As filed with the Securities and Exchange Commission on June 13, 2005.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PeopleSupport, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7389	95-4695021
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(IRS Employer Identification Number)
1100 Glendon Ave., Suite 1250
Los Angeles, California 90024
(310) 824-6200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Lance Rosenzweig
Chairman of the Board and Chief Executive Officer
PeopleSupport, Inc.
1100 Glendon Ave., Suite 1250
Los Angeles, California 90024
(310) 824-6200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Ethan D. Feffer, Esq.
Albert P. Asatoorian, Esq.
Pillsbury Winthrop Shaw Pittman LLP
725 South Figueroa Street, Suite 2800
Los Angeles, California 90017
(213) 488-7100
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered(1)	to be Registered	Price per Share(2)	Offering Price(2)(3)	Fee

Common Stock, $.001 par value per share	438,679 Shares	$1.24	$543,962	$64

(1)	Consists of shares issued or issuable upon exercise of options pursuant to the Registrant’s 1998 Stock Incentive Plan. Pursuant to Rule 416(a) under the Securities Act, this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable with respect to the shares being registered hereunder by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that increases the number of the Registrant’s outstanding shares of common stock.

(2)	The Proposed Maximum Aggregate Offering Price and the Proposed Maximum Aggregate Offering Price Per Share have been estimated pursuant to Rule 457(a) and (h) solely for the purpose of determining the Registration Fee.

(3)	The weighted average price of the 438,679 shares of the common stock being registered is $1.24 per share.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this offering circular is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This offering circular is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

OFFERING CIRCULAR (SUBJECT TO COMPLETION) DATED                     , 2005
RESCISSION OFFER
65,061 SHARES OF COMMON STOCK AND
OPTIONS TO PURCHASE 373,618 SHARES OF COMMON STOCK
        Before our initial public offering, we granted options to purchase shares of our common stock to certain of our employees and directors and to certain employees of our subsidiaries, pursuant to our 1998 Stock Incentive Plan. We are offering to repurchase outstanding options to purchase 373,618 shares of our common stock granted and 65,061 shares of common stock purchased upon exercise of options granted from January 1, 2003 through April 28, 2004. We are making this repurchase offer only to directors, current and certain former employees of PeopleSupport and its subsidiaries who resided in California at the time the options were granted to them and current employees residing in the Philippines who received options in California.
The Rescission Offer

•	We are offering to repurchase 65,061 shares of our common stock from certain former and current employees. These persons purchased those shares upon exercise of options we granted to them pursuant to our 1998 Stock Incentive Plan between January 1, 2003 and April 28, 2004.

•	We are offering to repurchase unexercised options to purchase 373,618 shares of our common stock from directors and current and certain former employees of PeopleSupport and its subsidiaries.

•	The repurchase price for the shares of our common stock subject to the rescission offer ranges from $0.41 to $6.85 per share, and is equal to the price paid by those persons who purchased these shares. The repurchase price for unexercised options to purchase shares of our common stock subject to the rescission offer is 20% of the per share exercise price multiplied by the number of shares subject to the options. In each case, if you accept our rescission offer and surrender your shares or options, or both, as the case may be, you will receive interest at the rate of 7% per year, based on the repurchase price noted above and calculated from the date you purchased the shares or the date the option was granted to you, as the case may be, through the date that the rescission offer expires.
      We are making this offer on the terms and conditions set forth in this offering circular and the accompanying letter of offer to repurchase securities. Our rescission offer will remain open until 5:00 p.m. California time on                     2005, 30 days from the date of this offering circular.
      The registration statement relating to our initial public offering was declared effective by the U.S. Securities and Exchange Commission on September 30, 2004. At the closing of our initial public offering on October 6, 2004, 6,818,182 shares of our common stock were sold to the public at $7.00 per share, including 4,745,727 shares sold by us and 2,072,455 sold by selling stockholders. The underwriters subsequently exercised their over-allotment option to purchase 603,000 additional shares from us.
      Our common stock is quoted on The Nasdaq National Market under the symbol “PSPT.” The range of closing prices for our common stock, as quoted on The Nasdaq National Market from September 30, 2004 to June 10, 2005, was $6.50 to $11.59 per share. On June 10, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $10.25 per share.
       See “Risk Factors” beginning on page 5 for a discussion of certain matters that you should consider before accepting or rejecting this rescission offer.
       The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this offering circular is truthful or complete. It is illegal for any person to tell you otherwise.

SUPPLEMENTAL NOTES REGARDING THE RESCISSION OFFER

•	This rescission offer is not an unexpected development. Our intention to make this rescission offer and its details were disclosed in the registration statement relating to our initial public offering originally filed in May 2004.

•	Because we expanded our operations and the size of our workforce rapidly from our inception through December 31, 2002, we granted stock options to a large number of employees and non-employee participants under our 1998 Stock Incentive Plan. On December 31, 2002, options granted under our 1998 stock plan were held by more than 500 holders. As a result, we became subject to the registration requirements under Section 12(g) of the Securities Exchange Act of 1934 and were no longer eligible to rely on the exemption from registration under Rule 701 of the Securities Act of 1933 or the corresponding exemption from qualification under California securities laws that is available to the extent the requirements of Rule 701 are satisfied. Due to the unavailability of these exemptions and our failure to register under Section 12(g) following the end of our 2002 fiscal year, certain options granted between January 1, 2003 through April 28, 2004 may not have been exempt from registration under Rule 701 or exempt from qualification under the California securities laws. We did not qualify the option grants in California and these options may have been granted in violation of the California securities laws. Companies commonly make rescission offers for such potential violations in these situations.

•	We intend to commence the rescission offer on , 2005. We filed a registration statement relating to the rescission offer, which is a normal part of the rescission offer process.

•	The rescission offer is merely an offer to repurchase options and shares of common stock. You are not required to accept our rescission offer.

      You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with additional information or information different from that contained in this offering circular. We are making this rescission offer only in jurisdictions where it is permitted. The information contained in this offering circular is accurate only as of the date of this offering circular, regardless of the time of delivery of this offering circular or of any sale of our common stock.

QUESTIONS AND ANSWERS ABOUT OUR RESCISSION OFFER

Q:	Why are you making the rescission offer?

A:	Before our initial public offering, from August 1998 through April 28, 2004, we granted options to purchase shares of our common stock to our officers, directors, employees and employees of our subsidiaries, pursuant to our 1998 Stock Incentive Plan. These options were granted in reliance on certain exemptions from registration and qualification under federal and applicable state securities laws, including the exemption available under Rule 701 of the Securities Act of 1933, as amended, or the Securities Act.

For the first time at the end of any fiscal year, on December 31, 2002, options granted by us were held by more than 500 holders. As a result, we became subject to the registration requirements under Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In general, Section 12(g) of the Exchange Act (as supplemented by rules adopted by the Securities and Exchange Commission) requires every issuer having total assets of more than $10 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. An issuer is required to comply with the registration requirements within 120 days after the end of the first fiscal year when it first meets the above-described total asset and record holder test.

We failed to register under Section 12(g) of the Exchange Act following the end of our 2002 fiscal year, when we first became subject to the registration requirements under Section 12(g) of the Exchange Act. Also, once we became subject to the registration requirements under the Exchange Act, we were no longer eligible to rely on the exemption from registration under Rule 701 of the Securities Act of 1933 or the corresponding exemption from qualification under California law that is available to the extent the requirements of Rule 701 are satisfied. Due to the unavailability of these exemptions and our failure to comply with the registration requirements under Section 12(g), we believe grants of certain unexercised options and issuance of common stock upon exercise of certain options granted under our 1998 Stock Incentive Plan between January 1, 2003 through April 28, 2004, did not comply with the requirements of Rule 701 and also may not have qualified for any exemption from qualification under the securities laws of California. We also did not obtain any required registration or qualification under federal or state securities laws. We are offering to repurchase options and common stock to address these compliance issues under the California securities laws by allowing holders of options and common stock covered by the rescission offer to sell those securities back to us and to reduce our contingent liability with respect to options and common stock that may not have been granted or issued in compliance with these laws.

Q:	Am I required to accept the rescission offer?

A:	No. You are not required to accept our offer.

Q:	Can I accept the rescission offer in part?

A:	If you accept the rescission offer, you must accept the rescission offer with respect to an entire option grant or all of the shares of common stock acquired upon exercise of an option grant covered by the rescission offer. You can accept the rescission offer in part to the extent you have received multiple option grants or acquired common stock upon exercise of multiple option grants. For example, you can accept the rescission offer with respect to one grant by returning a completed signed notice of election form with respect to that option grant, together with the option certificate evidencing that grant. However, you must make one determination with respect to an individual grant represented by one option certificate.

Q:	What will I receive if I accept the rescission offer?

A:	If you accept our rescission offer, we will:

• Repurchase the unexercised option held by you and granted on or before April 28, 2004, regardless of whether these options are vested, at 20% of the option exercise price per share multiplied by the number of shares subject to such option, plus interest at the rate of 7% per year from the date of grant through the date the rescission offer expires. For example, if you elect to rescind an unexercised option to purchase 10,000 shares of our common stock at a per share exercise price of $6.85 that was granted on

April 28, 2004 and the rescission offer period expires on August 31, 2005, you will receive (subject to applicable taxes and tax withholding requirements):

20% of the exercise price for the total option = 20% multiplied by (10,000 × $6.85) = $13,700.

Plus simple interest at 7% per year = $1,287.42.

For a total of $14,987.42.

• Repurchase the common stock held by you which were purchased upon exercise of an option granted on or before April 28, 2004 at the per share purchase price multiplied by the number of shares purchased and held by you, plus interest at the rate of 7% per year from the date of purchase through the date the rescission offer expires. For example, if you elect to rescind shares of common stock purchased upon exercise of an option to purchase 10,000 shares of common stock at a per share purchase price of $6.85 that was issued on April 28, 2004 and the rescission offer period expires on August 31, 2005, you will receive (subject to applicable taxes and tax withholding requirements):

100% of the per share purchase price for the total number of shares acquired upon exercise of the option = $6.85 × 10,000 = $68,500.

Plus simple interest at 7% per year = $6,437.12.

For a total of $74,937.12.

You will not have any right, title or interest to any option or common stock you will be surrendering upon the closing of the rescission offer, and you will only be entitled to receive the proceeds from our repurchase of the options and common stock.

Q:	Have any officers, directors or 5% stockholders advised PeopleSupport whether they will participate in the rescission offer?

A:	Six of our executive officers and directors are eligible to participate in the rescission offer with respect to options to purchase 161,695 shares of our common stock at exercise prices per share of $0.41. We have been advised that none of these officers or directors intends to accept the rescission offer. If our eligible officers and directors do not participate in the rescission offer but all other eligible persons accept the rescission offer in full, our officers and directors will not materially increase their respective ownership interests in our company.

Q:	Are employees and other persons expected to accept the rescission offer in an amount that would be material?

A:	We do not believe the rescission offer will be accepted by our current employees or directors or other persons in an amount that would represent a material expenditure by us. We base this belief on the fact that our rescission offer will offer to repurchase options at a weighted average price of $1.24 and shares at a weighted average price of $0.41, while the range of closing prices for our common stock, as quoted on The Nasdaq National Market, from September 30, 2004 through June 10, 2005 has been $6.50 to $11.59 per share. On June 10, 2005 the last business day before the date of this offering circular, the last reported sale price of our common stock on The Nasdaq National Market was $10.25 per share. We cannot give you any assurance as to the price at which our common stock will trade in the future.

Q:	If I affirmatively reject or fail to accept the rescission offer before the expiration date, can I sell shares underlying my options?

A:	If you affirmatively reject or fail to accept the rescission offer, you will retain ownership of the options and shares you received and will not receive any cash for those options or shares of common stock. We have filed a registration statement under the Securities Act covering the issuance of shares upon the exercise of your currently unexercised options. In addition, the shares of common stock acquired upon exercise of options are being covered by this rescission offer are being registered on this Registration Statement. These shares will be freely tradeable under the Securities Act (unless you are an “affiliate” of PeopleSupport within the meaning of Rule 144 of the Securities Act), but will remain subject to any market standoff agreements, lockup agreements, PeopleSupport’s Statement of Company Policy on Securities Trades by Company Personnel and Confidential Information requirements and any other transfer restrictions and other applicable terms and conditions of the original option agreement and plan under which the options were granted.

Q:	What remedies or rights do I have now that I will not have after the rescission offer?

A:	It is unclear whether or not you will have a right of rescission under federal securities laws after the rescission offer. The staff of the Securities and Exchange Commission takes the position that a person’s right of rescission under the Securities Act may survive the rescission offer. Generally, the federal statute of limitations for non-compliance with the requirement to register securities under the Securities Act is one year from the date of the violation upon which the action to enforce liability is based. The California statute of limitations for non-compliance with the requirement to register or qualify securities under the California Corporate Securities Law of 1968 is the earlier of two years after the non-compliance occurred, or one year after discovery of the facts constituting such non-compliance. However, you will no longer have any right of rescission or repurchase with respect to these securities under Section 25503 of the California Corporate Securities Law after expiration of the rescission offer.

Q:	When does the rescission offer expire?

A:	Our rescission offer expires , 2005, thirty days after the effective date of the registration statement filed with this offering circular.

Q:	What do I need to do now to accept or reject the rescission offer?

A:	To accept or reject the rescission offer, you should complete, sign and date the notice of election attached to the accompanying letter of offer to purchase securities and return it in the enclosed return envelope to PeopleSupport, to the attention of Peter Phan, Esq., Corporate Counsel, 1100 Glendon Ave., Suite 1250, Los Angeles, California 90024, as soon as practical but in no event later than , 2005. If you are accepting the rescission offer, please also include in your return envelope the following:

• Common Stock. With respect to any shares of common stock that you want us to repurchase, (i) a completed and signed election form and (ii) a stock power representing the shares you are surrendering for repurchase.

• Options. With respect to any options that you are surrendering for repurchase, a completed and signed election form. Please indicate on your election form the grant date of the option that you are surrendering for repurchase and the number of shares underlying the option.

Q:	What happens if I do not return my notice of election form?

A:	If you do not return a properly completed notice of election form before the expiration date of our rescission offer, you will be deemed to have rejected our rescission offer.

Q:	How will the rescission offer be funded?

A:	The rescission offer will be funded from our existing cash balances. If all persons eligible to participate in the rescission offer accept our offer in full, our results of operations, cash balances and financial condition will not be affected materially.

Q:	Can I change my mind after I have mailed my signed notice of election form?

A:	Yes. You can change your decision about accepting or rejecting our rescission offer at any time before the expiration date. You can do this by completing and submitting a new notice of election form that must be received by us before the expiration of our rescission offer, which notice of election form will supersede all prior letters of offer to purchase securities in full, or by submitting a letter of withdrawal that must be received by us before the expiration of the rescission offer and clearly specifies your name, the grant date or date of the stock certificate, as the case may be, the exercise price and number of shares underlying the option or shares of common stock to be withdrawn. If you submit multiple letters of offer to repurchase securities, you will not be deemed to have elected to rescind your election as to a particular option grant or share issuance unless you have indicated this election in the latest dated and effective notice of election form.

Q:	If I accept the rescission offer, will PeopleSupport withhold any taxes?

A:	We will withhold a portion of your payment at the applicable tax withholding rate for options subject to the rescission offer that were granted to you in connection with your employment as a PeopleSupport employee or employee of one of our subsidiaries. We strongly urge you to consult with your tax advisor as to the tax consequences of accepting or rejecting the rescission offer.

Q:	Who can help answer my questions?

A:	We suggest that you consult your legal counsel and tax advisor before making your decision about accepting or rejecting our rescission offer. In addition, you can call Peter Phan, Esq. of PeopleSupport at (310) 824-6200 with any questions about the rescission offer. However, PeopleSupport cannot offer you any personal legal advice.

Q:	Where can I get more information about PeopleSupport?

A:	You can obtain more information about PeopleSupport from the filings we make from time to time with the Securities and Exchange Commission. These filings are available on the Securities and Exchange Commission’s website at www.sec.gov.

v

OFFERING CIRCULAR SUMMARY
      This summary highlights selected information contained elsewhere in this offering circular, including a description of the material terms of the offering. You should carefully read the entire offering circular, including the material risks associated with our business and this rescission offer, and the consolidated financial statements and the related notes, before making an investment decision.
Our Business
      We provide business process outsourcing, or “BPO,” services from our facilities in the Philippines. We believe that we are one of the largest outsourced service providers in the Philippines based on the size of our workforce, which consists of over 3,600 college educated, fluent English-speaking Philippine personnel. From our Philippine facilities, we provide customer management services for U.S.-based clients who wish to outsource this function to a high quality, lower cost provider. We currently service 27 U.S.-based clients in a variety of industries, including travel and hospitality, technology, telecommunications, retail, consumer products and financial services. We primarily provide inbound customer management services, which includes handling calls and e-mails from our clients’ customers to order goods and services, make and change travel reservations, address billing questions, submit warranty claims and obtain technical support. We manage over two million customer communications per month, including inbound calls, e-mails and web chats. Our largest clients in 2004 were Expedia, EarthLink and ConsumerInfo.com, which accounted for 69% of our 2004 revenues. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 57% of our 2004 revenues. Our three largest clients for the three months ended March 31, 2005 together accounted for 62% of our revenues. Expedia, our largest client, and EarthLink, our second largest client, together accounted for approximately 49% of our revenues for the three months ended March 31, 2005. In 2003, our largest clients were Expedia, Network Solutions and EarthLink, which accounted for 88% of our 2003 revenues. Expedia and Network Solutions were our largest clients in 2002. In July 2003, we began providing accounts receivable management services in which we use specially trained Philippine personnel to collect overdue consumer receivables from U.S. debtors.
      Our revenues and net income for the year ended December 31, 2004 were $44.5 million and $8.3 million, respectively, as compared with revenues of $30.0 million and a net income of $8.0 million for the year ended December 31, 2003. Our revenues and net income for the three months ended March 31, 2005 were $14.1 million and $2.8 million, respectively. Substantially all of our revenues in 2003, 2004 and the first three months of 2005 were derived from our customer management business, and less than 3.0% was derived from our accounts receivable management business. At March 31, 2005, we had an accumulated deficit of $50.3 million as the result of net losses in prior years.
      PeopleSupport was incorporated in Delaware in July 1998. We began providing outsourced customer management services in 1998 from our outsourcing center location in Los Angeles. In March 2002, we restructured our operations to relocate our existing outsourcing centers to the Philippines. We completed the migration of our outsourcing operations to the Philippines in 2003. The restructuring of our operations resulted in significant cost savings due to reductions in labor and lease expenses. As demand for our offshore outsourced services grew, we expanded our outsourcing operations in the Philippines. We currently maintain four outsourcing facilities and employ more than 3,600 personnel in the Philippines.
      Our principal executive office is located at 1100 Glendon Ave., Suite 1250, Los Angeles, California 90024, and our telephone number is (310) 824-6200. Our website is www.peoplesupport.com. Information on our website is not part of this offering circular. All references to “we,” “us,” “our” and “our company” refer to PeopleSupport, Inc. and its subsidiaries.

Rescission Offer

Shares of common stock underlying options subject to the rescission offer as of May 27, 2005	373,618 shares
Shares of common stock issued upon exercise of options subject to the rescission offer of as of May 27, 2005	65,061 shares
Common stock outstanding as of May 27, 2005	18,190,138 shares
Nasdaq National Market Stock Symbol	PSPT
      Unless otherwise indicated, all information in this offering circular:

•	reflects outstanding shares as of May 27, 2005;

•	gives retroactive effect to a 1 for 2.74 reverse stock split of our common and previously outstanding preferred stock that occurred on August 5, 2004;

•	excludes 99,709 shares of common stock issuable upon the exercise of warrants at a weighted average exercise price of $15.65 per share;

•	excludes 1,200,560 shares of common stock issuable upon the exercise of options outstanding under our stock option plans, including options that are subject to our rescission offer, at a weighted average exercise price of $3.94 per share;

•	excludes 1,382,563 shares of common stock available for future grants under our stock option and stock purchase plans; and

•	assumes that, except as expressly stated herein, no person accepts the rescission offer.
      As a result of our failure to register under Section 12(g) of the Securities Exchange Act of 1934 following the end of our 2002 fiscal year, when we first became subject to the requirements under this section, we may have violated the California state securities law because we did not qualify options granted from January 1, 2003 through April 28, 2004. We are offering to repurchase outstanding options to purchase shares of our common stock and shares of common stock that were granted or acquired upon exercise of an option granted during this period to persons who resided in California at the time of the grant and to persons residing in the Philippines who received their options in California for the purposes of California law. A total of 373,618 shares of our common stock underlie options and 65,061 shares of our common stock were acquired upon exercise of options granted to these option recipients during the period from January 1, 2003 through April 28, 2004.
      The repurchase price for each unexercised option subject to our rescission offer will be 20% of the option exercise price per share multiplied by the number of shares subject to such option, plus interest at the rate of 7% per year from the date of grant until the rescission offer expires. The repurchase price for each share of common stock acquired upon exercise of an option subject to our rescission offer will be at the per share purchase price of the shares of common stock purchased multiplied by the number of shares acquired upon exercise of such option, plus interest at a rate of 7% per year from the date the shares of common stock were acquired until the rescission offer expires. This rescission offer will expire at 5:00 p.m. California time on                     , 2005, 30 days after the date of this offering circular.
      As of the date of this offering circular, we are not aware of any claims for rescission against us.
      See “Risk Factors” beginning on page 5 for a discussion of factors you should carefully consider before deciding to accept our rescission offer.

Summary Consolidated Financial Data
      The following table presents historical financial data as of, and for the years ended, December 31, 2000, 2001, 2002, 2003 and 2004, which has been derived from our audited consolidated financial statements. The consolidated statements of operations data for each of the three month periods ended March 31, 2004 and 2005, and the consolidated balance sheet data as of March 31, 2005, are derived from our unaudited consolidated financial statements. You should read this information together with “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, which are included elsewhere in this offering circular.

						Three Months Ended
	Years Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$10,979	$19,733	$19,780	$30,013	$44,511	$9,551	$14,056
Cost of revenues (exclusive of management incentive plan and depreciation shown below)(1)	15,020	12,573	11,188	12,921	24,483	4,627	7,723
Management incentive plan — cost of revenues(2)	—	—	—	—	788	—	68
Selling, general & administrative (exclusive of management incentive plan expense shown below)(1)	37,759	15,128	5,587	6,134	9,721	2,247	2,664
Management incentive plan — selling, general & administrative(2)	—	—	—	—	4,549	—	17
Depreciation and amortization	1,957	3,795	4,065	3,166	3,927	796	1,016
Gain on sale of receivable portfolios(3)	—	—	—	—	(172)	—	—
Restructuring charges(4)	3,038	—	3,824	(345)	(22)	—	—

Income (loss) from operations	(46,795)	(11,763)	(4,884)	8,137	1,237	1,881	2,568
Interest income (expense) and other, net	768	106	(425)	80	224	9	227
Gain on the extinguishment of debt(5)	—	—	2,430	—	—	—	—

Income (loss) before provision for income taxes	(46,027)	(11,657)	(2,879)	8,217	1,461	1,890	2,795
Provision for income taxes(6)	—	13	13	231	(6,863)	51	39

Net income (loss)(7)	$(46,027)	$(11,670)	$(2,892)	$7,986	$8,324	$1,839	$2,756

Net income (loss) per share of common stock:
Basic(8)	$(19.24)	$(4.65)	$(1.14)	$3.15	$1.39	$0.71	$0.15
Diluted(8)	$(19.24)	$(4.65)	$(1.14)	$0.64	$0.55	$0.13	$0.15
Weighted average number of common shares outstanding:
Basic(8)	2,392	2,512	2,533	2,533	5,996	2,575	18,027
Diluted(8)	2,392	2,512	2,533	12,560	15,012	14,180	18,946

      The following table presents a summary of our balance sheet data as of March 31, 2005:

As of
March 31,
2005

Consolidated Balance Sheet Data:
Cash and cash equivalents	$40,183
Working capital	46,516
Total assets	70,482
Redeemable convertible preferred stock	—
Total stockholders’ equity	$61,132

(1)	Included in expenses above are non-cash stock based compensation charges of:

						Three Months
						Ended
	Years Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Cost of revenues	$94	$25	$—	$61	$566	$146	$79
Selling, general & administrative	2,342	633	—	58	1,208	295	168

	$2,436	$658	$—	$119	$1,774	$441	$247

(2)	Under our management incentive compensation plan, we made payments of $4.8 million to senior management and key employees based on a formula calculated as a fraction of the net proceeds received by us and selling stockholders upon completion of our initial public offering. These payments resulted in a charge to earnings in the fourth quarter ended December 31, 2004. Under the terms of our management incentive compensation plan, we also are obligated to make payments of $0.8 million to key employees and personnel based on continued service or other performance criteria. This amount was recorded as deferred compensation expense in the fourth quarter ended December 31, 2004 and will be amortized over future periods. In addition, under the terms of our management incentive compensation plan, we made a further payment of $0.5 million in connection with the sale of 603,000 additional shares on October 25, 2004, pursuant to the exercise of an over-allotment option granted to the underwriters of our initial public offering. These payments also resulted in a charge to earnings in the fourth quarter ended December 31, 2004. In connection with the sale of these shares, we also are obligated to make payments of $0.2 million to key employees and personnel based on continued service or other performance criteria. This amount was recorded as deferred compensation expense in the fourth quarter ended December 31, 2004 and will be amortized over future periods.

(3)	Gain on sale of receivable portfolios is the net amount we earned on the sale of two accounts receivable portfolios by its ProArm subsidiary during 2004.

(4)	Restructuring charges are comprised of estimated and actual obligations for various non-cancelable leases, the write-down of abandoned leasehold improvements and fixed assets at customer care centers in the United States where we terminated operations, and severance and other U.S. employee-related costs in connection with the movement of our operations, first to St. Louis, and then to the Philippines.

(5)	Gain on the extinguishment of debt relates to the extinguishment of an equipment loan.

(6)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Accounting for Income Taxes” for additional information.

(7)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a comparison of quarterly net income for 2003 and 2004.

(8)	For information regarding the computation of per share amounts, refer to Note 2 of the notes to our consolidated financial statements included elsewhere in this offering circular. The basic and diluted share and per share amounts in the consolidated statement of operations table above have been restated to give retroactive effect to the 1 for 2.74 reverse stock split that was effected on August 5, 2004.

RISK FACTORS
      You should carefully consider the risks described below before making a decision to accept or reject our rescission offer. As a result of any of the following risks, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline. You should also refer to the other information set forth in this offering circular, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Risks Related to the Rescission Offer

Your federal right of rescission may not survive if you affirmatively reject or fail to accept the rescission offer.
      If you affirmatively reject or fail to accept the rescission offer, it is unclear whether or not you will have a right of rescission under federal securities laws after the expiration of the rescission offer. The staff of the Securities and Exchange Commission is of the opinion that a person’s right of rescission created under the Securities Act may survive the rescission offer.

We cannot predict whether the amounts you would receive in the rescission offer would be higher than the fair market value of our securities.
      The amount you would receive in the rescission offer is fixed and is not tied to the fair market value of the shares of common stock you hold, your options or the value of the underlying shares of common stock. If you accept the rescission offer, you may receive less than the fair market value of the shares of common stock and/or options you would be surrendering.

We may continue to have potential liability and face potential claims for violations of securities laws even after we complete this rescission offer.
      On December 31, 2002, options granted under our 1998 stock plan were held by more than 500 holders. As a result, we became subject to the registration requirements under Section 12(g) of the Securities Exchange Act of 1934. We were required to file periodic reports, such as 10-Ks and 10-Qs, under Section 13(a) of the Exchange Act beginning in 2003. We did not file any such reports until we filed a Form 10 registration statement in July 2004.
      As a result of our failure to file the reports, grants of certain options and issuance of common stock upon exercise of certain options granted under our 1998 stock plan between January 1, 2003 and April 28, 2004 may not have been exempt from registration or qualification under federal and state securities laws, and we did not obtain any required registration or qualification. To address this matter, we are making this rescission offer to holders of these options and common stock who resided in California at the time the options were granted and/or common stock was acquired and to certain executive officers and management personnel to whom the options were granted and/or common stock was acquired in California. Under the rescission offer, we are offering to repurchase the options at 20% of the option exercise price multiplied by the number of shares underlying the option, plus interest at an annual rate of 7% from the grant date, and shares of common stock acquired upon exercise of an option subject to our rescission offer at the per share purchase price of the shares of common stock purchased multiplied by the number of shares of common stock acquired upon exercise of such option, plus interest at a rate of 7% per year from the date the shares of common stock were acquired. We would be required to pay approximately $0.1 million, plus interest at an annual rate of 7%, if all persons entitled to have their options and common stock repurchased elect to do so. We could be required to pay a higher amount if more options that are subject to rescission are exercised. However, the federal securities laws do not provide that a rescission offer will extinguish a holder’s right to rescind the grant of an option or the issuance of shares that were not registered or exempt from the registration requirements under the federal securities laws. It is also possible that a holder of options and/or common stock could argue that the amount offered to rescind his or her option and/or common stock is inadequate, and if a court were to impose a greater remedy for our potential violations of securities laws, our liability to the holder could be higher. If any or all offerees reject or fail to accept our offer to repurchase the options and common stock, we may continue to have potential liability for violations of securities laws.
      In addition, our failure to file required Exchange Act reports could conceivably give rise to potential claims by present or former stockholders based on the theory that such holders were harmed by the absence of such public reports, or to actions by federal regulators. If any such claim or action is asserted, we could incur expenses and management’s attention would be diverted in defending the claim or action, even if we have no liability.

If you reject or fail to accept the rescission offer, the shares you receive from the exercise of your options may still remain subject to limitation on resales.
      If you affirmatively reject the rescission offer or fail to accept the rescission offer before the expiration of the rescission offer, you will retain ownership of the options and common stock you received. The issuance of shares upon exercise of options you retain will be registered under Securities Act of 1933, as amended, or the Securities Act, pursuant to a registration statement that we previously filed. In addition, the shares of common stock acquired upon exercise of options are being registered on this Registration Statement. These shares will be freely tradeable, subject to any applicable limitations set forth in Rule 144 or Rule 145 under the Securities Act and any other transfer restrictions and other applicable terms and conditions of the original option agreement and plan under which the options were granted or the shares were acquired. You will also remain subject to any market standoff agreement, lockup agreements, requirements under the PeopleSupport Statement of Company Policy on Securities Trades by Company Personnel and Confidential Information and any other transfer restrictions entered into with respect to your options, the underlying shares or common stock acquired upon exercise of options.
Risks Related to Our Stock and Our Stock Price

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.
      Before our recently completed initial public offering, our common stock was not traded in a public market. Since the completion of our initial public offering, our stock price has been and may continue to be volatile. We cannot predict the extent to which the trading market will continue to develop or how liquid that market might become. Prices for our common stock could be influenced by a variety of factors, including the depth and liquidity of the market for our common stock, investor perception of us, our business and our industry, the consumer credit and outsourcing industries, and general economic and market conditions. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this offering circular. In addition, the stock market in general and the Nasdaq National Market have experienced extreme price and volume fluctuations. Trading prices and valuations may not be sustainable. Broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, following periods of volatility in the overall market and a decline in the market price of a company’s stock, securities class action litigation has often been instituted. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts cease to publish research or reports about our business or if they change negatively their recommendations regarding our stock, our stock price and trading volume could decline.
      The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us publishes negative research on us or our industry, or downgrades our stock, our stock price would likely decline. If one or more of these analysts cease or limit coverage of us or our industry, or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of our common stock in the public market could cause our stock price to fall.
      Substantial future sales of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline. At March 31, 2005, 18,051,511 shares of common stock were outstanding and 1,462,010 shares were to be issued upon the exercise of outstanding warrants and options. The shares sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining shares of common stock outstanding after our initial public offering are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We also may be required to issue additional shares upon the exercise of previously granted options or warrants that are currently outstanding.
      Increased future sales of our common stock could exert significant downward pressure on our stock price. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.
Risks Related to Our Business

Our revenues are highly dependent on three major clients that collectively accounted for 62% of our revenues in the first three months of 2005, and any loss of business from our major clients would reduce our revenues and seriously harm us.
      In recent years, we have generated, and expect that at least for the near term we will continue to generate, almost all of our revenues from a limited number of clients. Expedia, EarthLink and ConsumerInfo.com were our largest clients in the first three months of 2005 and accounted for 62% of our revenues for the first three months of 2005. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 49% of our revenues during the period. Our contract with Expedia expires in May 2007. Our contract with EarthLink expires in January 2006, but will automatically renew each year for a one year period unless terminated by EarthLink or us prior to the end of the term. Our contract with ConsumerInfo.com expires in July 2006, but will automatically renew each year for a one year period unless terminated by ConsumerInfo.com or us prior to the end of the term. If we fail to renew or extend our contracts with our clients, or if these contracts are terminated for cause or convenience, our clients will have no obligation to purchase services from us.
      The loss of, or any significant decline in business from, one or more of these clients likely would lead to a significant decline in our revenues and operating margins, particularly if we are unable to make corresponding reductions in our expenses in the event of any such loss or decline. We may not be able to retain our major clients or, if we were to lose any of our major clients, we may not be able to timely replace the revenue generated by the lost clients. In addition, the revenue we generate from our major clients may decline or grow at a slower rate in future periods than it has in the past. If we lose any of our major clients, or if they reduce their volume with us, we may suffer from the costs of underutilized capacity because of our inability to eliminate all of the costs associated with conducting business with them, which could exacerbate the harm that any such loss or reduction would have on our operating results and financial condition.

Our clients may adopt technologies that decrease the demand for our services, which could reduce our revenues and seriously harm our business.
      We target clients with a high need for our customer management services and we depend on their continued need of our services, especially our major clients who generate the substantial majority of our revenues. However, over time, our clients may adopt new technologies that decrease the need for live customer interactions, such as interactive voice response, web-based self-help and other technologies used to automate interactions with customers. The adoption of such technologies could reduce the demand for our services, pressure our pricing, cause a reduction in our revenues and harm our business. For example, in 2003 and 2004, one of our major clients, Network Solutions, which accounted for over 10% of our 2003 revenues, improved its web-based self-help technology and automated its telephone inquiry system, which we believe was a contributing factor behind a reduction in revenues of 55% from this client for the year ended December 31, 2004 as compared with the year ended December 31, 2003.

Our revenues are highly dependent on a few industries and any decrease in demand for outsourced services in these industries could reduce our revenues and seriously harm our business.
      Our major clients are concentrated in the travel and hospitality, technology and telecommunications industries. Our business and growth largely depends on continued demand for our services from clients in these industries and other industries we may target in the future and on trends in these industries to purchase outsourced business process services. A downturn in any of our targeted industries, particularly the travel and hospitality or Internet service provider industry, or a slowdown or reversal of the trend in any of these industries to outsource business processes could result in a decrease in the demand for our services. Rapid change in and competition between technology clients, particularly Internet service providers, could result in a decrease in demand for our services within the technology industry.
      Other adverse changes also may lead to a decline in the demand for our services in these industries. For example, consolidation in any of these industries, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenues and harm our business. Our clients, particularly those in the technology and telecommunications industries, have frequently experienced rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our operating results and harm our business.

We serve markets that are highly competitive and we may be unable to compete with businesses that have greater resources than we do.
      We currently face significant competition for outsourced business process services and expect that competition will increase. We believe that, in addition to prices, the principal competitive factors in our markets are service quality, sales and marketing skills, the ability to develop customized solutions and technological and industry expertise. While numerous companies provide a range of outsourced business process services, we believe our principal competitors include our clients’ own in-house customer service groups, including, in some cases, in-house groups operating offshore, offshore outsourcing companies and U.S.-based outsourcing companies. In customer management services, our principal competitors with operations in the Philippines include Sykes Enterprises, Convergys Corporation and TeleTech Holdings, each publicly traded U.S. companies, and eTelecare International, ClientLogic, and Ambergris Solutions, each privately held companies. Wipro LTD, a large publicly held outsourcer of IT and IT related services based in India, recently announced plans to expand its operations into the Philippines. The trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.
      We have existing competitors, and may in the future have new competitors, with greater financial, personnel and other resources, longer operating histories, more technological expertise, more recognizable brand names and more established relationships in industries that we currently serve or may serve in the future. Increased competition, our inability to compete successfully against current or future competitors, pricing pressures or loss of market share could result in increased costs and reduced operating margins, which could harm our business, operating results, financial condition, and future prospects.

A reversal of industry trends toward offshore outsourcing due to negative public reaction in the United States and recently proposed legislation may adversely affect demand for our services.
      Our customer management and accounts receivable management services and our growth depend in large part on U.S. industry trends towards outsourcing these business processes offshore. The trend to outsource business processes may not continue and could reverse. There has been recent publicity about the negative experience of certain companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends would harm our ability to compete effectively with competitors that operate out of facilities located in the United States. Estimates of the growth in the offshore outsourcing market in this offering circular do not assume any such slowdown or reversal of recent trends.
      A variety of federal and state legislation has been proposed that could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. For example, legislation has been proposed that would require offshore providers to identify where they are located and in certain cases to obtain consent to handling calls or sending customer information offshore. It is also possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. In addition, various federal tax changes that could adversely impact the competitive position of offshore outsourcing services are also under consideration. Any expansion of existing laws or the enactment of new legislation directly or indirectly restricting offshore outsourcing may adversely impact our ability to do business with U.S. clients, particularly if these changes are widespread.

Many of our contracts can be terminated by our clients on short notice and in many cases without penalty. We also generally do not have exclusive arrangements with our clients or a minimum revenue commitment from our clients, which creates uncertainty about the volume of services we will provide and the amount of revenues we will generate from any of our clients.
      We typically enter into written agreements with each client for our services. We seek to sign multi-year contracts with our clients, but many of our contracts permit our clients to terminate the contracts upon short notice. The volume and type of services we perform for specific clients may vary from year to year, particularly since in many cases we are not the exclusive provider of outsourcing services to our clients. A client in one year may not provide the same level of revenues in a subsequent year. Many of our clients may terminate their contracts with us before their expiration with no penalties or limited penalties.
      Many of our clients could terminate their relationship with us or reduce their demand for our services due to a variety of factors, including factors that are unpredictable and outside of our control. The services we provide to a client could be reduced if the client were to change its outsourcing strategy. Clients may move more customer management functions in-house, to an affiliated outsourcing provider or to one of our competitors. Clients may reduce spending on outsourcing services due to changing economic conditions or financial challenges or political or public relations pressures to reduce or eliminate offshore outsourcing of business processes. If our clients are not successful or if they experience any significant decrease in their businesses, the amount of business they outsource and the prices that they are willing to pay for such services may be diminished and likely would result in reduced revenues for us. Any reduction in revenues would harm our business, negatively affect operating results and may lead to a decline in the price of our common stock.

We often encounter a long sales and implementation cycle requiring significant resource commitments by our clients, which they may be unwilling or unable to make.
      The implementation of our customer management service involves significant resource commitments by us and our clients. Potential clients require that we expend substantial time and money educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Decisions relating to outsourcing business processes generally involve the evaluation of the service by our clients’ senior management and a significant number of client personnel in various functional areas, each having specific and often conflicting requirements. We may expend significant funds and management resources during the sales cycle and ultimately the client may not engage our services. Our sales cycle generally ranges up to six to twelve months or longer. Our sales cycle for all of our services is subject to significant risks and delays over which we have little or no control, including:

•	Our clients’ alternatives to our services, including their willingness to replace their internal solutions or existing vendors;

•	Our clients’ budgetary constraints, and the timing of our clients’ budget cycles and approval process;

•	Our clients’ willingness to expend the time and resources necessary to integrate their systems with our systems and network; and

•	The timing and expiration of our clients’ current outsourcing agreements for similar services.
      If we are unsuccessful in closing sales after expending significant funds and management resources, or if we experience delays in the sales cycle, it could have a negative impact on our revenues and margins. This occupies important personnel resources that could otherwise be assisting other new clients. When we are engaged by a client after the sales process, typically it takes from four to six weeks to integrate the client’s systems with ours, and up to six months thereafter to ramp-up our services to the client’s requirements.

We have incurred substantial losses in the past and may not be profitable in the future.
      We did not become profitable until 2003 and incurred significant losses in each of the five fiscal years through 2002. This was mainly the result of excess capacity and high costs of our former U.S. outsourcing centers. We found it necessary to restructure our operations and move to the Philippines in order to become profitable. We may incur significant operating losses in the future. As a result of our operating losses, we had an accumulated deficit of $50.3 million at March 31, 2005. We expect our marketing, sales and other operating expenses to increase in the future as we seek to expand our business. If our revenues do not grow at a faster rate than these expected increases in our expenses or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses.

We have a limited operating history and our business and future prospects are difficult to evaluate.
      Due to our limited operating history, especially in the Philippines where we consolidated our operations in 2002 and 2003, and in our accounts receivable management services, which we commenced in July 2003, our business and future prospects are difficult to evaluate. We have limited experience providing accounts receivable management services and we are exploring opportunities to provide other outsourced services that we have not provided to date. You should consider the challenges, risks, and uncertainties frequently encountered by early-stage companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

•	Attract and retain clients;

•	Attract and retain key personnel and customer management professionals;

•	Generate sufficient revenues and manage costs to maintain profitability;

•	Manage growth in our operations; and

•	Access additional capital when required and on reasonable terms.

Our operating results may fluctuate significantly and could cause the market price of our common stock to fall rapidly and without notice.
      Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, including:

•	The addition or loss of a major client and the volume of services provided to our major clients;

•	The extent to which our services achieve or maintain market acceptance, which may be affected by political and public relations reactions to offshore outsourcing;

•	Our ability to introduce new or enhanced services to our existing and prospective clients and to attract and retain new clients;

•	Long sales cycles and fluctuations in sales cycles;

•	The extent to which we incur expenses in a given period in anticipation of increased demand in future periods, and the extent to which that demand materializes;

•	Changes in our pricing policies or those of our competitors, as well as increased price competition in general;

•	Variation in demand for our services and services or products of our major clients, particularly clients in the travel and hospitality industry; and

•	The introduction of new or enhanced services by other outsourced service providers.
      Results of operations in any quarterly period should not be considered indicative of the results to be expected for any future period. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could fall substantially, either suddenly or over time.

If we fail to manage our growth effectively, our business may not succeed.
      We have expanded significantly since our formation and intend to maintain our growth focus. However, our growth will place demands on our resources and we cannot be sure that we will be able to manage our growth effectively. In order to manage our growth successfully, we must:

•	Maintain the hiring, training and management necessary to ensure the quality and responsiveness of our services;

•	Expand and enhance our administrative and technical infrastructure, facilities, and capacities to accommodate increased call volume and other customer management demands; and

•	Continue to improve our management, financial and information systems and controls.
      Continued growth could place a strain on our management, operations, and financial resources. Our infrastructure, facilities and personnel may not be adequate to support our future operations or to adapt effectively to future growth. As a result, we may be unable to manage our growth effectively, in which case our operating costs may increase at a faster rate than the growth in our revenues, our margins may decline and we may incur losses.

We may experience significant employee turnover rates in the future and we may be unable to hire and retain enough sufficiently trained employees to support our operations, which could harm our business.
      The business process outsourcing industry is very labor intensive and our success depends on our ability to attract, hire, and retain qualified employees. We compete for qualified personnel with companies in our industry and in other industries and this competition is increasing in the Philippines as the BPO industry expands. Our growth requires that we continually hire and train new personnel. The BPO industry, including the customer management services industry, has traditionally experienced high employee turnover. A significant increase in the turnover rate among our employees would increase our recruiting and training costs and decrease operating efficiency and productivity, and could lead to a decline in demand for our services. If this were to occur, we would be unable to service our clients effectively and this would reduce our ability to continue our growth and operate profitably. We may be unable to continue to recruit, hire, train, and retain a sufficient labor force of qualified employees to execute our growth strategy or meet the needs of our business.

Our senior management team is important to our continued success and the loss of members of senior management could negatively affect our operations.
      The loss of the services of Lance Rosenzweig, our Chief Executive Officer; Caroline Rook, our Chief Financial Officer; Rainerio Borja, our President of PeopleSupport (Philippines); or Parham Farahnik, our Vice President of Sales and Marketing, could seriously impair our ability to continue to manage and expand our business. Our success depends on the continued service and performance of our executive officers, and we cannot guarantee that we will be able to retain these individuals. Our executive officers are “at-will”

employees who are not subject to employment agreements providing for any specified term of employment. We do not have “key man” insurance, nor are our U.S.-based executive officers subject to non-compete restrictions.

The planned move of our operations to our new facility in Manila could result in interruptions in service, which could reduce our revenues and harm our business.
      We plan to relocate our regional headquarters in the Philippines and at least one of our outsourcing locations to a facility recently built in Manila, which we expect to be operational during the third quarter of 2005. The relocation of our operations to this new facility will involve a number of logistical and technical challenges. We may encounter complications associated with the migration of our systems and computing equipment to our new facility, which could result in interruptions of our services. If such interruptions occur, they could result in financial or other damages to our clients, for which we could incur claims and liabilities and which could damage our reputation and cause us to lose significant business from one or more of our major clients. This would harm our business and operating performance.

Our facilities are at risk of damage by earthquakes and other natural disasters.
      We currently rely on the availability and condition of our leased Los Angeles, Manila, and Cebu facilities to provide service and support to our clients. These facilities are located in regions that are susceptible to earthquakes and other natural disasters, which may increase the risk of disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationship with our clients and may cause us to incur substantial additional expense to repair or replace damaged equipment or facilities. While we currently have commercial liability insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage or to secure such insurance coverage at premiums acceptable to us in the future. Prolonged disruption of our services as a result of natural disasters may entitle our clients to terminate their contracts with us.

Our operations could suffer from telecommunications or technology downtime, disruptions or increased costs.
      We are highly dependent on our computer and telecommunications equipment and software systems. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our services. We are also dependent on continuous availability of voice and electronic communication with customers. If we experience interruptions of our telecommunications network with our clients, we may experience data loss or a reduction in revenues. These disruptions could be the result of errors by our vendors, clients, or third parties, electronic or physical attacks by persons seeking to disrupt our operations, or the operations of our vendors, clients, or others. For example, we currently depend on two significant vendors for facility storage and related maintenance of our main technology equipment and data at our U.S. data centers. Any failure of these vendors to perform these services could result in business disruptions and impede our ability to provide services to our clients. We also may be required to pay penalties to our clients. A significant interruption of service could have a negative impact on our reputation and could lead our present and potential clients not to use our services. The temporary or permanent loss of equipment or systems through casualty or operating malfunction could reduce our revenues and harm our business.

We could cause disruptions to our clients’ business from inadequate service, and our insurance coverage may be inadequate to cover this risk.
      Most of our contracts with our clients contain service level and performance requirements, including requirements relating to the timing and quality of responses to customer inquiries. The quality of services that we provide is measured by quality assurance ratings, which are based in part on the results of customer satisfaction surveys and direct monitoring of interactions between our professionals and customers. Failures to meet service requirements of a client could disrupt the client’s business and result in a reduction in revenues or a claim for substantial damages against us. For example, some of our agreements have standards for service that, if not met by us, result in lower payments to us. In addition, because many of our projects are business-critical projects for our clients, a failure or inability to meet a client’s expectations could seriously damage our reputation and affect our ability to attract new business. Under our contracts with major clients and many of our contracts with other clients, our liability for breaching our obligations is generally limited to actual damages up to a portion of the fees paid to us. To the extent that our contracts contain limitations on liability, such contracts may be unenforceable or otherwise may not protect us from liability for damages. While we maintain general liability insurance coverage, including coverage for errors and omissions, this coverage may be inadequate to cover one or more large claims, and our insurer may deny coverage.

Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation and cause us to lose clients.
      We are typically required to collect and store sensitive data in connection with our services, including names, addresses, social security numbers, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. If any person, including any of our employees, penetrates our network security or otherwise misappropriates sensitive data, we could be subject to liability for breaching contractual confidentiality provisions or privacy laws. Penetration of the network security of our data centers could have a negative impact on our reputation and could lead our present and potential clients to choose other service providers.

Our ability to use net operating loss carryforwards in the United States may be limited.
      We intend to use our U.S. net operating loss carryforwards to reduce the U.S. corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. Based on our analysis, which includes assumptions regarding the respective values of classes of our stock, we do not believe our net operating losses are currently subject to Section 382 limitations and will not become subject to such limitations solely as a result of our recent initial public offering. However, no assurance can be given that future events (including, but not limited to, significant increases during the applicable testing period in the percentage of our stock owned directly or constructively by (i) any stockholder who owns 5% or more of our stocks or (ii) some or all of the group of stockholders who individually own less than 5% of our stock) will not trigger Section 382 limitations and, as a result, adversely affect our ability to use our net operating loss carryforwards. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

The current tax holidays in the Philippines will expire within the next several years.
      We currently benefit from income tax holiday incentives in the Philippines pursuant to our Philippine subsidiary’s registrations with the Board of Investments and Philippine Economic Zone Authority, which provide that we pay no income tax in the Philippines for four years pursuant to our Board of Investments non-pioneer status and Philippine Economic Zone Authority registrations, and six years pursuant to our Board of Investments pioneer status registration. Our current income tax holidays expire at staggered dates beginning in 2006 and ending in 2008, and we intend to apply for extensions. However, these tax holidays may or may not be extended. We believe that as our Philippine tax holidays expire, (i) gross income (defined for this purpose to mean the amount of our cost-plus transfer payments to our Philippine subsidiary in excess of certain allowable deductions) attributable to activities covered by our Philippine Economic Zone Authority registrations will be taxed at a 5% preferential rate, and (ii) our Philippine net income attributable to all other activities (including activities previously covered by our Board of Investments registrations) will be taxed at the regular Philippine corporate income tax rates of 32%. Our effective overall Philippine income tax rate will vary as the revenue generating activity at each outsourcing center becomes taxable upon expiration of the income tax holiday applicable to that center.

We may choose to expand operations outside of the Philippines and may not be successful.
      We may consider expanding to countries other than the Philippines. We cannot predict the extent of government support, availability of qualified workers, or monetary and economic conditions in other countries. Although some of these factors may influence our decision to establish operations in another country, there are inherent risks beyond our control, including exposure to currency fluctuations, political uncertainties, foreign exchange restrictions and foreign regulatory restrictions. One or more of these factors or other factors relating to international operations could result in increased operating expenses and make it more difficult for us to manage our costs and operations, which could harm our business and negatively impact our operating results.

We may make acquisitions that prove unsuccessful or divert our resources.
      We intend to consider acquisitions of other companies in our industry that could complement our business, including the acquisition of companies with expertise in other businesses and clients that we do not currently serve. We have little experience in completing acquisitions of other businesses, and we may be unable to successfully complete an acquisition. If we acquire other businesses, we may be unable to successfully integrate these businesses with our own and maintain our standards, controls and policies. Acquisitions may place additional constraints on our resources by diverting the attention of our management from existing operations. Through acquisitions, we may enter markets in which we have little or no experience. Any acquisition may result in a potentially dilutive issuance of equity securities, the incurrence of debt and amortization of expenses related to intangible assets, all of which could lower our margins and harm our business.

We are subject to extensive laws and regulations that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.
      The BPO industry has become subject to an increasing amount of federal and state regulation in the past five years. Despite our focus on inbound customer management, we are subject to regulations governing communications with consumers due to the activities we undertake on behalf of our clients to encourage customers to purchase higher value, additional or complementary products and services offered by our clients. For example, the Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the Federal Trade Commission to issue regulations prohibiting misrepresentations in telephone sales. In addition, limits on the transport of personal information across international borders such as those now in place in the European Union (and proposed elsewhere) may limit our ability to obtain customer data.
      We are also subject to significant federal and state laws and regulations applicable to our accounts receivable management services, including the Fair Debt Collection Practices Act, which imposes significant limitations and restrictions on our debt collection practices including licensing requirements. These laws and regulations may limit our ability to recover and enforce defaulted consumer receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit cards, debit cards, checks and other negotiable items may preclude us from collecting on defaulted consumer receivables we purchase or obtain through contingency placements from originators if they or others failed to comply with applicable law in generating or servicing those receivables. Additional federal, state, local or international legislation, or changes in regulatory implementation, could further limit our activities or those of our clients in the future or significantly increase the cost of regulatory compliance.

Our ability to raise capital in the future, if and when needed, may be limited, and could prevent us from executing our business strategy. The sale of additional equity securities would result in further dilution to our stockholders.
      We believe that our existing cash and cash equivalents, together with the net proceeds from our recently completed offering, will be sufficient to support our anticipated cash needs at least through 2006. However, the timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	Market acceptance of and demand for our offshore outsourced services which may be affected by political and public relations reactions to offshore outsourcing;

•	Access to and availability to sufficient management, technical, marketing, and financial personnel;

•	The need to enhance our operating infrastructure;

•	The continued development of new or enhanced services and hosted solutions;

•	The need to adapt to changing technologies and technical requirements;

•	Increasing costs, particularly in the Philippines;

•	The existence of opportunities to acquire businesses or technologies, or opportunities for expansion; and

•	Increased competition and competitive pressures.
      If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that restrict our operations. We may be unable to secure financing in sufficient amounts or on terms acceptable to us, if at all, in which case we may not have the funds necessary to finance our ongoing capital requirements or execute our business strategy.

We will incur increased costs as a result of being a public company.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We estimate that these costs will be approximately $3.0 million for fiscal 2005, but they could be higher. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, which may result in additional costs in the future.

Delaware law and our amended and restated certificate of incorporation and bylaws contain anti-takeover provisions that could delay or discourage business combinations and takeover attempts that stockholders may consider favorable.
      Our certificate of incorporation and bylaws contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party that is opposed by our board of directors. These provisions may have the effect of delaying or preventing a change of control or changes in management that stockholders consider favorable. In particular, our certificate of incorporation and bylaws include provisions that:

•	Classify our board of directors into three groups, each of which, after an initial transition period, will serve for staggered three-year terms;

•	Permit the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	Permit stockholders to remove our directors only for cause;

•	Permit a special stockholders’ meeting to be called only by our chairman of the board of directors, president, or chief executive officer, a majority of our board of directors or two-thirds of the independent directors;

•	Require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders’ meeting;

•	Permit our board of directors to issue, without approval of our stockholders, up to 4,000,000 shares of preferred stock with terms that our board of directors may determine and that may be senior to the terms of our common stock;

•	Prohibit cumulative voting in the election of directors that would otherwise allow less than a majority of stockholders to elect directors;

•	Permit the board of directors to alter certain provisions of our amended and restated bylaws without obtaining stockholder approval;

•	Require approval of at least 75% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or amend or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action; and

•	Eliminate the right of stockholders to call a special meeting of stockholders and to take action by written consent.
      Additionally, because we are incorporated in Delaware, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

Our corporate actions are substantially influenced by officers, directors, principal stockholders and affiliated entities.
      Our directors, executive officers and their affiliated entities beneficially own approximately 17.3% of our outstanding common stock. These stockholders, if they were to act together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors and approving mergers and acquisitions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders.
Risks Related to Doing Business in the Philippines

We may face wage inflation and additional competition in the Philippines for our professionals, which could increase the cost of qualified employees and the amount of employee turnover.
      Wages for our employees in the Philippines are increasing at a faster rate than for our U.S. employees, which could result in increased costs to employ our outsourcing center professionals. We also are faced with competition in the Philippines for outsourcing center professionals, and we expect this competition to increase as additional outsourcing companies enter the market and expand their operations. In particular, there may be limited availability of qualified middle and upper management candidates. We have benefited from an excess of supply over demand for college graduates in the Philippines. If this favorable imbalance changes due to increased competition, it could affect the availability or cost of qualified professionals, who are critical to our performance. This could increase our costs and turnover rates.

The Philippines may experience economic instability, which could increase our costs and harm our business.
      The Philippines continues to experience low growth in its gross domestic product, significant inflation, currency declines and shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to inflation in the Philippines, which has historically been at a much higher rate than in the United States. These conditions could create economic instability that could harm businesses operating in the Philippines.

Currency fluctuations in the Philippine peso relative to the U.S. dollar could increase our expenses.
      All of our revenues are denominated in U.S. dollars, and a substantial portion of our costs are incurred and paid in Philippine pesos. We are therefore exposed to the risk of an increase in the value of the Philippine peso relative to the U.S. dollar, which would increase our expenses. We do not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

Terrorist attacks could adversely affect the Philippine economy, disrupt our operations and cause our business to suffer.
      The Philippines periodically experiences civil unrest and terrorism and U.S. companies in particular may experience greater risks. We are not insured against terrorism risks. Terrorist attacks, such as the attacks of September 11, 2001 in the United States, have the potential to directly impact our clients and the Philippine economy by making travel more difficult, interrupting lines of communication and curtailing our ability to deliver our services to our clients. These obstacles may increase our expenses and harm our business.

We benefit from Philippine laws granting preferential tax treatment which, if eliminated, could result in increased operating expenses.
      We have benefited from significant government assistance in the Philippines, including the grant of income tax holidays and preferential tax treatments under our registrations with the Philippine Board of Investments and Philippine Economic Zone Authority, and changes to the country’s educational curriculum in order to attract foreign investment in specified sectors including the outsourcing industry. Despite these benefits, the Philippine national and local governments could alter one or more of these beneficial policies and the Philippine legislature could amend the laws granting preferential tax treatment. The elimination of any of the benefits realized by us from our Philippine operations, including tax incentives, could result in increased operating expenses and impair our competitive advantages over BPO companies based outside of the Philippines.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Many of the statements included in this offering circular contain forward-looking statements and information relating to our company. We generally identify forward-looking statements by the use of terminology such as “may,” “will,” “could,” “should,” “potential,” “continue,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” or similar phrases or the negatives of such terms. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Such statements are subject to risks, uncertainties and assumptions, including those identified in “Risk Factors,” as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that may affect these projections or expectations include, but are not limited to:

•	our revenues are highly dependent on a limited number of clients;

•	negative public reaction in the United States to offshore outsourcing and recently proposed legislation may adversely affect demand for our services;

•	our clients may adopt technologies that decrease the demand for our services;

•	our revenues are highly dependent on a few industries;

•	we serve markets that are highly competitive;

•	our contracts can be terminated by our clients on short notice and we generally do not have exclusive arrangements with our clients or require minimum revenue commitments;

•	we may not be able to grow our business or effectively manage growth;

•	our failure to hire and retain enough sufficiently trained employees to support our operations;

•	our operations could suffer from telecommunications or technology disruptions;

•	our operations could suffer in connection with the planned migration to our new PeopleSupport Center;

•	unauthorized disclosure of confidential client and customer data could expose us to litigation and cause us to lose clients;

•	our ability to use net operating loss carryforwards in the United States may be limited;

•	current tax holidays in the Philippines will expire within the next several years;

•	we are subject to laws and regulations that could limit or restrict our activities and impose financial limitations on the conduct of our business;

•	we are subject to risks associated with operating in the Philippines; and

•	potential terrorist activities and the responses of the United States and other nations to such activities may disrupt our operations and cause our business to suffer.
      Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements do not guarantee future performance and should not be considered as statements of fact.
      These forward-looking statements speak only as of the date of this offering circular and, unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in our annual, quarterly and other reports we will file with the SEC after the date of this offering circular. See “Where You Can Find Additional Information.”
RESCISSION OFFER
Background
      Since our inception in 1998 through April 28, 2004, we granted options to purchase shares of common stock and issued shares of common stock upon exercise of options granted pursuant to our 1998 Stock Incentive Plan. Except as to option grants and common stock covered by this rescission offer, all such options were granted and common stock was issued in reliance on the exemption from registration available under Rule 701 of the Securities Act of 1933, as amended, and the exemption from qualification available under a corresponding exemption under the California Corporate Securities Law of 1968 that is available to the extent the requirements under Rule 701 are satisfied.
      Because we expanded our operations and the size of our workforce rapidly from our inception through December 31, 2002, we granted stock options to a large number of employees and non-employee participants under our 1998 Stock Incentive Plan. On December 31, 2002, options granted under our 1998 stock plan were held by more than 500 holders. As a result, we became subject to the registration requirements under Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In general, Section 12(g) of the Exchange Act (as supplemented by rules adopted by the Securities and Exchange Commission) requires every issuer having total assets of more than $10 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. An issuer is required to comply with the registration requirements within 120 days after the end of the first fiscal year when it first meets the above-described total asset and record holder test.
      We failed to register under Section 12(g) of the Exchange Act following the end of our 2002 fiscal year, when we first became subject to the registration requirements under Section 12(g). Also, once we became subject to these registration requirements, we were no longer eligible to rely on the exemption from registration under Rule 701 of the Securities Act of 1933 or the corresponding exemption from qualification under California securities laws that requires compliance with Rule 701. Due to the unavailability of these exemptions and our failure to register under Section 12(g) following the end of our 2002 fiscal year, certain options granted and common stock issued upon exercise of certain options granted between January 1, 2003 through April 28, 2004 may not have been exempt from registration under Rule 701 or exempt from qualification under the California securities laws, and these options and common stock may have been granted or issued in violation of the California securities laws.
      To the extent that the exemptions under Rule 701 and the corresponding California exemption became unavailable to us after December 31, 2002, the offer or grant of options and issuance of common stock in California during the period from January 1, 2003 through April 28, 2004 might have been in violation of the qualification requirements under the California Corporate Securities Law of 1968. We are offering to repurchase options and common stock to address these compliance issues under the California securities laws by allowing holders of options and common stock covered by the rescission offer to sell those securities back to us and to reduce our contingent liability with respect to options and common stock that may not have been granted or issued in compliance with these laws.
Rescission Offer And Price
      We are offering to rescind certain option grants and repurchase common stock issued upon exercise of certain option grants pursuant to our 1998 Stock Incentive Plan. By making this rescission offer, we are not waiving any applicable statutes of limitations or any other defenses available to us.
      More specifically, we are offering to rescind certain grants of options and repurchase certain shares of common stock, which remain outstanding and are currently held by 36 persons. These consist of options to purchase 373,618 shares of our common stock at exercise prices per share ranging from $0.41 to $6.85 and 65,061 shares issued upon the exercise of options that were acquired at a purchase price per share ranging from $0.41 to $6.85. This offer will be made to directors, current employees and certain former employees who received options and common stock pursuant to the 1998 Stock Incentive Plan that are subject to the rescission offer between January 1, 2003 and April 28, 2004 and who are, or were at the time of issuance or grant, residents of California, and employees residing in the Philippines who received options and acquired common stock during this period in California for the purposes of California law.
      If you accept our rescission offer with respect to common stock and unexercised options to acquire our common stock, we will:

•	Repurchase all unexercised options granted to you at 20% of the per share exercise price multiplied by the number of shares subject to such options, plus interest at the rate of 7% per year, from the date of grant through the date that the rescission offer expires.

•	Repurchase shares of common stock acquired upon exercise of an option at the per share purchase price multiplied by the number of shares of common stock acquired upon exercise of such option, plus interest at a rate of 7% per year from the date the shares of common stock were acquired through the date the rescission offer expires.
      You will not be entitled to any payments for interest or otherwise unless you affirmatively elect to participate in the rescission offer.

Acceptance
      You may accept the rescission offer by completing and signing the notice of election form attached to the accompanying letter of offer to purchase securities, indicating the options and common stock to be repurchased on or before 5:00 p.m. Los Angeles time, on                     , 2005, which is the expiration date of the rescission offer. All acceptances of the rescission offer will be deemed to be effective on the expiration date and the right to accept and participate in the rescission offer will terminate on the expiration date. Acceptances or rejections may be revoked in a written notice to us, to the attention of Peter Phan, Esq., 1100 Glendon Ave., Suite 1250, Los Angeles, California 90024. Any such revocation is effective only if it is received before the expiration date of the rescission offer. Within fifteen business days after the expiration date of the rescission offer, we will pay for any securities as to which the rescission offer has been validly accepted. If you are accepting the rescission offer, please also include in your return envelope the following:

•	Common Stock. With respect to any shares of common stock that you want us to repurchase, (i) a completed and signed election form and (ii) a stock power representing the shares you are surrendering for repurchase.

•	Options. With respect to any options that you are surrendering for repurchase, a completed and signed election form. Please indicate on your election form the grant date of the option that you are surrendering for repurchase and the number of shares underlying the option.
      The rescission offer will expire at 5:00 p.m., Pacific Daylight Time, on                     , 2005. If you submit a notice of election form after the expiration time, regardless of whether your form is otherwise complete, your election will not be accepted, and you will be deemed to have rejected our rescission offer.
      Neither we nor our officers and directors make any recommendations to you with respect to the rescission offer contained herein. You are urged to read the rescission offer carefully and to make an independent evaluation with respect to its terms.
Rejection or Failure to Affirmatively Accept
      If you fail to accept, or if you affirmatively reject, the rescission offer by so indicating on the notice of election form attached to the accompanying letter of offer to purchase securities, you will retain ownership of the common stock and options in accordance with the terms of our stock plans and you will not receive any cash for those securities in connection with the rescission offer. The common stock and any shares issuable upon the exercise of options will be registered and freely tradeable under the Securities Act of 1933, unless you are an affiliate of PeopleSupport within the meaning of Rule 144 or Rule 145, as the case may be. Any such shares will remain subject to any applicable terms and conditions of the original agreement under which the corresponding options were issued and common stock was acquired and any subsequent agreement relating to such shares and options. In addition, you will remain subject to any market standoff agreements, lockup arrangements, vesting restrictions, PeopleSupport’s Statement of Company Policy on Securities Trades by Company Personnel and Confidential Information requirements and any other transfer restrictions entered into with respect to your shares.
Solicitation
      We have not retained, nor do we intend to retain, any person to make solicitations or recommendations to you in connection with the rescission offer.
Effect of Rescission Offer
      It is unclear whether the rescission offer will terminate our liability, if any, for failure to register or qualify the issuance of the securities under federal or state securities laws. Accordingly, should the rescission offer be rejected by any or all offerees, we may continue to be potentially liable under the Securities Act of 1933 and California securities laws for the value of the options up to an aggregate amount of approximately $0.1 million, which includes statutory interest. It is possible that an option holder or stockholder could argue that the offer to rescind the issuance of outstanding options for an amount equal to 20% of the aggregate exercise price, plus interest and the common stock for an amount equal to the aggregate purchase price, plus interest, does not represent an adequate remedy for the potential violation of the applicable securities laws in connection with the issuance of the option. If a court were to impose a greater remedy, our liability as a result of the potential securities violations would be higher.
      Our common stock and grants of options covered by this rescission offer may have violated the California securities laws. California has different laws with respect to rights under common law and fraud. The following discussion of California law does not relate to the antifraud provisions of California securities laws or rights under common law or equity. In addition, while certain holders of our options and shares who are residents of California and certain other holders to whom options were granted and shares were issued in California may have a right of rescission under California securities laws, we believe that the options granted and common stock issued by us in California were granted and issued pursuant to an exemption from registration available to us under federal securities laws.

California
      Under California law, an issuer is civilly liable to a purchaser of its securities sold in violation of the registration or qualification requirements of the California Corporate Securities Law of 1968. The purchaser may sue to recover the consideration paid for such securities with interest at 7% per year, less the amount of any income received from ownership of the securities, upon the tender of such securities at any time before the earlier of the two year anniversary of the noncompliance with the registration or qualification requirements or the one year anniversary of the discovery by the purchaser of the facts constituting such noncompliance.
      However, we may terminate the rights of the purchasers to seek additional remedies under the California Corporate Securities Law of 1968 by making a written rescission offer before suit is commenced by the purchaser, which is approved as to form by the California Commissioner of Corporations where the offer:

•	states how liability under the registration or qualification requirements may have arisen;

•	offers to repurchase the securities for a cash price payable upon delivery of the securities, offers to pay the purchaser an amount in cash equal in either case to the amount recoverable by the purchaser, or offers to rescind the transaction by putting the parties back in the same position as before the transaction;

•	provides that such offer may be accepted by the purchaser at any time within a specified period of not less than 30 days after the date of receipt of the offer, unless rejected earlier during such period by the purchaser;

•	sets forth the provisions of the rescission offer requirements under the California Corporate Securities Law of 1968; and

•	contains such other information as the California Commissioner of Corporations may require by rule or order.
      If the purchaser fails to accept such offer in writing within the specified time period, of not less than 30 days after the date of receipt of the offer, that purchaser will no longer have any right of rescission under California law.
      We must also file with the California Commissioner of Corporations, in such form as the California Commissioner of Corporations prescribes by rule, an irrevocable consent appointing the Commissioner of Corporations or its successor in office to be our attorney to receive services of any lawful process in any noncriminal suit, action or proceeding against us or our successor, which arises under California law after the consent has been filed with the same force and validity as if served personally on us.
      We believe this rescission offer complies in all material respects with the rescission offer requirements of the California Corporate Securities Law of 1968.

Funding the Rescission Offer
      The rescission offer will be funded from our existing cash balances. If all persons eligible to participate accept our offer to repurchase options in full, our results of operations, cash balances and financial condition will not be affected materially.
Directors and Officers
      Six of our officers and directors hold 161,695 unexercised options and issued shares of common stock that are subject to the rescission offer. We have been advised that none of these officers or directors intend to accept the rescission offer. If our eligible officers and directors do not participate in the rescission offer but all other eligible persons accept the rescission offer in full, our officers and directors would not materially increase their respective ownership interests in PeopleSupport.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
      The following is a summary of the material United States federal income tax consequences of the proposed rescission offer to holders of common stock and options who accept such offer. It is the opinion of our counsel, Pillsbury Winthrop Shaw Pittman LLP. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities are subject to change (possibly retroactively), and to differing interpretations, and as a result the United States federal income tax consequences may be different from those set forth below. In addition, this discussion does not purport to be a complete analysis of all the potential tax considerations that may be applicable to you in light of your individual circumstances, including those that may be relevant if you (i) hold shares of our common stock that are unvested or that are subject to hedging, conversion or constructive sale transactions, (ii) are subject to the alternative minimum tax provisions of the Internal Revenue Code, (iii) are a foreign person, or (iv) are not an employee of PeopleSupport or one of our subsidiaries.
      We have not sought, and will not seek, a ruling from the Internal Revenue Service regarding the federal income tax consequences of the rescission offer. The following summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. Accordingly, each holder of common stock and options subject to the rescission offer should consult with such stockholder’s or optionholder’s tax advisor with respect to the particular tax consequences that may result as a consequence of accepting the rescission offer.
Redemption of Common Stock
      The amount you receive for any common stock that is repurchased as a result of the rescission offer (including both the redemption price itself plus interest) should be treated for United States federal income tax purposes as proceeds from a taxable redemption of such stock. The amount and character of any gain or loss that you recognize as a result of such a taxable redemption will depend both upon your holding period for such stock and upon whether your common stock was acquired pursuant to the exercise of an incentive stock option or the exercise of a nonstatutory stock option.
Redemption of Shares Received Upon Exercise of Incentive Stock Options
      If common stock was issued to you pursuant to the exercise of an incentive stock option, and if the redemption does not result in a “disqualifying disposition” of the shares by you (that is, the redemption does not occur within two years after the date of grant or within one year after the issuance of such shares to you), then the redemption rules of section 302 of the Internal Revenue Code should apply to determine whether you recognize capital gain, capital loss, or dividend income. Under section 302 of the Internal Revenue Code, a stock redemption will be treated as a sale or exchange of the redeemed stock if such redemption (i) completely terminates your entire actual and constructive stock interest in our equity, (ii) is “substantially disproportionate” or (iii) is “not essentially equivalent to a dividend.” In determining whether any of these tests is satisfied, you must take into account the shares of stock actually owned by you as well as the shares of stock constructively owned by you under the constructive ownership rules of section 318 of the Code. Under these constructive ownership rules, you may be deemed to own any shares of our capital stock that are owned, actually and in some cases constructively, by certain related individuals or entities, as well as any shares of our capital stock that you have a right to acquire by exercise of any option or by conversion or exchange of a security.
      A redemption of your common stock pursuant to the rescission offer will be treated as “substantially disproportionate” if (i) your percentage ownership of our outstanding voting stock (including all classes of stock that have voting rights) is reduced immediately after the redemption to less than 80% of your percentage interest in such stock immediately before the redemption, (ii) your percentage ownership of our outstanding common stock (both voting and non-voting) immediately after the redemption is reduced to less than 80% of such percentage ownership immediately before the redemption, and (iii) you own, immediately after the redemption, less than 50% of the total combined voting power of all classes of our stock entitled to vote.
      A redemption of your common stock pursuant to the rescission offer will be treated as “not essentially equivalent to a dividend” if you experience a “meaningful reduction” in your percentage interest in our equity as a result of the redemption. Depending on your particular circumstances, taking into account whether you are part of our management or a member of our Board of Directors, even a small reduction in your stock ownership interest in us may satisfy this test.
      Each of these three tests is applied on a person-by-person basis. As a result, it is possible that some stockholders who accept the rescission offer will be able to satisfy at least one these tests while others will not.
      If the redemption of your common stock is treated as a sale or exchange under the foregoing rules, you will recognize gain or loss equal to the difference between the amount received in the redemption and your tax basis in the redeemed common stock. Such gain or loss will be treated as capital gain or loss so long as you hold your shares of common stock as capital assets, and furthermore will be treated as long-term capital gain or loss if you have held the redeemed common stock for more than one year. Capital gains are grouped and netted by holding periods. Net capital gain on assets held for one year or less is taxed currently at your highest marginal income tax rate. Net capital gain of individuals on assets held for more than one year is taxed currently at a maximum federal rate of 15%. Capital losses are first allowed in full against capital gains and then up to $3,000 ($1,500 for married individuals filing separate returns) against other income.
      If the redemption does not constitute a sale or exchange under the rules described above, then your gross redemption proceeds will be treated as a taxable dividend distribution to the extent of our current and accumulated earnings and profits, on a pro rata basis with other persons whose sales fail to so qualify. Under current law, so long as certain holding period requirements are satisfied, the maximum tax rate on most dividends received by individuals before January 1, 2009 is generally 15%. Any redemption proceeds in excess of the amount treated as a dividend will be treated first as a non-taxable return of capital to the extent of your tax basis in the redeemed common stock, and then as a gain from a sale or exchange. You should be able to transfer any unrecovered tax basis in redeemed common stock shares to any retained (and possibly constructively owned) PeopleSupport stock.
      If the redemption of common stock acquired upon the exercise of an incentive stock option results in a disqualifying disposition (that is, the redemption occurs before the expiration of two years from the date of grant or one year from the date of exercise), you will recognize ordinary income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the option exercise price paid for such shares, and we will be entitled to a tax deduction in the same amount. Any further gain or loss that you recognize will be taxed as short-term or long-term capital gain or loss, as the case may be, assuming that you hold your shares of common stock as capital assets.
Redemption of Shares Received Upon Exercise of Nonstatutory Stock Options
      If common stock was issued to you pursuant to the exercise of a nonstatutory stock option, you will generally have recognized ordinary income on exercise in an amount equal to the difference between the option exercise price paid for the shares and the fair market value of the shares on the date of exercise, and we would generally have been entitled to a tax deduction in the same amount. A subsequent sale by you of such stock pursuant to the rescission offer should cause you to recognize gain or loss in an amount equal to the difference between the amount received in the redemption and your tax basis in the redeemed common stock. Such gain or loss will be treated as described above under “Redemption of Shares Received Upon Exercise of Incentive Stock Options” with respect to stock as to which no disqualifying disposition has occurred.
      If an option designated as an incentive stock option first becomes exercisable in any calendar year for shares the aggregate fair market value of which (determined on the date the option is granted) exceeds $100,000, such excess shares will be treated for income tax purposes as having been acquired by you pursuant to a nonstatutory stock option. For purposes of this rule all incentive stock options we have granted to you would be aggregated and options would be taken into account in the order in which they are granted.
Redemption of Unexercised Options
      If you accept the rescission offer with respect to your unexercised options, any amounts paid to you will treated as taxable compensation income for United States income and employment tax purposes in the year received. We will withhold certain income and payroll taxes from any payment made to you as required by law, including FICA and Medicare taxes, and other applicable employment taxes. For United States federal income tax withholding purposes, we will treat any payment as a “supplemental wage payment,” and withhold at a flat rate of 25%. To the extent that you recognize ordinary income as a result of amounts paid to you in connection with the rescission of your unexercised options, we will generally be entitled to a corresponding federal income tax deduction.
      You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the rescission of your unexercised options and/or shares issued upon the exercise of options under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.
DIVIDEND POLICY
      We have never declared or paid cash dividends on our common stock and do not expect to pay any cash dividends in the foreseeable future. We anticipate that we will retain any future earnings to finance the operation and expansion of our business. Any future determination to declare and pay dividends will depend on a number of factors, including our future earnings, financial condition, results of operations, capital requirements, business prospects and other factors that our board of directors may deem relevant, including any contractual or statutory restrictions on our ability to pay dividends.
PRICE RANGE OF COMMON STOCK
      Our common stock commenced trading on the Nasdaq National Market under the symbol PSPT on October 1, 2004. The following table sets forth the high and low closing sale prices of our common stock as reported by the Nasdaq National Market for the period from October 1, 2004 through May 27, 2005.

	High	Low

Second Quarter 2005 (through May 27, 2005)	$10.50	$8.12
First Quarter 2005	$11.59	$8.29
Fiscal Year Ending December 31, 2004
Fourth Quarter	$10.15	$6.50
      On May 27, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $10.04 per share. As of May 27, 2005, there were approximately 300 holders of record of our common stock. Based on information provided by our transfer agent and registrar, we believe that there are approximately 1,906 owners of our common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The following table presents selected historical consolidated financial data as of, and for the years ended, December 31, 2000, 2001, 2002, 2003 and 2004, which has been derived from our audited consolidated financial statements. The consolidated statements of operations data for each of the three month periods ended March 31, 2004 and 2005, and the consolidated balance sheet data as of March 31, 2005 are derived from our unaudited consolidated financial statements. Our consolidated financial statements as of, and for the years ended, December 31, 2002, 2003 and 2004 were audited by BDO Seidman, LLP, and our consolidated financial statements as of, and for the years ended, December 31, 2000 and 2001 were audited by another auditor. You should read this information together with “Summary Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, which are included elsewhere in this offering circular. Historical results are not necessarily indicative of the results to be expected in the future.

						Three Months Ended
	Years Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except per share data)
Statements of Operations Data:
Revenues	$10,979	$19,733	$19,780	$30,013	$44,511	$9,551	$14,056
Cost of revenues (exclusive of management incentive plan and depreciation expense shown below)(1)	15,020	12,573	11,188	12,921	24,483	4,627	7,723
Management incentive plan — cost of revenues(2)	—	—	—	—	788	—	68
Selling, general & administrative (exclusive of management incentive plan expense shown below)(1)	37,759	15,128	5,587	6,134	9,721	2,247	2,664
Management incentive plan — selling, general & administrative(2)	—	—	—	—	4,549	—	17
Depreciation and amortization	1,957	3,795	4,065	3,166	3,927	796	1,016
Gain on sale of receivable portfolios(3)	—	—	—	—	(172)	—	—
Restructuring charges(4)	3,038	—	3,824	(345)	(22)	—	—

Income (loss) from operations	(46,795)	(11,763)	(4,884)	8,137	1,237	1,881	2,568
Interest expense	(716)	(790)	(506)	(3)	—	—	—
Interest income	1,484	895	90	75	231	14	237
Gain on the extinguishment of debt(5)	—	—	2,430	—	—	—	—
Other income (expense)	—	1	(9)	8	(7)	(5)	(10)

Income (loss) before provision for income taxes	(46,027)	(11,657)	(2,879)	8,217	1,461	1,890	2,795
Provision for income taxes(6)	—	13	13	231	(6,863)	51	39

Net income (loss)(7)	$(46,027)	$(11,670)	$(2,892)	$7,986	$8,324	$1,839	$2,756

Net income (loss) per share of common stock:
Basic(8)	$(19.24)	$(4.65)	$(1.14)	$3.15	$1.39	$0.71	$0.15
Diluted(8)	$(19.24)	$(4.65)	$(1.14)	$0.64	$0.55	$0.13	$0.15
Weighted average number of common shares outstanding:
Basic(8)	2,392	2,512	2,533	2,533	5,996	2,575	18,027
Diluted(8)	2,392	2,512	2,533	12,560	15,012	14,180	18,946

						As of
	As of December 31,					March 31,

	2000	2001	2002	2003	2004	2005

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,998	$8,613	$5,179	$12,151	$41,583	$40,183
Working capital	15,165	5,179	4,124	11,798	43,664	46,516
Total assets	36,187	22,715	15,259	22,535	65,080	70,482
Long term liabilities, less current portion	2,970	3,011	176	267	936	1,045
Redeemable convertible preferred stock	74,110	74,110	74,110	74,110	—	—
Total stockholders’ equity (deficit)	$(50,974)	$(61,777)	$(64,714)	$(56,611)	$57,935	$61,132

(1)	Included in expenses above are non-cash stock based compensation charges of:

						Three Months
	Years Ended December 31,					Ended March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Cost of revenues	$94	$25	$—	$61	$566	$146	$79
Selling, general & administrative	2,342	633	—	58	1,208	295	168

	$2,436	$658	$—	$119	$1,774	$441	$247

(2)	Under our management incentive compensation plan, we made payments of $4.8 million to senior management and key employees based on a formula calculated as a fraction of the net proceeds received by us and selling stockholders upon completion of our initial public offering. These payments resulted in a charge to earnings in the fourth quarter ended December 31, 2004. Under the terms of our management incentive compensation plan, we also are obligated to make payments of $0.8 million to key employees and personnel based on continued service or other performance criteria. This amount was recorded as deferred compensation expense in the fourth quarter ended December 31, 2004 and will be amortized over future periods. In addition, under the terms of our management incentive compensation plan, we made a further payment of $0.5 million in connection with the sale of 603,000 additional shares on October 25, 2004, pursuant to the exercise of an over-allotment option granted to the underwriters of our initial public offering. These payments also resulted in a charge to earnings in the fourth quarter ended December 31, 2004. In connection with the sale of these shares, we also are obligated to make payments of $0.2 million to key employees and personnel based on continued service or other performance criteria. This amount was recorded as deferred compensation expense in the fourth quarter ended December 31, 2004 and will be amortized over future periods.

(3)	Gain on sale of receivable portfolios is the net amount we earned on the sale of two accounts receivable portfolios by its ProArm subsidiary during 2004.

(4)	Restructuring charges are comprised of estimated and actual obligations for various non-cancelable leases, the write-down of abandoned leasehold improvements and fixed assets at customer care centers in the United States where we terminated operations, and severance and other U.S. employee-related costs in connection with the movement of our operations, first to St. Louis, and then to the Philippines.

(5)	Gain on the extinguishment of debt relates to the extinguishment of an equipment loan.

(6)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Accounting for Income Taxes” for additional information.

(7)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a comparison of quarterly net income for 2003 and 2004.

(8)	For information regarding the computation of per share amounts, refer to Note 2 of the notes to our consolidated financial statements included elsewhere in this offering circular. The basic and diluted share and per share amounts in the consolidated statement of operations table above have been restated to give retroactive effect to the 1 for 2.74 reverse stock split that was effected on August 5, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this offering circular. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this offering circular, particularly under the heading “Risk Factors.”
Overview
      We provide offshore BPO services from our facilities in the Philippines. We provide customer management services for U.S.-based clients who wish to outsource this function. We currently service 27 U.S.-based clients in a variety of industries. Our three largest customer management service clients in 2004 were Expedia, EarthLink and ConsumerInfo.com, which collectively accounted for 69% of our 2004 revenues. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 57% of our revenues for the year ended December 31, 2004. Our three largest customer management service clients during the three months ended March 31, 2005 collectively accounted for more than 62% of our revenues. Expedia, our largest client, and EarthLink, our second largest client, together accounted for approximately 49% of our revenues for the three months ended March 31, 2005. Expedia has been a client since 2000 and was our largest client in 2002, 2003 and 2004. EarthLink first engaged our services in 2002, and ConsumerInfo.com first engaged our services in 2003.
      In July 2003, we also began providing accounts receivable management services for past-due receivables, which consist of defaulted accounts that our clients have written off their books, and accounts that are in default but have not yet been written off by our clients. We are focusing our accounts receivable management services on collecting defaulted consumer receivables that have been written off by the creditor on a contingent basis. We are also focusing on performing early-stage accounts receivable collection services on defaulted consumer accounts that have not been written off on an hourly fixed-fee basis by managing collection of accounts receivables of at-risk customers for our clients and quickly restoring their relationship to a current payment status.
      We were formed in 1998. Our revenues grew from $1.9 million in 1999 to $44.5 million in 2004. During the same period our net income grew from losses of $8.3 million in 1999 and $46.0 million in 2000 to a profit of $8.3 million in 2004. Net income for 2004 included a $5.3 million charge related to payments made or accrued under our management incentive plan and a $6.8 million income tax benefit associated with a deferred tax valuation allowance adjustment. The growth in net income was primarily attributable to the improvement in the quality of the client base in our customer management business, which enabled us to build revenues, and our move to the Philippines, which allowed us to reduce our operating costs, improve our margins and offer cost savings to our clients.

Background
      We began providing outsourced customer management services in 1998 from our outsourcing center location in Los Angeles. Through 1999, we employed close to 362 customer care professionals in Los Angeles and developed a client base consisting of more than 51 providers of Internet-based services. In 2000, due to the downturn in the Internet services industry, many of our clients went out of business or were unable to continue using our services and terminated their engagement with us. In an effort to reduce operating costs and gain a competitive advantage, in 2000 and 2001, we restructured our business by relocating our outsourcing operations first to St. Louis, Missouri and then to the Philippines. In connection with our relocation to the Philippines, in 2000, we purchased the assets of a Philippine-based outsourcing company and formed PeopleSupport (Philippines), Inc. to function as our wholly-owned operating subsidiary in the Philippines. The restructuring of our operations resulted in significant cost savings due to reductions in labor and lease expenses. We benefited from substantially lower wage rates in the Philippines and gained access to a large pool of skilled, college-educated English speaking professionals. We also benefited from abundant and cost-effective telecommunications capacity linking the Philippines with our data centers in the United States. As the demand for our offshore outsourced services grew, we expanded our outsourcing operations in the Philippines. We currently maintain four outsourcing facilities and employ more than 3,600 personnel in the Philippines. In 2003, we completed the migration of our outsourcing operations in the Philippines and closed our facility in St. Louis.
      In July 2003, we began providing accounts receivable management services. We provide these services through our wholly-owned operating subsidiary, STC Solutions, Inc., which is a Delaware corporation formed in October 2002. In May 2003, we formed ProArm Management, Inc., a Delaware corporation, to engage in the business of acquiring debt portfolios on an opportunistic basis. Through the date of this offering circular, we have expended approximately $0.7 million to purchase debt portfolios, and we do not expect these activities to constitute a material portion of our business.

Quarterly Results of Operations and Performance Trends

	Three Months Ended,

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2003	2003	2003	2003	2004	2004	2004(6)	2004(7)	2005

	(In thousands, except per share data)
Revenues	$6,409	$7,320	$7,720	$8,564	$9,551	$10,445	$11,936	$12,579	$14,056
Cost of revenues (exclusive of management incentive plan and depreciation expense shown below)(1)	2,955	3,103	3,065	3,798	4,627	5,922	6,606	7,328	7,723
Management incentive plan — cost of revenues(2)	—	—	—	—	—	—	—	788	68
Selling, general and administrative(1)	1,390	1,621	1,520	1,603	2,247	2,174	2,306	2,994	2,664
Management incentive plan — selling, general and administrative(2)	—	—	—	—	—	—	—	4,549	17
Depreciation and amortization	915	857	685	709	796	1,048	1,049	1,034	1,016
Restructuring charges(3)(4)	—	—	366	(711)	—	(22)	—	—	—

Net income	$1,130	$1,719	$2,042	$3,095	$1,839	$1,290	$1,932	$3,263	$2,795

Basic net income per share(5)	$0.45	$0.68	$0.81	$1.22	$0.71	$0.57	$0.90	$0.19	$0.15
Diluted net income per share(5)	0.09	0.14	0.16	0.23	0.13	0.09	0.14	0.18	0.15

(1)	Included in expenses above are non-cash stock based compensation charges of:

	Three Months Ended,

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2003	2003	2003	2003	2004	2004	2004	2004	2005

	(In thousands)
Cost of revenues	$—	$1	$6	$54	$146	$153	$145	$122	$79
Selling, general and administrative	—	1	6	51	295	316	312	285	168

	$—	$2	$12	$105	$441	$469	$457	$407	$247

(2)	Under our management incentive compensation plan, we made payments of $4.8 million to senior management and key employees based on a formula calculated as a fraction of the net proceeds received by us and selling stockholders upon completion of our initial public offering. These payments resulted in a charge to earnings in the fourth quarter ended December 31, 2004. Under the terms of our management incentive compensation plan, we also are obligated to make payments of $0.8 million to key employees and personnel based on continued service or other performance criteria. This amount was recorded as deferred compensation expense in the fourth quarter ended December 31, 2004 and will be amortized over future periods. In addition, under the terms of our management incentive compensation plan, we made a further payment of $0.5 million in connection with the sale of 603,000 additional shares on October 25, 2004, pursuant to the exercise of an over-allotment option granted to the underwriters of our initial public offering. These payments also resulted in a charge to earnings in the fourth quarter ended December 31, 2004. In connection with the sale of these shares, we also are obligated to make payments of $0.2 million to key employees and personnel based on continued service or other performance criteria. This amount was recorded as deferred compensation expense in the fourth quarter ended December 31, 2004 and will be amortized over future periods.

(3)	In the quarter ended September 30, 2003, we recorded a loss on disposal of assets in the amount of $1.1 million related to the final closure of our St. Louis operation, and we released a portion of the prior year’s excess accrual for restructuring charges in an amount of $0.7 million.

(4)	In the quarter ended December 31, 2003, we released a portion of the prior year’s excess accrual for restructuring charges in the amount of $1.2 million, based on lower than anticipated actual expense for severance obligations, which was partially offset by charges of $0.5 million for severance-related and facilities costs in St. Louis.

(5)	The basic and diluted per share amounts have been restated to give retroactive effect to a 1 for 2.74 reverse stock split of our stock that occurred on August 5, 2004.

(6)	On February 25, 2005, we restated our results for the three and nine months ended September 30, 2004 to exclude a charge related to payment obligations of $4.8 million under the management incentive plan in connection with our initial public offering and to make other adjustments related to obligations under the plan. During the initial preparation of our financial statements for the quarter ended September 30, 2004, the $4.8 million paid under the incentive plan was recorded as of September 30 because by September 30 the registration statement for the offering had been declared effective by the SEC, the offering had priced and the management payments were highly probable. Subsequently, we concluded that the event triggering the payment obligations was the closing of, and the receipt of funds from, the offering, and the charge should have been recorded at that time. As a result of the adjustments, the restated results of operations for the quarter ended September 30, 2004 were as follows:

	For the Quarter Ended
	September 30, 2004

	As Reported	As Restated

	(In thousands, except per
	share data)
Revenues	$11,936	$11,936
Income (loss) from operations	(2,811)	1,975
Net income (loss)	(2,730)	1,932
Basic income (loss) per share(5)	$(1.28)	$0.90
Diluted income (loss) per share(5)	$(1.28)	$0.14

The restatement did not have any effect on the results for the year.

(7)	In the quarter ended December 31, 2004, we released a portion of the deferred tax valuation allowances as we determined that it is more likely than not that a portion of the deferred tax assets will be realized. We recorded a benefit for income taxes of $6.8 million associated with the release of certain valuation allowances. In addition, we recorded a charge of $5.3 million resulting from our obligation to make payments to key employees under our 2002 management incentive plan in connection with our IPO.
      Quarterly and year-to-date computations of earnings per share amounts are made independently. Therefore, the sum of the per share amounts for the quarters may not agree with the per share amounts for the year.

Sources of Revenues
      We have derived our revenues primarily from customer management fees, which include:

•	time-delineated or session based fees, including hourly or per minute charges and charges per interaction, which are separately negotiated on an individual client basis; and

•	implementation fees, including revenues associated with the installation and integration of new clients into our telecommunications, information technology and client reporting structures.
      During the six fiscal years ended December 31, 2004, substantially all of our revenues were derived from customer management fees. Also, substantially all of our revenues have consisted of time-delineated or session based fees. Implementation and training fees have accounted for a small portion of our revenues. We expect that for the foreseeable future our revenues will continue to be comprised primarily of customer management fees, even as we seek to grow revenues in other business areas. Aggregate revenues generated from our accounts receivable management business, which we initiated in July 2003, represented less than 1% of our total revenues in 2003 and 1.5% of our total revenues in 2004.
      In addition, during the same six year period ended December 31, 2004, all of our revenues were derived from U.S.-based clients. We conduct financial due diligence and credit reviews of our clients prior to entering into contractual relationships. In 2004, our top three clients, Expedia, EarthLink and ConsumerInfo.com, accounted for approximately 69% of our revenues. Each of these clients also accounted for more than 10% of our revenues for the year. Expedia, our largest client, and EarthLink, our second largest client, together account for 57% of our revenues for 2004. Our three largest customer management service clients for the three months ended March 31, 2005 collectively accounted for more than 62% of our revenues. Expedia, our largest client, and EarthLink, our second largest client, together accounted for approximately 49% of our revenues for the three months ended March 31, 2005. Our contract with Expedia expires in May 2007. Our contract with EarthLink expires in January 2006, but will automatically renew each year for a one year period unless terminated by EarthLink or us before the end of the term. Our contract with ConsumerInfo.com expires in July 2006 but will automatically renew for a one year period unless terminated by ConsumerInfo.com or us before the end of the term. Many of our clients may terminate their contracts with us before their expiration with no penalties or limited penalties or they may refuse to extend their contracts after the contracts expire.

Key Expense Categories
      Cost of revenues. Cost of revenues consists primarily of salaries, payroll taxes and employee benefit costs of our professionals in the Philippines. Our cost of revenues is impacted by prevailing salary levels and our ability to efficiently manage and utilize our employees. Our workforce management group continuously monitors service levels and staffing requirements to ensure efficient use of our employees and workstations. Although we generally have been able to reallocate our professionals as client demand has fluctuated, an unanticipated termination or significant reduction by a major client may cause us to experience a higher-than-expected number of unassigned professionals, which would cause cost of revenues to increase as a percentage of revenues. As a percentage of revenues, cost of revenues is also affected by the productivity of our workforce, and productivity is in turn affected by training and experience. We therefore emphasize recruitment, training and retention to maintain and improve productivity. Additionally, cost of revenues includes: telecommunications costs; information technology costs; rent expense, facilities support and customer management support costs related to the operation of outsourcing and data centers; and consulting services related to our customer management consulting group in the United States. Cost of revenues does not include depreciation of assets used in the production of revenues.
      In certain periods we strategically invest in expanding our outsourcing delivery capabilities to meet anticipated increases in demand from new and existing clients. The costs of expansion primarily include compensation and training of additional outsourcing and support personnel, including middle and upper management, rental of facilities and expenses related to facilities, information technology, telecommunications and transmission rights. Our strategic investment in expanded client service capacity will generally occur ahead of anticipated increases in client demand. We believe this is necessary in order for us to be prepared to quickly provide additional high quality services when demand increases, even though we generally do not have specific commitments from existing or prospective clients for increased volume. As a result, we have experienced, and expect in the future to experience, periods of overcapacity and higher costs of revenues, which we intend will be followed by lower costs of revenues as increases in demand enable us to utilize our expanded capacity. Although our investment in developing client service capacity may result in near term overcapacity and reduced operating margins, we believe the investment is essential to attract and retain additional clients. The success of this approach depends on our ability to correctly anticipate and continue building demand for our services.
      Selling, general and administrative. Selling, general and administrative expenses consist primarily of expenses incurred at our U.S.-based corporate headquarters, including sales and administrative employee-related expenses, sales commissions, professional fees, information technology costs, travel, marketing programs (which include product marketing expenses, corporate communications, conferences, other brand building and advertising) and other corporate expenses. We expect to incur increased expenses for legal, insurance, auditing, investor relations, shareholders meetings, printing and filing fees, as well as employee-related expenses for regulatory compliance and other costs, of approximately $3 million in 2005, including $1.3 million of expenses for compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002. We also expect selling, general and administrative expenses to increase as we add personnel and incur additional fees and costs related to the growth of our business and operations.
      Depreciation and amortization. We currently purchase substantially all of our equipment. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of assets, which range from one to five years. We amortize leasehold improvements on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. If the actual useful life of any such asset is less than the estimated depreciable life, we would record additional depreciation expense or a loss on disposal to the extent the net book value of such asset is not recovered upon sale.
      Restructuring charges. In March 2002, we initiated a reorganization plan in an effort to further reduce future operating costs by streamlining operations into our lower-cost operating centers in Manila. Operating costs in our Manila locations were significantly lower than those in our Los Angeles and St. Louis locations and was the primary reason for the reorganization. As a result of this reorganization, we recorded a charge of approximately $3.9 million with respect to staffing reductions at our Los Angeles and St. Louis facilities. The charge was comprised of approximately $1.5 million for the write-down of assets, $1.2 million of lease termination costs, and $1.1 million for severance and related costs in connection with the elimination of approximately 45 positions from our Los Angeles and St. Louis outsourcing centers.
      In 2003, we initiated a restructuring plan to further reduce future operating costs by completely closing our St. Louis outsourcing center and transferring those functions to our lower-cost outsourcing centers in Manila. As a result of this reorganization and the closure of this facility, we recorded a charge of approximately $0.6 million with respect to staffing reductions, asset impairments, and lease termination costs. The charge was comprised of approximately $0.3 million for the write-down of abandoned leasehold improvements, $0.3 million of lease termination costs, and $0.1 million for severance and related costs in connection with the elimination of approximately 22 positions from our St. Louis outsourcing center. We also released approximately $1.0 million of the 2002 accrued restructuring liability based on lower than anticipated actual expenses for the 2002 lease termination and severance costs. This amount was comprised of $0.3 million of lease termination costs and $0.6 million of severance related costs. As a result of the release of the 2002 accrual, we recorded a net restructuring credit in the amount of $0.3 million in 2003. See Note 10 of the Notes to Consolidated Financial Statements included elsewhere in this offering circular.
      During the year ended December 31, 2004, we made cash payments of $3,000 and released the remaining $22,000 of restructuring reserves.

Certain Charges and Gains
      Gain on extinguishment of debt. In 2002, we recorded a gain on the extinguishment of an equipment loan. We paid off the debt at less than the remaining committed balance and retained the equipment.

      Compensation obligations. Under our management incentive compensation plan, we made payments of $4.8 million from cash on hand to senior executives and other key employees in connection with the closing of our initial public offering on October 6, 2004. These payments resulted in a charge to earnings in the fourth quarter ended December 31, 2004. Additionally, we recorded deferred compensation expense of $0.8 million related to payments we are obligated to make over time to our key employees and personnel based on continued service or other performance criteria. Under the terms of our management incentive compensation plan, we made a further payment of $0.5 million in connection with the sale of 603,000 additional shares on October 25, 2004, pursuant to the exercise of an over-allotment option granted to the underwriters of our initial public offering. These payments also resulted in a charge to earnings in the fourth quarter ended December 31, 2004. In connection with the sale of these shares, we also are obligated to make payments of $0.2 million to key employees and personnel based on continued service or other performance criteria. These payments will be recorded as deferred compensation expense and amortized in future periods.
Critical Accounting Policies and Estimates
      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates. We believe that, of our significant accounting policies described in Note 2 of the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to assist investors in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenues and Deferred Revenue Recognition
      Revenues are recognized pursuant to applicable accounting standards, including Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” or SAB 101, and Staff Accounting Bulletin 104, “Revenue Recognition,” or SAB 104. SAB 101, as amended, and SAB 104 summarize certain of the Securities and Exchange Commission, or SEC, staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements and provide guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry.
      We primarily recognize our revenues from services as those services are performed under a signed contract. We recognize:

•	customer management fees, excluding implementation fees, as those services are performed;

•	implementation fees ratably over the life of the contract; and

•	commission revenues for contingent accounts receivable management contracts upon receipt of collected funds.
      For purchased accounts receivable portfolios, due to our limited experience in assessing its collection trends, we only recognize revenue to the extent of cash collected in excess of the portfolio’s purchase price. We periodically assess the collections experience trend curve to determine if a change in revenue recognition treatment is appropriate.
      Deferred revenue represents amounts billed or cash received in advance of revenue recognition. As of December 31, 2004 and March 31, 2005 our balance sheets reflect $1.9 and $2.7 million in deferred revenues, respectively.

Accounting for Stock-Based Awards
      We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation. Under SFAS No. 123, companies have the option to measure compensation costs for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25. Under APB No. 25, compensation expense is generally not recognized when both the exercise price is the same as the market price and the number of shares to be issued is set on the date the employee stock option is granted. We have chosen to use the intrinsic value method to measure our compensation costs. The impact of recording employee stock-based awards at fair value is further described in Note 2 of the notes to our consolidated financial statements.
      In the past, we awarded a limited number of stock options to employees and non-employees at exercise prices that were subsequently determined to have been below fair market value. For these options, we record deferred stock-based compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of our common stock at the date of grant. We amortize the deferred compensation charges on an accelerated method over the vesting period of the underlying option awards.
      For the years ended December 31, 2003 and 2004, we recorded $0.1 million and $1.8 million, respectively, in non-cash, stock-based compensation expense. There was no deferred stock-based compensation required to be amortized in 2002. For the three months ended March 31, 2005, we recorded $0.2 million in stock based compensation expense.
      We issue both incentive and nonqualified stock options. Most of the options granted to date have been incentive stock options. We receive a tax deduction at exercise of nonqualified stock options for the excess of market value over the exercise price, the tax benefit of which is recorded directly as an increase to stockholders equity. The exercise of incentive stock options does not create any tax deductions for us, unless the option holder does not meet certain required holding periods under the income tax laws.

Accounting for Income Taxes
      In connection with preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the assessment of our net operating loss carryforwards, as well as estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as reserve and accrued liabilities, for tax and accounting purposes. We then assess the likelihood that deferred tax assets, consisting primarily of our net operating loss carryforwards, will be realized or recovered from future taxable income. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management considers projected future taxable income, customer contract terms and customer concentrations in making this assessment. Management reassesses the realizability of deferred tax assets on a periodic basis. At such times as we determine that the recoverability of any remaining portion of deferred tax assets is more likely realizable than not, we will further release a portion of the deferred tax valuation allowances, record an income tax benefit and subsequently record a provision for income taxes for financial statement purposes based on the amount of taxable net income. To the extent we believe that recoverability of our deferred tax assets is not likely, we are required to establish a valuation allowance.
      Our deferred tax assets as of December 31, 2003 and 2004 and March 31, 2005 were $20.6, $23.6 and $22.9 million, respectively prior to valuation allowances. Based on our recent history of pretax profits and projected profitability, in the fourth quarter of 2004 we reduced our valuation allowance by $6.8 million to record net deferred tax assets of $6.8 million.
      At December 31, 2004, we had U.S. and California net operating loss carryforwards of approximately $57.1 and $42.9 million, respectively, which may be used to offset future taxable income. Our carryforwards expire through 2023 and are subject to review and possible adjustment by tax authorities. The utilization of net operating loss carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions. Section 382 of the Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income where a corporation has undergone significant changes in its stock ownership. In 2004, we completed an analysis to determine the potential applicability of any annual limitations imposed by Section 382 using assumptions regarding the respective values of classes of our stock. Based on our analysis, we do not believe our net operating losses are currently subject to Section 382 limitations. Under Section 382, however, future ownership changes (including, but not limited to, significant increases during the applicable testing period in the percentage of our stock owned directly or constructively by (i) any stockholder who owns 5% or more of our stock or (ii) some or all of the group of stockholders who individually own less than 5% of our stock) may affect our ability to use our net operating loss carryforwards. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.
      We are currently the beneficiary of income tax holiday incentives granted by two governing agencies of the Philippines, the Board of Investments and Philippine Economic Zone Authority. A majority of our current facilities in Manila are covered by the Board of Investments, and our Cebu facilities are covered by the Philippine Economic Zone Authority. An application has been made for the PeopleSupport Center to be covered by the Philippine Economic Zone Authority. Both agencies have granted us income tax holidays with durations of four to six years, with the possibility of two to three year extensions. Our current income tax holidays expire at staggered dates beginning in 2006 and ending in 2008, and we intend to apply for an extension. While no assurance can be given at present, we understand it is the current practice of both the Board of Investments and Philippine Economic Zone Authority to grant extensions on such tax holidays as a means of attracting foreign investment in specified sectors, including the outsourcing industry.
      We believe that as our Philippine tax holidays expire, (i) gross income (defined for this purpose to mean the amount of our cost-plus transfer payments to our Philippine subsidiary in excess of certain allowable deductions) attributable to activities covered by our Philippine Economic Zone Authority registrations will be taxed at a 5% preferential rate, and (ii) our Philippine net income attributable to all other activities (including activities covered by our Board of Investments registrations) will be taxed at the regular Philippine corporate income tax rates of 32%. Our effective overall Philippine income tax rate will vary as the revenue generating activity at each outsourcing center becomes taxable upon expiration of the income tax holiday applicable to that center.

Restructuring Charges and Exit Costs
      In 2002, we recorded restructuring charges pursuant to Emerging Issues Task Force, or EITF, 94-3, “Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring),” which states exit costs should be treated as a liability if the commitment date has been established, if the costs are true exit costs and if the costs can be accepted for recognition at the commitment date. EITF 94-3 likewise addresses recognition of costs related to the involuntary termination of employees as liabilities. These costs are estimated and reviewed annually and, if revised, may result in changes to our restructuring expense should different conditions prevail than were anticipated in our original estimates. In 2003, we recorded restructuring charges pursuant to SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and superseded EITF Issue No. 94-3. Under SFAS No. 146 a liability is recognized at fair value in the period incurred rather than at the date of commitment to a restructuring plan.
      Long-lived asset impairment. Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amounts may not be recoverable. When these events or changes in circumstances indicate that the carrying amount could be impaired, undiscounted cash flow analyses would be used to assess impairment. The estimation of future cash flows involves considerable management judgment. Included in the restructuring charges for the years 2002 and 2003 are charges for the write-down of long-lived assets in the amounts of $1.5 million and $0.3 million, respectively.

Results of Operations
      The following table shows the listed items from our consolidated statements of operations as a percentage of revenues for the periods presented (percentages may not aggregate due to rounding).

				Three Months
	Years Ended			Ended
	December 31,			March 31,

	2002	2003	2004	2004	2005

Consolidated Statements of Operations Data:
Revenues	100%	100%	100%	100%	100%
Cost of revenues (exclusive of management incentive plan and depreciation expense shown below)	57	43	55	48	55
Management incentive plan — cost of revenues	—	—	2	—	—
Selling, general and administrative (exclusive of management incentive plan expense shown below)	28	20	22	24	19
Management incentive plan — selling, general and administrative	—	—	10	—	—
Depreciation and amortization	21	11	9	8	7
Gain on sale of receivable portfolios	—	—	—	—	—
Restructuring charges	19	(1)	—	—	—

Income (loss) from operations	(25)	27	3	20	18
Interest income (expense)	(2)	—	1	—	2
Gain on the extinguishment of debt	12	—	—	—	—
Provision (benefit) for income taxes	—	—	(15)	1	—

Net income (loss)	(15)%	27%	19%	19%	20%

Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2005

Revenues
      Our revenues increased by $4.5 million, or 47%, from $9.6 million for the three months ended March 31, 2004 to $14.1 million for the three months ended March 31, 2005. This increase was primarily attributable to an increase of $3.7 million in customer management fees associated with services provided to 15 new clients in the financial, telecommunications and technology industries and an increase of $0.8 million in customer management fees associated with a higher volume of services to existing clients. We believe this increase resulted from our ability to capture a larger share of our clients’ outsourcing needs, as well as a general increase in our clients’ demand for outsourcing services.

Cost of Revenues
      Our cost of revenues increased by $3.2 million, or 70%, from $4.6 million for the three months ended March 31, 2004 to $7.8 million for the three months ended March 31, 2005. The increase was primarily attributable to increased costs of approximately $3.0 million (or 21% of revenue) associated with the expansion of our outsourcing operations in the Philippines and an increase in the number of customer management professionals, partially offset by a decrease of $0.1 million of stock-based compensation expense. We anticipate that these costs will continue to increase in quarters when we expand our operations and increase the volume of customer management services we provide. We believe this trend of expansion will continue due to increased demand for our outsourced services by our existing clients, and our ability to attract new clients. Our cost of revenues as a percentage of revenues increased from 48% for the three months ended March 31, 2004 to 55% for the three months ended March 31, 2005.

Selling, General, and Administrative
      Selling, general and administrative expenses (SG&A) increased by $0.5 million, or 23%, from $2.2 million for the three months ended March 31, 2004, to $2.7 million for the three months ended March 31, 2005. The increase was primarily attributable to $0.4 million (or 3% of revenue) related to salaries and wages, $0.4 million (or 3% of revenue) related to public company costs, partially offset by a decrease of $0.1 million of stock-based compensation expense and a decrease of $0.2 million (or 1% of revenues) related to adjustments to our allowance for doubtful accounts. Our SG&A as a percentage of revenues decreased from 24% for the three months ended March 31, 2004 to 19% for the three months ended March 31, 2005.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2004

Revenues
      Our revenues increased by $14.5 million, or 48% from $30.0 million for the year ended December 31, 2003 to $44.5 million for the year ended December 31, 2004. The increase was primarily attributable to $3.8 million of customer management fees associated with services provided to fifteen new clients. The increase was also attributable to an increase of $10.2 million in customer management fees primarily associated with a higher volume of services rendered to existing clients. We believe this increase resulted from our ability to capture a larger share of our clients’ outsourcing needs, as well as a general increase in our clients’ demand for outsourced services. The increase in 2004 revenues was partially offset by a 55% decline in revenues from Network Solutions for the year ended December 31, 2004, as compared with the year ended December 31, 2003. We believe this decline was primarily due to Network Solutions’ improvement of its web-based, self-help technology, automation of its telephone inquiry system and expansion of its in-house customer management operations, which resulted in reduced demand for our services.

Cost of Revenues
      Our cost of revenues increased by $12.4 million, or 96%, from $12.9 million for the year ended December 31, 2003 to $25.3 million for the year ended December 31, 2004. The increase was primarily due to increased costs associated with the expansion of our outsourcing operations in the Philippines to meet increased demand from new and existing customers during the fiscal year ended 2004, and to add capacity for anticipated future increases in demand. For the year ended December 31, 2004, we strategically invested in expanding our outsourcing delivery capabilities. The costs of expansion primarily include $5.7 million of compensation associated with additional outsourcing and support personnel, including middle and upper management, $3.9 million of expenses associated with the rental of facilities and related facilities expense, $1.2 million of expenses associated with information technology, and increased telecommunications and transmission capacity, $0.6 million related to non-cash stock based compensation and $0.8 million of cash payments made or accrued related to the management incentive plan. Other investments in capitalized infrastructure expansion, including build out of facilities, purchase of computers, information technology and telecommunications equipment have been capitalized and will be expensed over time as depreciation and amortization, which is classified separately from cost of revenues.
      Our cost of revenues as a percentage of revenues increased from 43% for the year ended December 31, 2003 to 57% for the year ended December 31, 2004 (including $0.6 million, or 1% of revenue, of non-cash, stock based compensation expense and $0.8 million, or 2% of revenue, associated with the management incentive plan). This increase was primarily due to the increase in expenses associated with the expansion of our outsourcing capacity. Although our strategic investment in developing client service capacity may result in near term overcapacity and increased cost of revenues, we believe the investment is essential to attract and retain additional clients. The success of this approach depends on our ability to correctly anticipate and continue building demand for our services. We plan to continue investing to expand our capacity into 2005 when we commence operations at the PeopleSupport Center; a new build-to-suit 162,000 square feet leased facility that is scheduled to commence operations in the third quarter of 2005. We also intend that increases in demand for our services from new and existing clients will enable us to utilize our 2004 capacity enhancements in 2005. We do not anticipate moving costs to the PeopleSupport Center to be material.

Selling, General and Administrative
      Selling, general and administrative expense (SG&A) increased $8.2 million, or 134%, from $6.1 million for the year ended December 31, 2003 to $14.3 million for the year ended December 31, 2004. The increase was primarily due to the following increased or additional expenses in 2004: $4.5 million of expense (or 10% of revenue) related to payments made or accrued related to the management incentive plan, $1.2 million of expense (or 3% of revenue) related to non-cash stock based compensation, the recognition of $0.7 million of commission expense attributed to increased revenues, the recognition of $0.5 million of salary expense between various departments, and $0.5 million of public company costs. Our SG&A expense as a percentage of revenues was 20% for the year ended December 31, 2003 and 32% for the year ended December 31, 2004.
      In 2004, we incurred no television or magazine advertising expenses. We do not expect to incur material advertising expenses in future periods, as we seek to increase sales through direct marketing and sales efforts.

Depreciation and Amortization
      Depreciation and amortization increased by $0.7 million, or 22%, from $3.2 million in 2003 to $3.9 million in 2004. Depreciation related to our Philippines operations increased by $1.3 million as a result of our build-out during the current year. However, this increase was offset by a decrease in depreciation of approximately $0.4 million related to the relocation of our U.S. operations to the Philippines in 2003.

Restructuring Charges
      Restructuring charges decreased from a credit of $0.3 million in 2003 to less than $0.1 million in 2004. In 2004, we released the restructuring reserves for lower than anticipated costs to transition operations from the U.S. to the Philippines, which resulted in $0 accrual at December 31, 2004.

Interest Income (Expense)
      We did not incur any interest expense in 2004, as we had no debt throughout the entire year. In 2003, we incurred interest expense of less than $0.1 million. We do not expect to incur any debt in the near future.
      Interest income increased by $0.1 million, or 100%, from $0.1 million in 2003 to $0.2 million in 2004. The increase is primarily attributable to the increase in cash on hand related to the funds raised from our initial public offering which closed on October 6, 2004.

Provision (Benefit) for Income Taxes
      Our benefit for income taxes was approximately $(6.9) million in 2004, as compared with a $0.2 million provision for income taxes in 2003. In the fourth quarter of 2004, we released a portion of the deferred tax valuation allowances as the company determined that it is more likely than not that a portion of the deferred tax assets will be realized. We recorded a benefit for income taxes of $(6.8) million associated with the release of certain valuation allowances. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management considers projected future taxable income, customer contract terms and customer concentrations in making this assessment. Management reassesses the realizability of deferred tax assets on a periodic basis. At such times as we determine that the recoverability of any remaining portion of deferred tax assets is more likely realizable than not, we will further release a portion of the deferred tax valuation allowances, record an income tax benefit and subsequently record a provision for income taxes for financial statement purposes based on the amount of taxable net income. Our effective tax rate for 2004 was (469.7%) as compared with 2.8% for 2003.
      We expect our future U.S. profits to be subject to an alternative minimum tax rate of approximately 2% until our remaining net operating loss carryforwards are fully utilized or become limited by Section 382 of the Internal Revenue Code of 1986, as discussed above. To the extent that we continue to believe the realizable portion of our deferred tax assets remains at $6.8 million, our U.S. tax provision should remain at approximately 2% until such time that our net operating losses are fully benefited. Any adjustment to the realizable portion of our deferred tax assets will result in an adjustment of our provision for income taxes at the time they are determined to be realizable.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2003

Revenues
      Our revenues increased by $10.2 million, or 52%, from $19.8 million in 2002 to $30.0 million in 2003. The increase was primarily attributable to increased customer management fees associated with a higher volume of customer management services rendered to new and existing clients. This increase was primarily attributable to an increase of $7.6 million in customer management fees associated with a higher volume of services rendered to existing clients. We believe this increase resulted from our ability to capture a larger share of our clients’ outsourcing needs, as well as a general increase in our clients’ demand for outsourcing services, particularly in the travel and hospitality industry. The increase in revenues also resulted, in part, from an increase of $2.6 million in customer management fees associated with services rendered to six new clients in the financial, telecommunications and technology industries.

Cost of Revenues
      Our cost of revenues increased by $1.7 million, or 15%, from $11.2 million in 2002 to $12.9 million in 2003. The increase was primarily attributable to increased costs of approximately $3.6 million associated with the expansion of our outsourcing operations in the Philippines and an increase in the number of customer management professionals. The increased costs in the Philippines were partially offset by a $2.6 million reduction in information technology, telecommunications and employee-related costs associated with our move to the Philippines. Our entire staff of customer management and accounts receivable management professionals was located in the Philippines at December 31, 2003, as compared with 93% at December 31, 2002. Due to the cost savings described above resulting from our move to the Philippines, our cost of revenues as a percentage of revenues decreased from 57% in 2002 to 43% in 2003.

Selling, General and Administrative
      Selling, general and administrative expenses (SG&A) increased by $0.5 million, or 9%, from $5.6 million in 2002, to $6.1 million in 2003. The increase is primarily attributable to operating expenses associated with our start up accounts receivable management business in the amount of $0.4 million. Our SG&A as a percentage of revenues decreased from 28% in 2002 to 20% in 2003. This decrease was due to a reduction in headcount related to the closure of our customer management operations in St. Louis.
      In 2002 and 2003, we incurred no television or magazine advertising expenses.

Depreciation and Amortization
      Depreciation and amortization decreased by $0.9 million, or 22%, from $4.1 million in 2002 to $3.2 million in 2003. Depreciation related to hardware, software and other assets purchased to support additional personnel in the Philippines increased by over $0.2 million. However, this increase was more than offset by a decrease of $0.5 million due to software licenses reaching the end of their depreciation period and a $0.6 million charge related to the disposal of leasehold improvements and fixed assets in our former St. Louis facilities in 2002.

Restructuring Charges
      Restructuring charges decreased from $3.8 million in 2002 to a credit of $0.3 million in 2003. In 2002, we recorded restructuring charges related to the closure of some of our customer management operations in St. Louis, Missouri. $1.2 million of the restructuring charges recorded in 2002 were attributable to lease termination costs, $1.5 million related to the write-down of assets and $1.1 million of these charges were attributable to severance and related costs. These charges included our estimated costs for the write-down of assets, obligations for abandoned space in St. Louis, accounts payable restructuring, severance and other related costs. In 2003, we incurred restructuring expenses of approximately $0.4 million associated with the final closure of the remaining portion of our customer management operations in St. Louis, which primarily consisted of lease termination costs. This expense was more than offset by the reversal of approximately $0.7 million of the 2002 accrued restructuring liability, based on lower than anticipated actual expenses. As of December 31, 2003, we maintained a minor restructuring accrual balance of less than $0.1 million.

Interest Income (Expense)
      Interest expense was nominal in 2003, as compared with interest expense of $0.5 million in 2002. The decrease in interest expense resulted from the extinguishment of an outstanding equipment loan. As of December 31, 2003, we had no debt.

Gain on Extinguishment of Debt
      The gain in 2002 related to the extinguishment of a long term liability associated with an equipment loan in the amount of $2.4 million. Our outstanding loan balance as of November 1, 2002 was $4.1 million. We extinguished the loan by paying $1.7 million to the vendor and recorded a gain in the amount of $2.4 million. There were no similar gains or losses for 2003.

Provision for Income Taxes
      Our provision for income taxes was approximately $0.2 million in 2003, as compared with minimal provision for income taxes in 2002. Our effective tax rate for 2003 was approximately 3%, as compared with 0% in 2002. The 2003 provision represents income taxes payable in the state of California due to the moratorium imposed on the use of loss carryforwards effective for the years 2002 and 2003, and federal alternative minimum tax.
Liquidity and Capital Resources
      We have financed our operations from inception primarily through cash flows from operations, sales of equity securities, equipment financings, and interest income earned on cash, cash equivalents and investments. To date, inflation has not had a material effect on our business for two reasons. First, the Philippines has historically experienced deflationary pressure on wages due to a fast growing population, high unemployment (11.3% in the first quarter of 2005) and 385,000 college graduates a year entering a market that cannot absorb all of them. Second, our peso denominated expenses have decreased in dollar terms due to the decline in the value of the peso relative to the dollar, as discussed below.
      As of March 31, 2005, we had working capital of $46.5 million including cash and cash equivalents totaling $40.2 million (excluding a restricted cash equivalent), marketable securities of $6.0 million and accounts receivable of $5.8 million.
      At December 31, 2002, we became subject to the registration requirements under Section 12(g) of the Exchange Act because we had over 500 holders of stock options. We filed on July 13, 2005 a registration statement to register shares of our common stock under the Exchange Act, to become a publicly reporting entity. We estimate that we will incur additional annualized expenses of approximately $3.0 million as a public company, primarily due to increased expenses that we will incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, directors and officers insurance, legal expenses, and investor and shareholder-related expenses.

Operating Activities
      Net cash provided by operating activities was $4.8 million for the year ended December 31, 2004, which was less than our net income of $8.3 million for the same period. The difference is primarily due to $3.9 million of depreciation and amortization, and $1.8 million of non-cash stock based compensation expense, offset by $6.8 million in deferred income taxes, and an aggregate decrease in working capital of $2.5 million. Net cash provided by operating activities was $10.8 million for the year ended December 31, 2003, which was greater than our net income of $8.0 million for the same period. The difference is primarily attributable to $3.2 million of depreciation and amortization, partially offset by aggregate decreases in working capital of $0.2 million. Net cash provided by operating activities was $0.5 million for the year ended December 31, 2002, which was greater than the net loss of $2.9 million. The difference is primarily attributed to $4.1 million of depreciation and amortization and a $1.5 million write-down of leasehold improvements related to restructuring, partially offset by a gain of $2.4 million associated with the extinguishment of debt.
      Net cash provided by operating activities was $3.7 million for the three months ended March 31, 2004, which was greater than our net income of $1.8 million for the same period. The difference is primarily due to $0.8 million of depreciation and amortization, $0.4 million of non-cash stock-based compensation expense, and an aggregate change in operating assets and liabilities of $0.6 million. Net cash provided by operating activities was $5.1 million for the three months ended March 31, 2005, which was greater than our net income of $2.8 million for the same period. The difference is primarily due to $1.0 million of depreciation and amortization, $0.2 million of non-cash stock-based compensation expense, and an aggregate change in operating assets and liabilities of $1.3 million.

Investing Activities
      Net cash used in investing activities for the year ended December 31, 2002, 2003 and 2004 was $1.0 million, $3.6 million and $5.9 million, respectively. For the year ended December 31, 2004, we incurred $7.0 million of capital expenditures associated with the expansion of the Philippine operations which was offset by $0.5 million of receivable portfolio collections and $0.4 million proceeds from sale of receivable portfolios. Cash used in investing activities for the year ended December 31, 2003 was primarily comprised of $3.4 million of capital expenditures associated with the continuing expansion of the Philippine operating facilities, and $0.7 million related to the purchase of receivable portfolios partially offset by a $0.3 million reduction in restricted cash equivalents. Cash used in investing activities for the year ended December 31, 2002 was comprised of $0.8 million of capital expenditures and $1.0 million investment in restricted cash equivalent, offset by $0.8 million provided by the sale of short term investments.
      Net cash used in investing activities during the three months ended March 31, 2004 and 2005 was $2.8 million and $6.6 million, respectively. During the three months ended March 31, 2004 we incurred $3.1 million of capital expenditures associated with the expansion of the Philippine operations which was offset by $0.2 million of receivable portfolio collections. Cash used in investing activities for the three months ended March 31, 2005 was primarily comprised of $6.0 million related to the purchase of marketable securities and $0.6 million of capital expenditures associated with the continuing expansion of the Philippine operating facilities. We used proceeds from our initial public offering to purchase the $6.0 million of marketable securities.
      Our capital expenditures in 2004 were approximately $7.0 million, primarily for telecommunications equipment, leasehold improvements, computer hardware and software, and furniture and fixtures in support of expanding our infrastructure. Our capital expenditures during the three months ended March 31, 2005 were approximately $0.6 million, primarily for telecommunications equipment, leasehold improvements, computer hardware and software, and furniture and fixtures in support of expanding our infrastructure. In the second half of 2005, we expect to move into a build-to-suit leased data and outsourcing center in Manila, Philippines (the PeopleSupport Center). We estimate potential build out costs for this facility of $7.4 million for telecommunications equipment, leasehold improvements, computer hardware and software, and furniture and fixtures. We intend to build out approximately 60% of the PeopleSupport Center’s total production capacity for use in 2005 and the remaining portion in early 2006. The estimated capital expenditure for 2005 reflects the 60% build out of the PeopleSupport Center’s total production capacity. In addition to the PeopleSupport Center, we estimate further build out costs in 2005 of our infrastructure of $2.1 million to $3.1 million primarily for telecommunications equipment, leasehold improvements, computer hardware and software, and furniture and fixtures in support of expanding our infrastructure, which we may adjust based on trends in revenue and personnel in the Philippines. We anticipate using cash, cash equivalents and marketable securities on hand and the net proceeds from our recently completed offering to fund these expenditures.

Financing Activities
      Net cash used in financing activities for the years ended December 31, 2002 and 2003 was $2.1 million and $0.2 million, respectively, and net cash provided by financing activities for the year ended December 31, 2004 was $30.5 million. The increase in cash provided by financing activities for the year ended December 31, 2004 was primarily attributable to $34.8 million of initial public offering proceeds, partially offset by $3.3 million of public offering costs and the $1.4 million repurchase of common stock from one of our founders.
      Net cash used in financing activities for the year ended December 31, 2002 includes $1.7 million of note payable repayments, $0.2 million of payments associated with capital lease obligations and $0.2 million of payments on line of credit borrowings.
      Net cash used in financing activities during the three months ended March 31, 2004 was less than $0.1 million and net cash provided by financing activities was less than $0.1 million for the three months ended March 31, 2005. Net cash used in financing activities for the three months ended March 31, 2004 was comprised of $0.1 million of public offering costs.
      At March 31, 2005, we had a restricted cash equivalent in the amount of approximately $0.4 million, held in a certificate of deposit as collateral for our lending facilities, which will be released in the second half of 2005.
      Based on our current level of operations, we expect that our cash flow from operations, together with the proceeds of the current working capital and cash, cash equivalents and marketable securities, will be adequate to meet our anticipated cash needs at least through 2006. Although we currently have no specific plans to do so, to the extent we decide to pursue one or more significant strategic acquisitions, we will likely incur debt or sell additional equity to finance those acquisitions.

Rescission Offer and Reporting Obligations
      For the first time at the end of any fiscal year, on December 31, 2002, options granted under our 1998 stock plan were held by more than 500 holders. As a result, we became subject to the registration requirements under section 12(g) of the Securities Exchange Act of 1934, as amended, which requires every issuer having total assets of more than $10 million, and a class of equity security held of record by more than 500 or more persons, to register that class of equity security under the Exchange Act. We were required to comply with the registration requirements within 120 days after the end of the first fiscal year when we first met these assets and holder tests, and were required pursuant to Section 12 of the Exchange Act to file periodic and other reports under Section 13(a) of the Exchange Act.
      As a result of not having registered our securities under Section 12 and not having filed reports under Section 13(a) of the Exchange Act beginning in 2003, grants of certain options under our 1998 plan between January 1, 2003 through April 28, 2004 may not have been exempt from registration or qualification under federal and state securities laws, and we did not obtain any required registration or qualification. In order to comply with California securities law, we are making a rescission offer to the U.S. holders of these options. Before the completion of its initial public offering, we applied to the California Department of Corporations for approval of the terms of the repurchase offer. By order dated October 28, 2004, the California Department of Corporations approved our repurchase application as to form pursuant to section 25507(b) of the California Corporations Code. Following approval of our repurchase application, we issued shares upon exercise of certain of these options granted between January 1, 2003 through April 28, 2004. Accordingly, we plan to re-apply to the California Department of Corporations for expanded approval to repurchase both options and these shares issued upon exercise of options. We are filing this registration statement on Form S-1 to register the offer to repurchase the options and shares. Pursuant to the terms of our previously approved repurchase application, we are offering to repurchase the options at 20% of the option exercise price multiplied by the number of shares underlying the option, plus interest at an annual rate of 7% from the grant date. We are offering to repurchase shares issued upon exercise of options at the full exercise price paid for the shares, plus interest at an annual rate of 7% from the date of exercise of the underlying options. Under these terms, we would be required to pay approximately $0.1 million, plus statutory interest at an annual rate of 7%, if all persons entitled to have their options and shares repurchased elect to do so. Federal securities laws do not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required. If any or all of the offerees reject our offer to repurchase the options and shares, we may continue to be liable under federal and state securities laws. We do not believe that this rescission offer will have a material effect on our results of operations, cash flows or financial positions.
      In addition, our failure to file past required reports under the Securities Exchange Act of 1934 could conceivably give rise to potential claims by present or former stockholders based on the theory that such holders were harmed by the absence of such public reports. If any such claim is asserted, we could incur expenses and divert management’s attention in defending them, even if we have no liability.
      On November 1, 2004, we filed a registration statement on Form S-8 under the Securities Act covering shares of common stock issuable upon exercise of outstanding options under our stock incentive plans.
Off-Balance Sheet Arrangements
      We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. In addition, we have not entered into any derivative contracts or synthetic leases.
Contractual Obligations
      We currently have no debt. The numbers in the table below do not include any adjustment that may result from increases in certain contractual obligations in the event inflation in the Philippines exceeds contractually negotiated levels. This obligation is not included in the chart below. We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under leases for office space and equipment.
      On January 13, 2005, we exercised a three year renewal option associated with the lease of our corporate headquarters.
      The following summarizes our contractual obligations at December 31, 2004, all of which represent operating lease payment obligations, and includes lease obligations of $1.0 million associated with our exercise of a three year renewal option associated with our corporate headquarters:

Years Ending December 31,	(In thousands)

2005	$2,073
2006	2,638
2007	2,331
2008	2,124
2009	1,712
Thereafter	12,028

Total minimum payments	$22,906

      We have the option to renew two leases under various terms, ranging from five to six years, at various rates as specified within each lease agreement. The table above does not assume any such renewals.
      Our obligations under four of our outsourcing center leases may change due to inflation in the Philippines or fluctuations in the value of the Philippine peso relative to the value of the U.S. dollar. These leases provide for increases in lease payments in the case of extraordinary inflation. Two of these contracts provide that an event of extraordinary inflation will be conclusively presumed to have occurred if the specified exchange rate of the Philippine peso relative to the U.S. dollar increases by more than 25% over a short period, or if the purchasing power of the Philippine peso decreases by more than 25% over the same period. The third of these contracts provides for an increase in our lease obligations if the local consumer price index increases by 16% or more over a 12 month period. Another one of our leases provides that in the case of an extraordinary reduction in the value of the currency used to make payments under the lease, the value of the currency at the time we entered into the obligation will be the basis of payment. In the event of extraordinary inflation, our obligations under this agreement could increase by 16% to 25% or more. Based on recent historical inflation rates in the Philippines, we do not believe it is likely that inflation will trigger an increase in our payment obligations. In each of the last two years, the Philippines has recorded an annual inflation rate of approximately four percent. Rulings by the Philippine Supreme Court indicate that the Philippines has not experienced any period of inflation in the past that would qualify as extraordinary inflation under our contracts.

Recent Accounting Pronouncements
      In October 2003, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-03, “Accounting for Loans or Certain Securities Acquired in a Transfer.” This SOP provides standards for accounting for differences between contractual and expected cash flows from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The SOP would limit the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio’s initial cost of accounts receivable acquired. The SOP would require that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue, expense, or on the balance sheet. The SOP would freeze the internal rate of return, referred to as IRR, originally estimated when the accounts receivable are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the original collection estimates are not received, the carrying value of a portfolio would be written down to maintain the original IRR. Increases in expected future cash flows would be recognized prospectively through adjustment of the IRR over a portfolio’s remaining life. The SOP provides that previously issued annual financial statements would not need to be restated. Historically, we have applied the guidance of Practice Bulletin 6, whereby we only recognize revenue to the extent of cash collected in excess of the portfolio’s purchase price. The adoption of SOP 03-03 will not have a material impact on our results of operations or financial position.
      In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 46R, a revision to FIN 46, “Consolidation of Variable Interest Entities.” FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R was effective at the end of the first interim period ending after March 15, 2004. The adoption of FIN 46R did not have a material impact on our results of operations or financial position.
      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition,” which codifies, revises and rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our results of operations or financial position.
      On March 31, 2004, the FASB ratified the consensus reached by the Task Force on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“Issue No. 03-1”), but delayed the recognition and measurements provisions of EITF 03-01 in September 2004. For reporting periods beginning after June 15, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The adoption of Issue No. 03-1 is not expected to have a material impact on our financial position or results of operations.
      FASB Staff Position (“FSP”) No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP 109-2”), provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) on enterprises’ income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. We have not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP 109-2, we have not adjusted our tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” and APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first annual reporting period that begins after January 1, 2006. In accordance with the standard, we will adopt SFAS No. 123R effective January 1, 2006. We are currently assessing the impact of this accounting standard on our results of operations and financial position.
Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk
      Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Philippine peso. For the years ended December 31, 2003 and 2004, approximately 51% and 57%, respectively, of our expenses were generated in the Philippines. We derive all of our revenues in U.S. dollars. A 10% increase in the value of the U.S. dollar relative to the Philippine peso would reduce the expenses associated with the operations of our overseas operation by approximately $2.2 million, whereas a 10% decrease in the relative value of the dollar would increase the cost associated with these operations by approximately $2.2 million. Expenses relating to our operations outside the United States increased for the year ended December 31, 2004 when compared with the year ended December 31, 2003 due to increased costs associated with higher revenue generation and customer management services, partially offset by the increase in the value of the U.S. dollar relative to the Philippine peso.
      We fund our Philippine subsidiary on a bi-monthly basis through U.S. dollar denominated accounts held in the Philippines. Payments for employee-related costs, facilities management, other operational expenses and capital expenditures are converted into Philippine pesos on an as-needed basis. To date, we have not entered into any hedging contracts. Historically, we have benefited from the ongoing decline in the Philippine peso against the U.S. dollar.

Source: Factset

Interest Rate Sensitivity
      We had cash, cash equivalents and restricted cash equivalents totaling $41.6 million at December 31, 2004. These amounts were invested primarily in money market funds, certificates of deposit, municipal bonds and federal agency securities. The unrestricted cash and cash equivalents are held for potential acquisitions of complementary businesses or assets, working capital requirements and general corporate purposes. We do not enter into investments for trading or speculative purposes. We believe that we have no material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income. A 1% decrease in short term rates would reduce our interest income for the year ended December 31, 2004 by approximately $0.2 million. Substantially all of our interest income recognized during 2004 was earned from the investment of proceeds from our initial public offering, which was completed on October 6, 2004. The interest income from these funds will be subject to fluctuations due to changes in interest rates.

Inflation Rate Sensitivity
      For the years ended December 31, 2003 and 2004, approximately 51% and 57%, respectively, of our expenses were generated in the Philippines. The Philippines has historically experienced periods of high inflation but the inflation rate has been below 10% since 1999. For the year ended December 31, 2004 inflation averaging 5.5% kept prices generally stable. However, we are currently experiencing higher inflation and expect this trend to continue in 2005. Inflation in the Philippines has not affected our operating results because the Philippines has historically experienced deflationary pressure on wages due to a fast growing population, high unemployment (11.3% in the first quarter of 2005) and a high number of college graduates a year entering a market that cannot absorb all of them. A reversal of this trend, increased wage pressure due to increased competition as the BPO industry expands or higher rates of inflation in the Philippines could result in increased costs and harm our operating results. A number of our leases in the Philippines have escalation clauses triggered by Philippine inflation above negotiated thresholds, as discussed above.
Change in Accountants
      On January 29, 2003, upon the authorization of our board of directors, we dismissed PricewaterhouseCoopers LLP and engaged BDO Seidman, LLP as our independent auditors.

      During the years ended December 31, 2000 and 2001, and the subsequent period from January 1, 2002 to January 29, 2003, PricewaterhouseCoopers LLP did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on our financial statements for such years. The reports of PricewaterhouseCoopers LLP on financial statements for the years ended December 31, 2000 and 2001 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. We did not consult with BDO Seidman, LLP on any financial or accounting reporting matters before its appointment.

BUSINESS
Overview
      We provide business process outsourcing, or BPO, services from our facilities in the Philippines. We believe we are one of the largest outsourced service providers in the Philippines based on the size of our workforce, which consists of over 3,600 college educated, fluent English-speaking Philippine personnel. From our Philippine facilities, we provide customer management services for U.S.-based clients who wish to outsource this function to a high quality, lower cost provider. We currently service 27 U.S.-based clients in a variety of industries, including travel and hospitality, technology, telecommunications, retail, consumer products and financial services. We primarily provide inbound customer management services, which include handling calls and e-mails from our clients’ customers to order goods and services, make and change travel reservations, address billing questions, submit warranty claims and obtain technical support. We manage over two million customer communications per month, including inbound calls, e-mails, and web chats. Our largest clients in 2004 were Expedia, EarthLink and ConsumerInfo.com, which accounted for 69% of our 2004 revenues. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 57% of our 2004 revenues. In 2003, our largest clients were Expedia, Network Solutions and EarthLink, which accounted for 88% of our 2003 revenues. Expedia and Network Solutions were our largest clients in 2002. Our three largest customer management service clients for the three months ended March 31, 2005 collectively accounted for more than 62% of our revenues. Expedia, our largest client, and EarthLink, our second largest client, together accounted for approximately 49% of our revenues for the three months ended March 31, 2005. In July 2003, we began providing accounts receivable management services in which we use specially trained Philippine personnel to collect overdue consumer receivables from U.S. debtors.
      Our revenues and net income for the year ended December 31, 2004 were $44.5 million and $8.3 million, respectively, as compared with revenues of $30.0 million and a net income of $8.0 million for the year ended December 31, 2003. Our revenues increased by $4.5 million, or 47%, from $9.6 million for the three months ended March 31, 2004 to $14.1 million for the three months ended March 31, 2005. Substantially all of our revenues in the first three months of 2005 and all of 2004 and 2003 was derived from our customer management business, and less than 3.0% percent was derived from our accounts receivable management business. At March 31, 2005 we had an accumulated deficit of $50.3 million as the result of net losses in prior years.
      We have developed an integrated offshore platform that includes four outsourcing centers and two data centers in the Philippines, as well as two data centers in the United States. Through our operations in the Philippines, we believe we provide significant value to our clients by offering high quality services at a substantially lower cost than services provided through U.S. outsourcing centers. We believe the Philippines offers significant cultural and language advantages over other offshore outsourcing locations such as India. The Philippines has the third largest English-speaking population in the world and has long-standing ties to the United States. It has modeled many of its government, banking, accounting and education systems after the United States. The Philippines has a large pool of skilled college graduates who are attuned to U.S. culture and speak fluent English with minimal accents. In 2004, we received 78,000 applications for employment and added over 1,789 net new employees to our workforce, which represents the difference between the number of employees we had at the end of the year and the number with which we started at the beginning of the year. The Philippine BPO services market is relatively new and we believe that our early leadership position will provide us with an opportunity for continued growth.
      We provide seamless communications between customers in the United States and our professionals in the Philippines by using communications capacity dedicated to our use that is leased from major fiber optic network providers. We securely route inbound, multi-channel communications to the optimal location in the Philippines based on our professionals’ skill sets and availability. We also use a uniform “hub and spoke” information technology platform that is highly scalable. Applications and data are stored at our redundant “hub” in Los Angeles, and deployed to our “spokes” in the Philippines. This architecture allows us to expand to meet the needs of our existing and new clients, optimize our seat and workforce utilization and add additional locations.

      We focus on developing long-term strategic outsourcing relationships with clients that have complex customer management requirements. We work closely with our clients to enhance customer satisfaction by jointly developing outsourcing solutions that meet our clients’ unique business needs. These solutions often require extensive customized training and technical integration with our clients, which we believe will foster long-term client relationships. In addition to customer service, our training emphasizes revenue generation for our clients by encouraging customers to purchase higher value, additional or complementary products or services offered by our clients, which we believe distinguishes us from many of our competitors.
      In addition to growing our customer management and accounts receivable management businesses, we are exploring opportunities to offer other outsourced services, including back office functions such as credit application processing, document processing, travel related and finance and accounting services. We have been in discussions with our clients to assess their demand for these types of back office services and we are in the process of reviewing the feasibility of providing these additional services. Based on our preliminary review of the requirements for providing these types of services, we would need to hire additional personnel with appropriate skills and qualifications, and may be required to acquire or develop additional applications and systems necessary to deliver such services. We have not completed our review of the requirements and costs for providing these types of services.
Industry Background

Overview
      Business process outsourcing involves contracting with an external organization to take primary responsibility for providing a business process or function. Companies initially used outsourcing to achieve cost savings in transaction-intensive, back office business processes. Today, in addition to cost savings, outsourcing adoption is driven by opportunities to improve a wide range of business processes and quality of service with a desire to outsource non-core activities so that management can focus on its core products and services.
      The BPO market includes several functionally-oriented submarkets, such as customer management, accounts receivable management, processing services, human resources, procurement, logistics, finance and accounting, sales and marketing, engineering, facilities management and training. Demand for business process outsourcing services has experienced strong growth in recent years.

Current Trends in Customer Management Services
      The scope of outsourced customer interaction has expanded from outbound telemarketing calls to a broad spectrum of customer management services, including customer care, technical support and sales and marketing. The delivery platform has evolved from single facility, low technology call centers to large, high volume customer care centers that use advanced technology. Companies are now focused on optimizing their brands through improved customer care and increasing the value of their customer relationships by encouraging the purchase of higher value, additional or complementary products and services. At the same time, global competition, pricing pressures and rapid changes in technology make it increasingly difficult for companies to cost-effectively maintain the in-house personnel and infrastructure necessary to handle all of their customer management needs. We believe these trends, combined with rapidly expanding consumer use of alternative communications, such as the Internet and e-mail, have resulted in increased demand for outsourced customer management services.
      We believe the factors that influence companies to outsource customer management services include:

•	significant cost benefits;

•	best practices in leveraging learned experiences across multiple clients in an efficient and effective manner;

•	the importance of professionally managed customer communications to retain and grow customer relationships;

•	the ability to free available resources and management to focus on developing core products and services;

•	increasing capital requirements for sophisticated communications technology needed to provide timely technical support and customer care; and

•	extensive and ongoing staff training and associated costs required for maintaining in-house technical support and customer care solutions.
      We expect the market for outsourced customer management services to benefit as corporations continue to shift business processes from internal operations to outsourced partners.

Trend Toward Offshore Delivery of BPO Services
      We believe that, to attain high quality BPO services at a lower cost, many companies are moving selected front and back office processes to providers with offshore delivery capabilities. In recent years, fiber optic telecommunications facilities have become widely available at affordable rates. At the same time, we believe offshore providers have become more accepted by businesses and continue to grow in recognition and sophistication. As a result, a large number of BPO services companies have established offshore operations or operate exclusively offshore. Potential clients, in requests for proposals, frequently require significant detail about offshore delivery capabilities.
      India currently accounts for the largest share of the offshore BPO market. However, offshore capacity is expanding beyond India to countries such as the Philippines, China and Russia. Several high profile U.S. companies have reduced or discontinued their use of offshore customer management services in India due to dissatisfaction with the quality of service. We believe the Philippines is emerging as an attractive alternative to India as a destination for offshore outsourcing services, particularly in BPO services that require complex voice interaction in English.
Our Competitive Strengths
      We believe our competitive strengths have allowed us to successfully create a sustainable and scalable position as a leading offshore customer management services provider.

Philippine-Based Delivery Model
      The Philippines is an attractive and growing market for offshore business process outsourcing services and, as an early entrant, we have successfully established ourselves as one of the market leaders. With the third largest English speaking population in the world, the Philippines has a large pool of skilled, college-educated professionals who speak fluent American English with minimal accents. Many Filipinos are familiar with Western business practices and have an affinity for U.S. culture, which we believe offers a particular advantage in interacting with U.S. consumers and processing U.S. business transactions. In addition, the Philippines has a well-developed telecommunications and utility infrastructure and an attractive business environment for BPO companies. We have direct fiber optic based lines to all of our locations in the Philippines, and the Philippine government has encouraged foreign investment and provided significant assistance to the BPO industry through the abatement of corporate income taxes, changes to the country’s educational curriculum and relaxation of certain regulatory restrictions. The personnel and infrastructure available in the Philippines enables us to provide outsourcing services at a substantially lower cost than U.S. outsourcing providers and, we believe, at generally comparable or superior quality levels. We believe our English speaking workforce enables us to provide consistently high quality outsourcing services at costs generally comparable to other offshore locations and substantially lower than the United States.

Strong Industry Expertise
      We have developed substantial expertise in several industries that have a high demand for complex customer management services, such as travel and hospitality, technology, telecommunications, retail and financial services. This industry focus allows us to acquire a thorough understanding of our clients’ business issues and customer needs. This approach enables us to provide customized, high quality customer management services in these industries quickly and efficiently and we believe enhances our ability to attract major clients. For example, our experience in the travel and hospitality industry recently contributed to the successful engagement of four business units within a Fortune 500 company. It also helps us leverage our relationship with our clients, and to become experts in processes other than customer management, such as back office processes.

Collaborative Client Relationships
      We collaborate with each client to understand its outsourcing needs and jointly create solutions. We work closely with our clients to train our professionals so that they have extensive knowledge of our clients’ products and services. Our major clients often visit our facilities in the Philippines to participate directly in the training of our professionals. Our clients also invest resources to integrate their processes and technologies with ours to make our services transparent to their customers and provide reciprocal access to data and reports. We believe our close training and systems integration with our clients will foster strategic long-term relationships.

Sales Centric Focus
      We employ a business approach that focuses on revenue generation for our clients. In our recruiting, we target employees with a sales orientation and personality. Additionally, we provide sales training to our professionals, including how to encourage customers to purchase higher value, additional or complementary products and services offered by our clients. By emphasizing revenue generation, we seek to strengthen our clients’ relationships with their customers, improve sales of our clients’ products and services and increase the likelihood of repeat sales to those customers. We believe our ability to provide comprehensive services focused on revenue generation for our clients differentiates us from many of our competitors.

Attractive Employment Culture
      We believe we have established a corporate culture that enables us to attract and retain talented professionals. We have developed an extensive recruiting network to attract high quality talent, primarily from universities, throughout the Philippines. Our reputation allows us to attract high quality candidates and be highly selective in our recruiting. In 2004, we received approximately 78,000 applications for employment and added just over 1,789 net new professionals to our workforce, which represents the difference between the number of employees we had at the end of the year and the number with which we started at the beginning of the year. We also offer a broad range of programs for enhancing employee retention and encouraging career development, including creating rewards and recognition for performance, stressing professional development through continuing education and our management trainee program, offering attractive compensation and comprehensive benefits packages and encouraging open communication between employees and management. In 2004, we achieved an annual voluntary turnover rate after a six-month probationary period of approximately 13%, which reflects the percentage of our total workforce that left during 2004 on a voluntary basis after completing their six month probationary period. Our total turnover rate for 2004 was higher. We believe that our employee retention enables us to retain valuable institutional knowledge, lower our recruiting costs, grow and nurture a strong base of managers and provide tangible benefits to our clients, such as employee continuity and consistent quality.
Our Growth Strategy
      In order to build on our position as a leading offshore business process outsourcing services provider, we are focusing on the following strategies.

Attract Additional Large Customer Management Clients
      We have established strong relationships with our major clients and believe we have developed a reputation as a provider of high quality, cost-effective offshore customer management services. We plan to build on these relationships and our reputation to attract additional major clients with large customer bases and complex customer management needs. One of the key elements in attracting new clients has been positive references from existing clients. We continually identify potential engagements and educate potential clients about our services through our sales directors in the United States and our lead generation team in the Philippines. We have developed a highly targeted marketing strategy for future client acquisition involving direct calls, Internet based advertising, trade shows and industry publications. Our client development efforts are expanding from our historical focus on U.S.-based companies to potential clients in other English speaking countries.

Expand Accounts Receivable Management Services
      In 2003, we began providing accounts receivable management services. The accounts receivable management industry is highly fragmented with approximately 6,500 providers in the United States. We believe there are a limited number of accounts receivable management providers outside of North America serving U.S. credit originators and that most domestic providers do not presently have the resources or experience to establish operations offshore. We have expanded our accounts receivable management operations to collect defaulted consumer receivables on behalf of national credit originators, such as credit card companies and banks, and on behalf of telecommunications and utility companies. We believe our lower cost structure in the Philippines will give us a competitive advantage in our collections efforts because we can devote more time to live interaction with the debtor. In particular, we believe we can collect lower balance accounts which cannot profitably be collected using live voice interaction in the United States.

Broaden Service Offerings
      We are exploring opportunities to provide additional BPO services to our clients, which may involve new service offerings we do not currently provide. We believe we can leverage our skilled professionals and use our existing infrastructure to provide additional BPO services including back office functions such as credit application processing, document processing, systems maintenance and other areas of travel, finance and accounting. In particular, we will focus on services that we can provide during off-peak hours that do not require live customer interaction to use our existing infrastructure to provide services during the daytime in the Philippines. We currently provide the majority of our services during Philippine nighttime hours (U.S. daytime hours). We generally seek to enhance our portfolio of services by focusing on client requirements, emerging trends and new technologies that will create the need for additional BPO services.

Continue to Attract and Retain Top Professional Talent
      Our goal is to continue to attract, develop and retain highly skilled professionals. We intend to continue to use a variety of recruiting methods to attract our high quality workforce through nationwide recruiting, including joint programs with major universities, an employee referral program and regular participation in job fairs. We also have developed and will continue to use programs to enhance employee retention and encourage career development, including offering competitive compensation and comprehensive benefits packages, creating rewards and recognition for performance, and stressing professional development through continuing education and our management trainee program.

Expand to Additional Countries
      Currently, we conduct all of our outsourcing services through our facilities in the Philippines. We believe that the Philippines is an attractive offshore BPO services market in which we have a strong competitive position, but we will continue to evaluate expansion into new geographic markets. This decision will be driven by multiple factors, including our clients’ interests in geographic diversification, and our expansion into new services and markets. We believe that regions and countries that have an educated, English speaking workforce at reasonable wage rates, such as parts of Latin America, Malaysia, South Africa and Caribbean countries, would be the most likely areas for geographic diversification of our operations. However, we are still assessing these opportunities and have not identified any specific location for expanding our outsourcing operations. We believe that our technology and operations platform will allow us to add new outsourcing centers in many locations.

Pursue Selective Strategic Acquisitions
      We believe that pursuing selective acquisitions of BPO services companies could expand our breadth of services, facilitate expansion into new markets and locations and increase our client base. We will evaluate opportunities to add new outsourcing center facilities, new skill sets and additional offshore operations. We will consider acquiring complementary BPO businesses or assets, such as companies focused on back office processing services, companies located in new geographic regions, or client contracts of distressed domestic outsourcing companies. We currently have no agreement or commitment relating to any acquisitions.
Our Services
      We specialize in providing high quality, inbound customer management services to companies that seek to enhance customer satisfaction and loyalty and reduce costs. We combine our industry expertise and advanced technology to provide a range of integrated and seamless customer management services. In 2003, we also began providing accounts receivable management services, in which we collect overdue receivables on consumer debt.

Customer Management Services
      We offer a wide range of customer management services to our clients and their customers. We have a consulting services group dedicated to designing and customizing these services for each client. Our consulting services group collaborates with each client on an ongoing basis and coordinates our internal resources to design, deploy and maintain efficient, integrated services between our technology infrastructure and our clients’ systems. We address our clients’ service strategies, anticipated volume and service levels, reporting and analytical requirements, networking and security, back-end system integration, and training and staffing needs.
      Our fee arrangements are generally customized for each client on a case-by-case basis. Our fee arrangements depend on a variety of factors, including the types and complexity of services we render for the client, service level requirements, the number of personnel assigned to provide the services, the complexity of training our personnel to provide the services, and the information technology and telecommunications requirements necessary to render the services. Our customer management fees generally consist of time-delineated or session-based fees, including hourly or per-minute charges and charges per interaction, and implementation fees, including charges for installing and integrating new clients into our telecommunications, information technology and client reporting structure.
      We provide the following types of customer management services through multiple integrated communications channels, including telephone, e-mail, live web chat and Internet self-help applications.

•	Customer care. Our customer care services are initiated by inbound calls and e-mail from customers with a wide range of questions regarding their account billing, changes in services, reservation changes, delivery updates on goods or services, complaint and issue resolution and general product or services inquiries.

•	Inbound sales. We handle inbound calls from customers purchasing products and services from our clients, including travel reservations, telecommunications services, Internet services and consumer products and services. Our professionals are specifically trained to identify opportunities to sell other products and services offered by our clients. For some clients, an important aspect of our sales activity includes seeking to retain customers who call to cancel our clients’ services.

•	Technical support. Our technical support services include handling troubleshooting calls, responding to software and hardware problems, providing support for Internet service problems, managing corporate help desks and providing warranty or post-warranty support.

•	Direct response sales services. Our direct response services involve handling inbound telephone orders or inquiries for clients in the direct marketing industry, including those calls received in response to print advertisements, infomercials and other electronic media. Our professionals answer questions and process orders for the purchase of our clients’ products or services and identify opportunities to sell other products and services.

•	Hosting. On a limited basis, we host and maintain the customer interaction section of our clients’ websites, including e-mail and live web chat applications.
      Our reporting and analytical systems also play an important role in the customer management services we provide. Our system captures and analyzes data received through our multiple communications channels and generates client-specific interaction reports on an hourly, daily, weekly and monthly basis. These reports are accessible to our clients through our web-based and secured reporting portal, Intellicenter. Intellicenter offers our clients access to data generated through customer management interactions and allows them to analyze the customer interaction database, which includes all e-mail and live web chat transcripts for feedback on the types of questions raised by customers. The system also provides historical trend information to help clients monitor the volume and effectiveness of our interactions with their customers, including revenue generation.

Accounts Receivable Management Services
      In 2003, we began offering accounts receivable management services through our wholly-owned subsidiary, STC Solutions, Inc. Our accounts receivable management professionals are trained in collecting consumer receivables for clients in the financial services, telecommunications and utilities industries. We believe our accounts receivable management professionals have the customer interaction skills needed to perform successfully in the debt collection area, which often involves unscripted dialog, negotiations and settlement with debtors. We structure our accounts receivable management services in a variety of ways. We manage receivables that have been already written off by the lender by making outbound calls to recover the debt on a contingency fee basis. We also manage receivables that are in default but have not yet been written off by our clients by charging primarily for time spent making outbound calls to collect outstanding debts in the early stage of collections. Our objective is to achieve a higher collection rate, or “netback,” in relation to overall cost by combining accounts receivable management best practices with the advantage of locating our accounts receivable management professionals in the Philippines. We also assist clients with skip tracing by collecting research and data to track debtors that are difficult to locate. With consumer debt at record levels, we believe there is ample opportunity to expand our accounts receivable management services particularly if we enter a rising interest rate environment.
Our Delivery Platform
      We have developed and deployed a customized information technology infrastructure to efficiently and securely deliver our services. Our redundant systems reduce the risk of data loss and transmission failure and allow us to quickly scale to meet increased demand. Key components of our infrastructure include the following.

•	“Hub and spoke” architecture. Our data centers located in the United States and the Philippines use a technical infrastructure designed to facilitate rapid expansion and consistency in delivering services to and from any of our outsourcing centers. Our data centers are connected to each other using multiple, redundant communication lines. Our “hub and spoke” operating model allows us to provide consistent and scalable business processes across multiple outsourcing centers. Applications and data are stored at our redundant “hub” in Los Angeles and deployed at our “spokes” in the Philippines. This allows us to quickly and efficiently handle additional volume and services for our new and existing clients and to expand our outsourcing network by establishing new “spokes” virtually anywhere in the world that is accessible by fiber optic networks.

•	Dedicated telecommunications network. We have designed and deployed a secure, dedicated telecommunications system that allows us to securely route multi-channel communications between the United States and our outsourcing centers in the Philippines. Our system, which is redundant and highly scalable, transmits communications traffic with minimal delay and high transmission quality over a private network leased from major telecommunications providers. Our lease agreements with these providers generally provide for annual terms and fixed fees based on the levels of capacity dedicated to us. Customer traffic is initially received by our redundant data center in Los Angeles where we apply voice compression technologies and then seamlessly route calls to the optimal location in the Philippines based on our professionals’ skill sets and availability. In most cases, these communications between the United States and the Philippines are indistinguishable from domestic communications between points within the United States.

•	Integrated customer communications channels. We provide customer management services through multiple communications channels, including telephone, e-mail, live web chat and Internet self-help applications. Our customer management professionals are trained to offer services in each of these communications channels. Our customer interaction systems are also integrated with our workforce management system, which is used to manage optimal staffing and service levels. These systems are also integrated with a proprietary reporting system that is populated daily for all interactions occurring in our outsourcing centers. This provides our clients with a single view of all interactions between our professionals and their customers.

•	Robust data security. We use several layers of information security protection, including applications and devices designed to prevent unauthorized access to data residing in our systems and aggressive monitoring of audit trails at application and network layers. All outside connections to our network must pass through a sophisticated security system that is supported by multiple firewalls. Data access to client back-end systems is also protected by these security measures. We constantly monitor the network for attacks by potential hackers. As required by our clients, we prevent our professionals from copying or transmitting customer data.

•	Proprietary integrated “Intellicenter” feedback system. Intellicenter is our proprietary reporting and analytical system that generates client-specific interaction reports. These reports are accessible to our clients on an hourly, daily, weekly and monthly basis. Intellicenter also provides access to customer contact transcripts and allows our clients to review the customer interaction database of all e-mail and web chat transcripts. The system provides historical trend information to help clients monitor the volume and effectiveness of our interactions with customers.

•	24/7 client helpdesk. We have a helpdesk staffed 24/7, which offers our clients complete coverage in the event of any system issues. We have established standardized procedures to identify and track inquiries, and we categorize and prioritize inquiries by order of importance to our clients. We also operate an information technology calling tree which allows us to escalate issues up the personnel chain of command as the situation warrants.

•	Proprietary self-help software. As part of our customer management services, we offer clients use of our self-help technology, RightResponse. RightResponse uses a proprietary natural language search engine to match customer inquiries with relevant information contained in a database updated by our knowledge engineers. Web- based reports and analytical tools allow clients to evaluate the effectiveness of our self-help services and provide statistics on their self-help functions.

•	Quality assurance. Our quality assurance analysts use our quality management software to monitor service level compliance and randomly sample customer interactions. The system is configured for voice, data and computer screen capture to record the total customer experience and provide live monitoring and playback via a web browser from any location.

Our Clients
      We provide our services to companies in a variety of industries, including travel and hospitality, technology, telecommunications, retail, consumer products and financial services. We are focused on developing long-term strategic outsourcing relationships with clients in these industries because of the volume of customer interactions, complexity of services, anticipated growth of their market segments and increasing need for high quality and cost-effective, customer management services. Our clients benefit from our customer management experience, industry expertise, technical infrastructure and trained professionals. By outsourcing their business processes services to us, our clients entrust us with an important aspect of their business.
      For the year ended December 31, 2004, our top three clients, Expedia, EarthLink and ConsumerInfo.com, accounted for 69% of our revenues, and each accounted for over 10% of our revenues for the year. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 57% of our revenues for the year ended December 31, 2004. Our three largest customer management service clients for the three months ended March 31, 2005 collectively accounted for more than 62% of our revenues. Expedia, our largest client, and EarthLink, our second largest client, together accounted for approximately 49% of our revenues for the three months ended March 31, 2005. Expedia has been a client since 2000 and was our largest client in 2002 and 2003. EarthLink first engaged our services in 2002, and ConsumerInfo.com first engaged our services in 2003. We continued to build our client base in 2004, adding several clients including four business units of a Fortune 500 travel and hospitality company. Typically, our clients first engage our services on a pilot basis and then expand the engagement by increasing the number of professionals to handle their service needs.
      The following are examples of relationships with major clients.

•	We were engaged by a large travel services provider that decided to expand its outsourced customer management services in order to achieve vendor diversity and scalability as it entered an aggressive growth phase. The client also experienced seasonal patterns in its business that required dynamic staffing to respond to customer needs. The initial phase of our engagement involved collaborating with the client to integrate multiple back-end systems and to conduct an intensive four week training program for our professionals. Within three months, we began providing limited customer management services to test the processes we jointly developed and adjust our service as appropriate. During the next six months, we increased the volume and scope of our services for this client and have continued to adapt our services to meet the client’s needs. We handle a significant amount of this client’s overall customer management needs and a majority of their outsourced customer management services. The services we provide include hotel and travel reservation sales, schedule changes, customer inquiries and issue resolution. Our services are conducted via voice and e-mail interactions.

•	We were engaged by a client in the technology sector that was facing downward pricing pressure and needed to reduce internal costs. The client had limited exposure to offshore BPO services through an outsourced e-mail support arrangement with an India-based company and agreed to test our e-mail response capabilities. The client informed us that we achieved consistently strong performance in the first few weeks and decided to expand our relationship and test the viability of our offshore voice support. As a result, we agreed to expand our services by adding a small group of our professionals to handle inbound telephone calls. The client monitored our performance and customer satisfaction feedback to determine whether a potential widespread change in support strategy would be accepted by its customers. Over the next few months, the client asked us to expand our voice team to handle multiple service lines. We also were asked to be a part of our client’s planning for its entire offshore strategy. Currently, we have a team of several hundred professionals dedicated to this client over multiple facilities.
Employees
      At May 1, 2005, we had a total of 3,712 employees, with 42 employees at our headquarters in Los Angeles, five field sales representatives in the United States and 3,665 employees in the Philippines. We had 3,421 employees in operations, 95 employees in sales and marketing, 63 employees in information technology and 133 employees in administration and executive management. None of our employees are covered by a collective bargaining agreement. All of our employees sign confidentiality agreements. In addition, our employees in the Philippines sign employment agreements containing non-compete provisions. We consider our relations with our employees to be good.

Hiring and Recruiting
      We recognize that our professionals are critical to the success of our business as a majority of our support and service efforts involve direct interaction with customers. We believe the tenure and productivity of our professionals are directly related. Attracting, hiring, training and retaining our professionals is one of our major areas of focus. Nearly all of our Philippine-based professionals are college educated. We pay our professionals competitive wages and offer a benefits program which includes comprehensive medical, dental and life insurance, meal allowance, overtime pay and paid time off, as well as a variety of employee incentives. Additionally, in a compensation component uncommon for the Philippine labor market, we award stock options to most of our tenured professionals, which are subject to vesting based on continued service. In 2004, we achieved an annual voluntary turnover rate for regularized employees of approximately 13%, which reflects the percentage of our total workforce that left during 2004 on a voluntary basis after completing their six-month probationary period. Our total turnover rate for 2004 was higher. This figure reflects the percentage of our total workforce that left during 2004 on a voluntary basis after being trained by us and after completing their six month probationary period.
      We believe we have developed effective strategies and a strong track record in recruiting. We created software and processes, known as our Applicant Information Management System, to receive applications through the Internet and track the progress of our applicants. Successful candidates must undergo numerous tests and interviews before we extend offers for employment. In 2004, we received approximately 78,000 applications for employment and added just over 1,789 net new professionals to our workforce, which represents the difference between the number of employees we had at the end of the 2004 and the number with which we started at the beginning of the year. We also have an active employee referral program that provides us with a cost-effective way of accessing qualified potential employees.

Workforce Management
      We maintain a 24/7 workforce management team responsible for managing optimal staffing and service levels. This department is equipped with workforce management software and staffed by skilled operations analysts and a manager responsible for forecasting, analyzing, scheduling and monitoring our adherence to required service and staffing levels. We use trend analysis and client forecasts to staff appropriately in anticipation of volume variations. Depending on the level of service required by our clients, our customer management professionals may be assigned to a single client or may work for multiple clients. Our workforce management system has the following features:

•	full integration with our voice, e-mail and live web chat systems;

•	analytics and scenario-based forecasting and scheduling;

•	schedule adherence and event monitoring;

•	real-time reporting; and

•	online work schedule management.
Competition
      We believe that the principal competitive factors in our business include the ability to:

•	provide high quality professionals with strong customer interaction skills, including English language fluency with minimal accents;

•	offer cost-effective pricing of services;

•	deliver value-added and reliable solutions to clients;

•	provide industry specific knowledge and expertise;

•	generate revenues for clients; and

•	provide a technology platform that offers a seamless customer experience.
      We believe that we compete effectively on all of these factors. In providing outsourcing services to U.S.-based clients, we believe the location from which services are performed is also a competitive factor. However, concerns over political or public relations consequences from offshore outsourcing in the United States may result in a reversal or slowing of industry trends toward offshore outsourcing and impair our ability to compete in our markets. U.S. companies may use domestic providers of outsourcing services or keep additional work in-house, despite the additional cost savings available through offshore providers of these services.
      The global BPO services companies with whom we compete include offshore BPO companies and U.S.-based outsourcing companies.

•	There are numerous BPO companies based in offshore locations such as India, the Philippines, China, Latin America, the Caribbean, Africa and Eastern Europe. Some of these companies offer services such as data entry, transcription and e-mail response that require minimal customer interaction by voice and therefore reduce the importance of English language skills and U.S. cultural affinity. These companies also may have greater financial, personnel and other resources, longer operating histories, more recognizable brand names and more established client relationships. Most of these companies compete with us primarily on price and are often able to offer lower costs to potential clients. We seek to position ourselves as a service-focused company, with a workforce attuned to U.S. culture and a focus on revenue generation for our clients.

•	We compete with several broad-based domestic outsourcing companies. These companies often have greater financial, personnel and other resources, longer operating histories, more recognizable brand names and more established client relationships. Although many of these companies have established, or are establishing, offshore operations, they generally have a large base of higher cost domestic operations. We position ourselves as a Philippine-based outsourcing provider, with high quality service offerings and a college-educated workforce. We also emphasize our significantly lower cost structure and our focus on client revenue generation.
      In customer management services, our principal competitors with operations in the Philippines include Sykes Enterprises, Convergys Corporation and TeleTech Holdings, each publicly traded U.S. companies, and eTelecare International, ClientLogic and Ambergris Solutions, each privately held companies. We expect that these outsourcing companies will expand their Philippine operations and that other companies will enter the Philippine outsourcing services market. We anticipate that this will increase the competition for outsourcing center professionals, particularly qualified middle and upper management candidates, and therefore increase the wages we must pay these professionals. In addition, increased outsourcing company activities in the Philippines may lead to price competition and put pressure on us to reduce our prices.
      In addition to our direct competitors, many companies choose to perform some or all of their customer care, technical support, collections and back office processes internally. Their employees provide these services as part of their regular business operations. Some companies have moved portions of their in-house customer management functions offshore, including to offshore affiliates. We believe our key advantage over in-house business processes is that we give companies the opportunity to focus on their core products and services while we focus on the specialized function of managing their customer relationships.
Sales and Marketing
      We market our services through our sales and marketing organization, which is divided into sales and marketing support, client development and client services.

Sales and Marketing Support
      Our sales and marketing support group is primarily responsible for increasing the awareness of our services in the marketplace and generating meetings with prospective clients through lead generation, sales calls, membership in industry associations, web-based marketing, public relations activity, attendance at trade shows and participation in industry conferences and events. Our sales and marketing support group also maintains contact with industry analysts and tracks competitor and industry information. These efforts allow us to stay abreast of trends in our target vertical industries. The sales and marketing support group also maintains a prospective client database, which is updated and used throughout the sales cycle from qualification of a prospective client to the execution of a negotiated contract. This group also pre-qualifies sales opportunities to increase the efficiency of our sales directors.

Client Development
      Our client development group consists of experienced sales directors responsible for initiating relationships and closing engagements with the prospective clients identified by our sales and marketing support group. This group uses specific industry expertise and knowledge of our service delivery capabilities to:

•	develop client relationships;

•	finalize sales proposals and assist in the negotiation and closing of new client engagements; and

•	develop and deliver pricing estimates for proposed client contracts.
      Sales directors work with our consulting services group to define the scope, deliverables, assumptions and execution strategies for a proposed client relationship and to build estimates, prepare pricing and margin analysis and finalize the sales proposal.

Client services
      After our sales directors have successfully closed an engagement with a new client, an account manager from our client services group is assigned to the client. Sales directors maintain high level client relationships. Account managers are primarily responsible for managing the day-to-day aspects of our client relationships, as well as expanding the existing relationships and assuring client satisfaction. They also develop a strong understanding of our clients’ business models and needs. Account managers work with our clients to identify potential new business opportunities, based on their assessment of the client and trends in their specific industry. Our sales directors and account managers work together as a team to understand and communicate our clients’ strategic business needs, to align our offerings and services to meet our clients’ long-term objectives and to help grow our relationships at multiple levels within our clients’ organizations.
Proprietary Rights
      Our principal intellectual property consists of the trademarks “PeopleSupport, Inc.”, “The Power of Experience,” and “Recovery with Respect” which are registered with the United States Patent and Trademark Office. We do not hold any patents and we do not have any other registered trademarks or copyrights. We do rely on proprietary software, including our “Intellicenter” reporting portal and the know-how of our management. To establish and protect our other intellectual property rights, we rely on common law protection of copyrights, trademarks, and trade secrets, as well as confidentiality agreements used during the course of business. We consider our business processes and implementation methodologies confidential, proprietary information constituting trade secrets. Customers and business partners sign a nondisclosure agreement requiring confidential treatment of our information. Our employees are also required to sign confidentiality agreements as a condition to their employment. We have non-compete agreements with our employees in the Philippines.
Regulation
      Our corporate legal department manages general corporate legal matters, including litigation management, contract and document preparation and review, regulatory and statutory compliance, collections, obtaining and maintaining multi-state licensing, bonding and insurance, and dispute and complaint resolution. We have attorneys based in Los Angeles and Manila, qualified in U.S. and Philippine law, respectively.
      Federal, state and international laws and regulations impose a number of requirements and restrictions on our business. For example, we are subject to the Fair Debt Collection Practices Act, which imposes numerous restrictions and obligations on our debt collection practices. Additionally, many states require a debt collector to apply for, be granted and maintain a license to engage in debt collection activities within the state. There are state and federal consumer protection laws that apply to our business, such as laws limiting telephonic sales or mandating special disclosures, and laws that apply to information that may be captured, used, shared and/or retained when sales are made and/or collections are attempted. State and federal laws also impose limits on credit account interest rates and fees, and their disclosure, as well as the time frame in which judicial actions may be initiated to enforce the collection of consumer accounts. There are numerous other federal, state, local and even international laws and regulations related to, among other things, privacy, identity theft, telephonic and electronic communications, sharing and use of consumer information, that apply to our business and to our employee’s interactions and communications with others. For example, the Federal Trade Commission’s Telemarketing Sales Rule applies a number of limitations and restrictions on our ability to make outbound calls on behalf of our clients and our ability to encourage customers to purchase higher value products and services on inbound calls. Similarly, the Telephone Consumer Protection Act of 1991, which among other things governs the use of certain automated calling technology, applies to calls to customers. Many states also have telemarketing laws that may apply to our business, even if the call originates from outside the state. Additionally, some of the laws directed toward credit originators, such as the Truth in Lending Act and the Fair Credit Billing Act, can affect our operations because our receivables were originated through credit transactions. These laws, among others, may give consumers a legal cause of action against us or may limit our ability to recover amounts owed with respect to the receivables.
      Federal and state regulators are empowered to examine and take enforcement actions for violations of these laws and regulations or for practices, policies or procedures they deem non-compliant, unfair, unsafe or unsound. Moreover, lawsuits may be brought by appropriate regulatory agencies, attorneys general and private parties for non-compliance with these laws and regulations. Accordingly, a failure to comply with the laws and regulations applicable to our business could have a material adverse effect on us.
      New consumer protection and privacy protection laws or regulations are likely to impose additional requirements on the enforcement of and recovery on consumer credit card or installment accounts, telephonic sales, Internet communications and other portions of our business. We cannot ensure that some of the receivables were not established as a result of identity theft or unauthorized use of credit and, accordingly, we will not be able to recover the amount of these and other defaulted consumer receivables. As a purchaser of defaulted consumer receivables, we may acquire receivables subject to legitimate defenses on the part of the consumer. In general, our account purchase contracts allow us to return to the debt seller certain defaulted consumer receivables that may not be collectible, due to these and other circumstances. Upon return, the debt sellers are required to replace the receivables with similar receivables or repurchase the receivables. These provisions limit, to some extent, our potential losses on such accounts.
Properties
      Our corporate headquarters are located at 1100 Glendon Ave., Suite 1250, Los Angeles, California 90024, where we lease approximately 11,007 square feet. This lease was renewed on January 13, 2005 and will expire on July 31, 2008.
      We also lease several facilities in Manila, including approximately 43,594 square feet of office space under a lease that expires on July 31, 2005; 57,421 square feet of office space under a lease that expires on April 15, 2007; and 27,478 square feet under a lease that expires on January 31, 2006. Additionally, we lease 43,852 square feet of office space in Cebu under leases that expire on November 30, 2008. In 2003, we signed a lease agreement relating to the PeopleSupport Center, a newly built-to-suit facility located in Makati City in Manila that is scheduled to commence operations in the second half of 2005. The leased facility consists of approximately 162,000 rentable square feet of office space and 146 parking spaces. The facility will serve as PeopleSupport’s regional headquarters in the Philippines and its principal outsourcing facility. We do not expect any interruption of our services in connection with the migration of our systems to our new facility. We believe these facilities and additional or alternative space available to us will be adequate to meet our needs in the near term.
Legal Proceedings
      From time to time, we are involved in various legal proceedings, which are incidental to the ordinary course of our business. We do not believe that these routine matters, individually or in the aggregate, are material to our business or financial condition.

MANAGEMENT
Executive Officers and Directors
      The following table shows information about our executive officers and directors:

Name	Age	Position(s)

Lance Rosenzweig	42	President, Chief Executive Officer and Chairman of the Board
Caroline Rook	47	Chief Financial Officer
Rainerio Borja	43	President of PeopleSupport (Philippines) and Vice President of Global Operations
Parham Farahnik	37	Vice President of Sales and Marketing
Rowena Ricafrente	35	Vice President of Global Human Resources
Adam Berger(1)(2)	41	Director
C. Larry Bradford(1)(3)	68	Director
Michael Edell(1)(2)	41	Director
George Ellis(1)	56	Director
Michael Song(2)	37	Director
William Quigley(3)	40	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee
      Lance Rosenzweig, one of our founders, has served as our Chairman of the Board of Directors since our inception in 1998. He has also served as our Chief Executive Officer since March 2002. Prior to joining us, from 1993 to 1997, Mr. Rosenzweig was a founder, Chairman and President of Newcastle Group, a privately held plastics manufacturing company. In 1993, Mr. Rosenzweig was a founder of Unisite, a privately held wireless cell site management company, which was acquired by American Tower in 2000 for over $200 million. Prior to 1993, Mr. Rosenzweig was a divisional Vice President at GE Capital, a Vice President in the investment banking group of Dean Witter (now Morgan Stanley), a Vice President in the investment banking group of Capel Court Pacific, an Australian investment banking firm, and a corporate planning manager of Jefferson Smurfit Corp., a multinational packaging company. Mr. Rosenzweig has 17 years of executive leadership experience with start up and established companies. Mr. Rosenzweig has an M.B.A. in marketing, finance and information technology from Northwestern University’s Kellogg School of Management and a Bachelor of Science degree in Industrial Engineering, with Tau Beta Pi honors, from Northwestern University.
      Caroline Rook has served as our Chief Financial Officer since June 2002. Prior to joining us, from June 2000 to June 2002, Ms. Rook was Corporate Leader Financial Operations of Acxiom Corporation, a publicly traded technology company based in Little Rock, Arkansas that provides information management solutions. Prior to joining Acxiom, Ms. Rook was at Sterling Software, Inc., where she served as Vice President of Finance in the Business Intelligence Group and for two divisions. Ms. Rook has over 20 years of financial experience. Ms. Rook has a Bachelor of Science degree in Computation from the University of Manchester Institute of Science and Technology (England) and is a Fellow of the Institute of Chartered Accountants in England and Wales.
      Rainerio Borja has served as our President of PeopleSupport Philippines since May 2000 and Vice President of Global Operations since March 2003. Prior to joining us, from August 1999 to April 2000, Mr. Borja was the Director of Professional Services and Support — Asia/ Pacific, for Epicor Corporation, a publicly traded software company. Prior to joining Epicor Corporation, from March 1998 to May 1999, Mr. Borja was Regional Services Director for Danka Corporation, a publicly traded digital imaging company.

Prior to joining Danka Corporation, Mr. Borja held several management positions with Unisys Corporation throughout the Asia/ Pacific region for over 10 years where he was responsible for running the Asia/ Pacific Training Center, the Advanced Systems Support Group and its Regional Consulting Organization. Mr. Borja’s last position with Unisys was as Director of Services and Support, Global Customer Services. Mr. Borja has over 14 years of experience managing large-scale customer service, IT support and consulting organizations within the Asia/ Pacific region. Mr. Borja has a Bachelor of Science in Commerce from De La Salle University.
      Parham Farahnik has served as our Vice President of Sales and Marketing since January 2003. From December 1998 to June 2003, Mr. Farahnik served as our National Accounts Manager and Director of Sales. Prior to joining us, from February 1997 to November 1998, Mr. Farahnik was a Sales Executive for a privately held packaging manufacturing company based in Los Angeles, where he was also a founder and Vice President of Sales from January 1991 to February 1997. Mr. Farahnik has over 10 years of sales and management experience and a Bachelor of Science degree from California State University, Northridge with an emphasis in Business Marketing.
      Rowena Ricafrente, People Support’s Vice President of Global Human Resources since April 2005, has over 11 years of human resource experience. She joined PeopleSupport as Manager of Human Resources when the company started its Philippine operations in 2000. Prior to PeopleSupport, from June 1997 to March 2000, Ms. Ricafrente was a consultant for ZMG Signium Ward Howell, Philippines, where she engaged in executive searches and human resource consulting. Ms. Ricafrente’s other assignments included US management positions in the Human Resources department at the Good Guys, a consumer electronics retail chain, from June 1996 to April 1997, and at the University of California at San Francisco, from February 1994 to May 1996. Ms. Ricafrente graduated cum laude from the University of Philippines with a Bachelor of Science degree in Psychology.
      Adam Berger has served as one of our directors since January 2003. Since June 1999, Mr. Berger has been President and Chief Executive Officer of WeddingChannel.com, a privately held company. Prior to joining WeddingChannel.com, from August 1994 to November 1998, Mr. Berger was President of The Franklin Mint, a global direct marketer and retailer of collectibles. Prior to joining The Franklin Mint, from August 1991 to July 1994, Mr. Berger was a consultant with Boston Consulting Group. Mr. Berger began his career with The Procter and Gamble Company in Cincinnati, holding various line management positions in product development and brand management. Mr. Berger has an M.B.A. with distinction from the Harvard Business School and a Bachelor of Science in Chemical Engineering from the University of California at Berkeley.
      C. Larry Bradford has served as one of our directors since May 1999. Prior to joining us, from November 1992 to November 1994, Mr. Bradford was Vice President of Sales and Marketing for Jefferson Smurfit Group, a multinational packaging company. From February 1991 to October 1992, Mr. Bradford served as Vice President of the Container Division at Jefferson Smurfit and, from January 1983 to January 1991, he was Vice President of the Folding Carton and Boxboard Mill Division. Prior to joining Jefferson Smurfit, Mr. Bradford was a Vice President at Potlatch Corporation, a publicly traded forest products company. Mr. Bradford has a Bachelors of Science degree from St. Louis University with an emphasis in Electrical Engineering and served as a Lieutenant in the Air Force National Guard.
      Michael Edell has served as one of our directors since June 2002. Mr. Edell is currently the President and Chief Executive Officer of Warehouse Auction Centers, Inc., a privately held online e-commerce site for collectible items, and is General Partner of Warp Nine Partners, LLC, a real estate partnership. From September 1983 to February 2003, Mr. Edell was the President and Chief Executive Officer of eLabor.com, a privately held technology company that developed workforce management software and was acquired by ADP in 2003.
      George H. Ellis joined our board of directors in October 2004, following our initial public offering. Since October 2001, Mr. Ellis has been Chairman and Chief Executive Officer of SoftBrands, Inc., a global supplier of enterprise-wide software, and its predecessor, AremisSoft Corporation, which was reorganized under Chapter 11 of the U.S. Bankruptcy Code in August 2002. Mr. Ellis joined AremisSoft as Chief Executive

Officer to facilitate its reorganization. Mr. Ellis also served on the board of directors of AremisSoft from April 1999 to February 2001. Prior to his appointment as Chairman and Chief Executive Officer of AremisSoft, from February 2000 to October 2001, Mr. Ellis was Executive Vice President and Chief Operating Officer of the Communities Foundation of Texas. Prior to joining the Communities Foundation of Texas, Mr. Ellis was a founder and Managing Director of Chaparral Ventures, Ltd., a Dallas based venture capital firm focused on electronic commerce investments. Prior to joining Chaparral Ventures, Mr. Ellis was Chief Financial Officer of Sterling Software, Inc. Mr. Ellis is a Certified Public Accountant and an attorney in the State of Texas. Mr. Ellis has a Bachelor of Science in Accounting from Texas Tech University and a Juris Doctor from Southern Methodist University. Mr. Ellis serves on the boards of directors of Neon Systems, Inc. and New Systems, Inc., each of which is a publicly traded company.
      Michael Song has served as one of our directors since July 1999. Since October 1999, Mr. Song has been a partner of Rustic Canyon Partners, a venture capital firm with approximately $700 million in committed capital. Prior to joining Rustic Canyon Partners, from January 1997 to October 1999, Mr. Song was director of corporate investments with the Times Mirror Company, overseeing its venture capital investments. Prior to joining Times Mirror, from August 1994 to December 1996, Mr. Song was a consultant with Boston Consulting Group, where he focused on online financial services, high technology and aerospace. Prior to joining Boston Consulting Group, from April 1993 to April 1994, Mr. Song was an investment banking associate at Lehman Brothers. Mr. Song has an M.B.A. with distinction from the Wharton School of Business, and a Bachelor of Arts degree, magna cum laude, in International Relations from Brown University. Mr. Song serves on behalf of Rustic Canyon Partners on our board of directors and the board of directors of TrueAdvantage, Intrepid Learning Solutions and MediaSpan Group, all privately held companies.
      William Quigley has served as one of our directors since July 1999. Mr. Quigley is currently a Managing Director at Clearstone Venture Partners, a venture capital firm with over $450 million in committed capital. Prior to joining Clearstone Venture Partners in April 1999, from May 1997 to March 1999, Mr. Quigley was at Mid-Atlantic Venture Funds, a venture capital firm with approximately $200 million in committed capital, where he invested in early stage software, equipment and service companies. Prior to joining Mid-Atlantic Venture Funds, from June 1990 to December 1995, Mr. Quigley held a variety of business planning and operational roles at The Walt Disney Company. Prior to joining Disney, Mr. Quigley was a Senior Consultant with Arthur Andersen’s Financial Services Group. Mr. Quigley has an M.B.A., with distinction, from Harvard Business School and a Bachelor of Science, with honors, from the University of Southern California. Mr. Quigley is a Kauffman Fellow and serves on behalf of Clearstone Venture Partners on our board of directors and the boards of directors of AOptix Technologies, Crimson Microsystems, Meru Networks and Phasebridge, all privately held companies.
Board of Directors
      Our board of directors currently consists of seven members. The board of directors is divided into three classes, each serving staggered three-year terms:

•	Our Class I directors include Michael Song and William Quigley, and their term will expire at the annual meeting of stockholders to be held on June 27, 2005;

•	Our Class II directors include Adam Berger and George Ellis, and their term will expire at the annual meeting of stockholders to be held in 2006; and

•	Our Class III directors include C. Larry Bradford, Michael Edell and Lance Rosenzweig, and their term will expire at the annual meeting of stockholders to be held in 2007.
      As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors
      Our Board of Directors has appointed an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Board has determined that each director who serves on these committees is “independent,” as that term is defined by applicable listing standards of The Nasdaq Stock Market and SEC rules.

Audit Committee
      The members of the audit committee are C. Larry Bradford, Michael Edell, and George Ellis (Chairman). The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy it that the accountants are independent of management. The audit committee held two meetings in 2004. The Board of Directors adopted a written Audit Committee charter, a copy of which is attached as Appendix B to the proxy statement filed with the SEC on April 29, 2005.

Compensation Committee
      The members of the compensation committee are Adam Berger, Michael Edell (Chairman), and Michael Song. The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. The compensation committee held one meeting in 2004.

Nominating and Corporate Governance Committee
      The members of the nominating and corporate governance committee are Adam Berger, C. Larry Bradford (Chairman), and William Quigley. The nominating and corporate governance committee makes recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee oversees our corporate governance guidelines and report and makes recommendations to the board concerning corporate governance matters. The nominating and corporate governance committee held two meetings in 2004. The written Nomination and Corporate Governance Committee charter is attached as Appendix A to the proxy statement filed with the SEC on April 29, 2005.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or the compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. None of our employees or current or former officers are members of our compensation committee.
Director Compensation
      All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings. Our non-employee, or outside, directors are entitled to receive an annual cash fee of $15,000. In addition, the chair of our audit committee receives $10,000, the chairs of our compensation committee and nominating and corporate governance committee receive $5,000, and all other committee members receive $2,500. All cash payments to directors are made quarterly in arrears.
      Our non-employee directors also received options to acquire 20,000 shares of our common stock that were granted upon the closing of our initial public offering, which options vest quarterly over three years. The per share exercise price of these options is $6.80. In addition, each non-employee director will receive an automatic grant of options to acquire 5,000 shares of our common stock on the first business day following each anniversary of the completion of our initial public offering on October 6, 2004. The annual automatic grant will vest quarterly, in equal installments, over a one year period.
Executive Compensation
      The following table sets forth information regarding the compensation we paid to our chief executive officer and each of our other four most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to us in 2002, 2003 and 2004. We refer to these individuals as our “named executive officers.”
Summary Compensation Table

					Long-Term
	Annual Compensation(1)				Compensation

				Other Annual	Securities
				Compensation	Underlying
Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	($)(2)(3)	Options

Lance Rosenzweig	2004	275,000	239,484	2,830,325	54,745
President, Chief Executive Officer	2003	228,242	93,750	14,843	—
and Secretary	2002	170,865	45,509	—	—
Caroline Rook	2004	200,000	59,000	627,725	—
Chief Financial Officer	2003	180,769	30,000	—	36,496
	2002	90,865	7,000	—	91,240
Rainerio Borja	2004	235,723	46,000	313,852	—
President of PeopleSupport Philippines and	2003	204,905	47,417	—	54,745
Vice President of Global Operations	2002	162,500	50,000	68,488	21,897
Parham Farahnik	2004	175,000	129,571	376,635	—
Vice President of Sales & Marketing	2003	151,442	65,476	181,020	54,744
	2002	125,000	5,000	207,569	7,299
Vahid Shariat	2004	150,000	14,500	251,090	18,248
Vice President of Information Technology
Abolfath Hossein(4)	2003	187,961	19,700	—	—
Former Chief Information Officer	2002	155,577	15,000	—	29,197

(1)	In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such named executive officer’s total annual compensation.

(2)	For Mr. Borja, other annual compensation represents transportation and housing perquisites, and amounts reimbursed during the fiscal year for payment of taxes. For Mr. Farahnik, other annual compensation represents sales commissions. For Mr. Rosenzweig, other annual compensation represents fringe benefits.

(3)	In accordance with the terms of our management incentive compensation plan, senior management and other key employees received one-time payments based on a formula determined by the net proceeds received by us and selling stockholders in connection with our initial public offering. Under the terms of our management incentive compensation plan, our executive officers received the following payments during October 2004, respectively: Lance Rosenzweig, $2,824,760; Caroline Rook, $627,725; Parham Farahnik, $376,635; Rainerio Borja, $313,852 and Vahid Shariat $251,090.

(4)	Mr. Hossein served as our Chief Information Officer until he resigned in December 2003. Following Mr. Hossein’s resignation, Mr. Shariat, our Vice President of Information Technology, assumed the responsibilities previously held by Mr. Hossein.

Option Grants in Last Fiscal Year.

      The following table presents all individual grants of stock options during the year ended December 31, 2004 to each of the named executive officers. We have not granted any stock appreciation rights.

	Individual Grants				Potential Realizable
Value at Assumed
	Number of	% of Total			Annual Rates of
	Securities	Options			Stock Price Appreciation
	Underlying	Granted to	Exercise		for Option Term(4)
	Options	Employees	Price per	Expiration
Name	Granted(1)	in 2004(2)	Share(3)	Date	5%	10%

Lance Rosenzweig	54,745	11.9%	$0.41	1/30/2014	$866,618	$1,393,239
Caroline Rook	—	—	—	—	—	—
Rainerio Borja	—	—	—	—	—	—
Parham Farahnik	—	—	—	—	—	—
Vahid Shariat	18,248	4.0	0.41	1/30/2014	288,867	464,405

(1)	Represents options we granted to our named executive officers under our 1998 Stock Option Plan.

(2)	Based on options to purchase an aggregate of 460,201 shares of common stock granted during the fiscal year ended December 31, 2004.

(3)	The options were granted prior to our initial public offering under our 1998 Stock Option Plan at exercise prices, as determined by our board of directors. Prior to our initial public offering, the board considered various factors in determining the value of our common stock. The primary factors the board considered included our financial condition and business prospects, operating results, the senior rights, preferences and privileges of our preferred stock, the absence of a market for our common stock and the risks normally associated with investments in companies engaged in similar businesses.

(4)	The potential realizable value is calculated based on the term of the option at its time of grant, which is ten years. This value is net of exercise prices and before taxes, and is based on our adjusted closing stock price of $9.97 per share on December 31, 2004 and the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until their expiration date. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Option Exercises and Year-End Option Values
      The following table sets forth, with respect to the named executive officers, the number of shares acquired and the value realized, if any, upon exercise of stock options during fiscal 2004 and the exercisable and unexercisable options held by them as of December 31, 2004. The value of unexercised in-the-money options represents the total gain which would be realized if all in-the-money options held at December 31, 2004 were exercised, and is determined by multiplying the number of shares underlying the options by the difference between our adjusted closing stock price of $9.97 on December 31, 2004 and the per share option exercise price.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
	Number of		Options at		Options at
	Shares		December 31, 2004		December 31, 2004 ($)(2)
	Acquired	Value
Name	on Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Lance Rosenzweig	—	$—	—	54,745	$—	$523,362
Caroline Rook(4)	66,148	479,450	—	61,588	—	588,781
Rainerio Borja(6)	—	—	48,812	49,728	362,850	475,400
Parham Farahnik(5)	58,317	418,496	—	42,048	—	401,979
Vahid Shariat(3)	—	—	23,852	26,201	261,280	250,472

(1)	Value realized is calculated by subtracting the aggregate exercise price of the options exercised from the aggregate market value of the shares of common stock acquired on the date of exercise. For options exercised prior to our initial public offering, the market value of shares has been calculated on the basis of the price at which our common stock was sold in our initial public offering ($7.00 per share).

(2)	The value of unexercised options is calculated by subtracting the aggregate exercise price of the options from the aggregate market value of the shares of common stock subject thereto as of December 31, 2004.

(3)	On March 1, 2005, Vahid Shariat exercised options to purchase 24,038 shares of common stock at a weighted average exercise price of $1.20. The value realized from this exercise, using the closing stock price on March 1, 2005, was $225,562.

(4)	On April 5, 2005, Caroline Rook exercised options to purchase 7,984 shares of common stock at an average exercise price of $0.41. The value realized from this exercise, using the closing stock price on April 5, 2005, was $63,792.

(5)	On April 19, 2005, Parham Farahnik exercised options to purchase 5,170 shares of common stock at an average exercise price of $0.41. The value realized from this exercise, using the closing stock price on April 19, 2005, was $40,274.

(6)	On April 22, 2005, Caroline Rook exercised options to purchase 2,661 shares of common stock at an average exercise price of $0.41. The value realized from this exercise, using the closing stock price on April 22, 2005, was $21,820.

(7)	On April 25, 2005, Rainerio Borja exercised options to purchase 33,302 shares of common stock at an average exercise price of $0.41. The value realized from this exercise, using the closing stock price on April 19, 2005, was $273,409.

(8)	On April 27, 2005, Lance Rosenzweig exercised options to purchase 15,967 shares of common stock at an average exercise price of $0.41. The value realized from this exercise, using the closing stock price on April 27, 2005, was $129,971.

Employee Benefit Plans

1998 Stock Option Plan
      Our board of directors and stockholders adopted our 1998 stock option plan in August 1998.
      As of May 27, 2005, no shares of common stock remained available for future issuance under our 1998 stock option plan. As of May 27, 2005, options to purchase a total of 791,521 shares of common stock that were granted under the 1998 stock option plan remained outstanding and were exercisable at a weighted average exercise price of $1.42 per share.
      We last granted options under our 1998 stock option plan in April 2004, and no shares of our common stock remain available for future issuance under the 1998 stock option plan. Shares that are subject to options that expire, terminate or are cancelled, that are forfeited or as to which options have not been granted under the 1998 stock option plan became or will become available for issuance under our 2004 stock incentive plan.
      The 1998 stock option plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees (including officers and employee directors) and the granting of non-qualified stock options to employees, officers, directors (including non-employee directors) and consultants. Our 1998 stock option plan has been administered by our board of directors and our compensation committee. The plan provides the administrator with the authority to determine the term of option (which may not exceed 10 years, or five years in the case of an incentive stock option granted to a stockholder holding more than 10% of the voting shares of our company). To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000, any such excess options would be treated as non-qualified stock options.
      No option may be transferred by the optionee other than by will or laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee or the optionee’s guardian or legal representative. The plan provides that in the event of a change in control, 25% of the unvested shares covered by each outstanding option granted under the plan will immediately vest in full and become exercisable.
      The 1998 and 2004 stock option plans provide that in the event of a recapitalization, stock split or similar capital transaction, we will make appropriate adjustments in the number of shares covered by outstanding options and the exercise price of outstanding options. If we are a party to a merger or reorganization, outstanding options granted under the plan will be subject to the agreement of merger or reorganization.

2004 Stock Incentive Plan
      Our 2004 stock incentive plan was adopted by our board of directors in July 2004, and following stockholder approval became effective upon the completion of our initial public offering. The 2004 stock incentive plan is administered by our board of directors or the compensation committee of the board. The 2004 stock incentive plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants. The board of directors will be able to amend or modify the 2004 stock incentive plan at any time, with stockholder approval, if required.
      900,000 shares of common stock are authorized for issuance under the 2004 stock incentive plan. However, no participant in the 2004 stock incentive plan can receive option grants, restricted shares, stock units, or stock appreciation rights for more than 180,000 shares total in any calendar year, or for more than 720,000 shares total in the first year of service. The number of shares reserved for issuance under the 2004 stock incentive plan will be increased on the first day of each fiscal year during the term of the plan, beginning January 1, 2006 by the lesser of 1,100,000 shares, 4% of our outstanding common stock on the last day of the immediately preceding fiscal year, or a number of shares determined by the board of directors. As of May 27, 2005, options to purchase a total of 409,039 shares of our common stock were outstanding under our 2004 stock option plan at a weighted average exercise price of $9.67 per share.
      In addition, all shares available for issuance under our 1998 stock incentive plan that ceased to be available for future grant under that plan upon completion of our initial public offering instead became available for issuance under the 2004 stock incentive plan. This includes shares subject to outstanding options under our 1998 stock incentive plan that expire, terminate or are cancelled before being exercised, and unvested shares that are forfeited pursuant to that plan.
      As of May 27, 2005, options to purchase a total of 1,382,563 shares of our common stock were authorized for future grants, including options that were previously available for grant under our 1998 plan.
      Under the 2004 stock incentive plan:

•	We expect that options granted to optionees other than outside directors will generally vest over four years, with 25% of the shares vesting one year after the date of grant if the optionee is then in service to the company, and as to the remaining 75% of the shares each month thereafter in equal monthly installments for 36 months, upon the optionee’s completion of each month of service.

•	Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. An outside director will be granted automatically an initial option to purchase 20,000 shares upon first becoming a member of our board of directors. The initial option vests quarterly over three years. Each outside director who was a member of the board of directors upon completion of our initial public offering received a nonstatutory option to purchase 20,000 shares upon completion of our initial public offering. These options vest quarterly over a three year period. On the first business day following each anniversary of the completion of our initial public offering, each outside director will be automatically granted a nonstatutory option to purchase 5,000 shares of our common stock, provided the director has served on our board for at least nine months. Each annual option to outside directors shall vest and become exercisable quarterly, in equal quarterly installments, over a one year period. The options granted to outside directors have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to an acquisition or similar change of control.

•	Generally, if we merge with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•	The plan terminates ten years after its initial adoption, unless earlier terminated by the board. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

2004 Employee Stock Purchase Plan
      Our 2004 employee stock purchase plan was adopted by our board of directors in July 2004. A total of 225,000 shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the employee stock purchase plan will be increased on the first day of each of our fiscal years from 2006 through 2014 by the lesser of 400,000 shares, 1.25% of our outstanding common stock on the last day of the immediately preceding fiscal year, or a number of shares determined by the board of directors.
      Our 2004 employee stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be administered by our board of directors or by the compensation committee of the board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2004 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single purchase period is 1,000 shares.
      The 2004 employee stock purchase plan will be implemented by a series of overlapping offering periods of 24 months’ duration, with new offering periods, other than the first offering period, beginning in May and November of each year, except as otherwise determined by our board of directors. Purchase periods for our 2004 employee stock purchase plan will each have a duration of nine months, unless otherwise determined by our board of directors. During each purchase period, payroll deductions will accumulate, without interest. On the last day of each purchase period, accumulated payroll deductions will be used to purchase common stock. The initial purchase period is expected to begin on                    and end                     , 2005.
      The purchase price will be equal to the fair market value less a determined percentage per share of common stock on either the first trading day of the offering period or on the last trading day of the purchase period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in the 2004 employee stock purchase plan ends automatically on termination of employment with us. Immediately before an acquisition of our company or similar change of control, the offering period and purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2004 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the acquisition or other change of control arrangement. There has been no stock option activity to date associated with the 2004 employee stock purchase plan.

401(k) Plan
      We have a Section 401(k) Retirement Savings Plan. The 401(k) plan is a tax-qualified retirement plan limited to our regular U.S. employees, which constitute a small percentage of our overall workforce. Under the 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan. In addition, at the discretion of our board of directors, we may make employer contributions into the 401(k) plan for all eligible employees which would be allocated on the basis of compensation.

Other Compensation Plan
      Effective July 2002, our board of directors and stockholders approved a plan under which we are obligated to make payments to senior management and other key employees upon completion of certain significant transactions, including an initial public offering of our common stock. At the time we adopted this plan, we were experiencing continuing operating losses and were engaged in ongoing expense reduction efforts including completing our move to the Philippines. We did not believe common stock options provided sufficient incentive for management due to the nominal value of our common stock relative to the preferred stock held by our investors.
      We adopted the plan in order to incentivize management to reverse our losses and build stockholder value and to attract new management talent. Under the plan, we were obligated to make payments to senior management and other key employees based on a formula calculated as a fraction of the net offering proceeds received by us and selling stockholders in our initial public offering. We made payments of $4.8 million to senior management and other key employees upon the closing of our initial public offering on October 6, 2004. We intend to make payments of $0.8 million over time to key employees and personnel based on continued service or other performance criteria. Additionally, we made payments of $0.5 million under the plan to senior management and other key employees in connection with the sale of 603,000 additional shares on October 25, 2004 pursuant to the exercise of an over-allotment option granted to the underwriters of our initial public offering. We also intend to pay to key employees and personnel $0.2 million over time based on continued service or other performance criteria in connection with the sale of these additional shares. No other payments will be made under our management incentive compensation plan.
Employment Contracts, Termination of Employment and Change in Control Arrangements
      We entered into an agreement with Ms. Caroline Rook, under which Ms. Rook is entitled to receive severance payments equal to six months’ base salary in the event we undergo a change in control and Ms. Rook’s employment is terminated without cause within six months of the change in control.
      Our 1998 and 2004 stock option plans provide that our directors, officers and key employees will be able to purchase the lesser of 25% of the shares subject to their option grant or the number of shares subject to their option grant that are then unvested, upon certain changes in control or upon termination without cause within six months after a change in control. Changes in control include any of the following: the merger, consolidation, other reorganization, with or into, or the sale of all or substantially all of our assets.
Limitation on Liability and Indemnification of Directors and Officers
      Our amended and restated certificate of incorporation contains provisions that limit or eliminate the personal liability of directors to us or our stockholders for monetary damages for breach of fiduciary duties, except liability for any of the following acts:

•	breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchase or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      Our amended and restated bylaws also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may advance expenses to our directors and officers in connection with a legal proceeding before its final disposition, subject to the requirements of Delaware law; and

•	the rights provided in our bylaws are not exclusive.
      Our bylaws also permit us to purchase and maintain insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her service to us.

      In October and November 2004, we entered into separate indemnification agreements with each of our directors and certain of our officers. These indemnification agreements may require us, among other things, to indemnify our directors and certain of our officers for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors, officers or employees or any of our subsidiaries. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and officers. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification. We also maintain directors’ and officers’ liability insurance.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Sale of Preferred Stock
      Since January 1, 2004, we have issued and sold the securities listed below in connection with the following private financing transactions:

•	In April 2004, we issued 24,635 shares of Series B convertible preferred stock upon exercise of a warrant held by C. Larry Bradford, one of our board of directors, for aggregate consideration of $67,500. Based on an initial offering price of $7.00 per share, the aggregate value of the shares sold to Mr. Bradford was $172,445.

•	In June 2004, we issued 1,015,205 shares of Series B convertible preferred stock upon exercise of warrants, including 495,223 shares to Rustic Canyon Partners, L.P., a five percent stockholder, for aggregate consideration of $2.0 million paid in the form of a cashless exchange of shares underlying warrants valued at $8.52 per share; and 495,222 shares to Clearstone Venture Partners, a five percent stockholder, for aggregate consideration of $2.0 million paid in the form of a cashless exchange of shares underlying warrants valued at $8.52 per share. Based on an initial offering price of $7.00 per share, the aggregate value of all such shares issued in June 2004 was $7,106,435. The aggregate value of the shares issued to Rustic Canyon was $3,466,561 and the aggregate value of the shares issued to Clearstone Venture Partners was $3,466,554.
      All shares of our previously issued preferred stock were converted into an equal number of common stock upon completion of our initial public offering.
Transactions with Management and Our Principal Stockholders
      In April 2004, we repurchased 547,445 shares of our common stock from David Nash, one of our founders, for $2.47 per share for a total purchase price of $1.35 million. Mr. Nash left our employ in April 2000 and has not served with us as an officer, director, consultant or in any other capacity since his departure. The repurchase was a privately negotiated transaction between the parties. Before the sale of these shares to us, Mr. Nash owned more than five percent of our outstanding common stock.
      We became obligated to pay $5.6 million under our management incentive compensation plan to senior management and other key employees in connection with our initial public offering, of which amount we paid $4.8 million (or 85%) upon completion of the offering and we intend to pay $0.8 million (or 15%) over time after the offering based on continued service or other performance criteria. The $0.8 million is reflected as a long-term liability, offset by an asset for the deferred compensation costs.
      Our executive officers received one-time payments based on a formula determined by the net proceeds received by us and the selling stockholders in our initial public offering. The executive officers received the following payments: Lance Rosenzweig, $2,824,760; Caroline Rook, $627,725; Parham Farahnik, $376,635; Rainerio Borja, $313,852; Vahid Shariat, $251,090; and Patricia Sarro, $125,545.
      We have entered into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Registration Rights
      We have entered into an investors’ rights agreement with each of the purchasers of preferred stock listed above. Under this agreement, these and other stockholders are entitled to registration rights with respect to their shares of common stock issuable upon the conversion of their convertible preferred stock. For additional information, see “Description of Capital Stock — Registration Rights.”
PRINCIPAL STOCKHOLDERS
      The following table sets forth certain information as of May 27, 2005, as to shares of our common stock beneficially owned by: (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each of our named executive officers listed in the Summary Compensation Table, (iii) each of our directors and (iv) all our directors and executive officers as a group. Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o PeopleSupport, Inc., 1100 Glendon Avenue, Suite 1250, Los Angeles, California 90024.
      We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.
      The percentage of common stock beneficially owned is based on 18,190,138 shares outstanding as of May 27, 2005. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days after May 27, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned

Name and Address of Beneficial Owner	Number	Percentage

5% Stockholders:
Rustic Canyon Partners, LP(1)	1,085,676	5.97%
Clearstone Venture Partners(2)	714,819	3.93%
Benchmark Capital Partners IV, L.P.(3)	1,331,840	7.32%
Deephaven Capital Management LLC(4)	1,233,424	6.78%
Wasatch Advisors, Inc.(5)	937,700	5.15%
Directors and executive officers:
Lance Rosenzweig(6)	1,046,759	5.75%
Adam Berger(7)	7,405	*
C. Larry Bradford(8)	294,280	1.62%
Michael Edell(9)	20,686	*
William Quigley(10)	720,397	3.96%
Michael Song(11)	1,089,009	5.99%
George Ellis(12)	5,000	*
Caroline Rook(13)	84,777	*
Rainerio Borja(14)	42,990	*
Parham Farahnik(15)	72,838	*
Rowena Ricafrente(16)	757	*
All directors and officers as a group (11 persons)(17)	3,385,398	17.31%

*	Less than 1.0%

(1)	Represents shares held by Rustic Canyon Ventures, LP. As a partner of Rustic Canyon Ventures, LP, Michael Song exercises voting and/or investment powers for the shares held by Rustic Canyon Ventures, LP. Although Mr. Song may be deemed to be the beneficial owner, Mr. Song disclaims beneficial ownership of the shares owned by the above entity. The address for Rustic Canyon Ventures, LP is 2425 Olympic Boulevard, Suite 6050 West, Santa Monica, CA 90404.

(2)	Represents shares held by Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. Clearstone Venture Partners I-A, L.P. owns 114,216 shares. Clearstone Venture Partners I-B, L.P. owns 600,603 shares. Bill Elkus and Bill Gross share voting and/or investment powers for the shares held by the above entities. Although Mr. Elkus and Mr. Gross may be deemed to be the beneficial owners, Mr. Elkus and Mr. Gross each disclaim beneficial ownership of the shares owned by the above entities. William Quigley is not a voting member of the General Partner of Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. However, as a Managing Director of Clearstone Venture Partners, Mr. Quigley may influence voting and/or investment decisions for the shares held by Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. Although Mr. Quigley may be deemed to be the beneficial owner, Mr. Quigley disclaims beneficial ownership of the shares owned by the above entity. The address for Clearstone Venture Partners, LP is 1351 Fourth Street, Santa Monica, CA 90401.

(3)	Represents shares held by Benchmark Capital Partners IV, L.P., as nominee for Benchmark Capital Partners L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders’ Fund IV-B, L.P., Benchmark Founders’ Fund IV-X, L.P., and related individuals. Steve Spurlock exercises voting and/or investment powers for the shares held by the above Benchmark entities. Although Mr. Spurlock may be deemed to be the beneficial owner, Mr. Spurlock disclaims beneficial ownership of the shares owned by the above entities. The address for Benchmark Capital Partners IV, L.P. is Suite 200, 2480 Sand Hill Road, Menlo Park, California 94025.

(4)	The address for Deephaven Capital Management, LLC is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305.

(5)	The address for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Suite 400, Salt Lake City, UT 84111.

(6)	Includes 27,372 shares of our previously outstanding Series A convertible preferred stock which were converted into an equal number of shares of common stock on October 6, 2004. Includes 182,481 shares of common stock held by the Rosenzweig 2004 Irrevocable Trust 1 of which Mr. Rosenzweig is a trustee, and 3,649 shares of common stock held by C/ F Rebecca Rosenzweig CA UGMA, of which Mr. Rosenzweig is a trustee. Includes options to purchase 3,422 shares of our common stock that are exercisable immediately or within 60 days of May 27, 2005.

(7)	Includes options to purchase 7,405 shares of our common stock that are exercisable immediately or within 60 days of May 27, 2005.

(8)	Includes 188,866 shares of our previously outstanding Series A convertible preferred stock and Series B convertible preferred stock that were converted into an equal number of shares of common stock on October 6, 2004. Also includes options to purchase 105,414 shares of our common stock that are exercisable immediately or within 60 days of May 27, 2005.

(9)	Represents options to purchase 18,686 shares of our common stock that are exercisable immediately or within 60 days of May 27, 2005.

(10)	Includes options to purchase 5,000 shares of our common stock that are exercisable immediately or within 60 days of May 27, 2005. William Quigley is not a voting member of the General Partner of Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. However, as a Managing Director of Clearstone Venture Partners, Mr. Quigley may influence voting and/or investment decisions for the shares held by Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. Although Mr. Quigley may be deemed to be the beneficial owner, Mr. Quigley disclaims beneficial ownership of the shares owned by the above entity. Mr. Quigley’s address is 1351 Fourth Street Santa Monica, CA 90401.

(11)	Includes options to purchase 5,000 shares of our common stock that are exercisable immediately or within 60 days of May 27, 2005. Mr. Song controls the voting and/or investment power of the shares as a partner of Rustic Canyon Ventures, LP. Although Mr. Song may be deemed to be the beneficial owner, Mr. Song disclaims beneficial ownership of the shares owned by Rustic Canyon Ventures, LP. Mr. Song’s address is 2425 Olympic Boulevard, Suite 6050 West, Santa Monica, CA 90404.

(12)	Includes options to purchase 5,000 shares of our common stock that are exercisable immediately or within 60 days of May 27, 2005.

(13)	Includes options to purchase 7,984 shares of our common stock that are exercisable immediately or within 60 days of May 27, 2005.

(14)	Represents options to purchase 26,688 shares of our common stock that are exercisable immediately or within 60 days of May 27, 2005.

(15)	Includes 5,474 shares of our Series B convertible preferred stock which were converted into an equal number of shares of common stock on October 6, 2004. Also includes options to purchase 3,878 shares of our common stock that are exercisable immediately or within 60 days of May 27, 2005.

(16)	Includes options to purchase 757 shares of our common stock that are exercisable immediately or with 60 days of May 27, 2005.

(17)	These 11 individuals include all directors and named executive officers detailed in notes 6 through 16 above.

DESCRIPTION OF CAPITAL STOCK
General
      Our authorized capital stock consists of 87,000,000 shares of common stock, par value $0.001 per share, and 4,000,000 shares of preferred stock, par value $0.001 per share.
      As of May 27, 2005, there were 18,190,138 shares of common stock outstanding held by approximately 300 stockholders of record. All outstanding shares of common stock are fully paid and nonassessable.
Common Stock

Dividend Rights
      Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights
      Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “— Anti-takeover effects of Delaware law and our amended and restated certificate of incorporation and bylaws.”

No Preemptive, Conversion or Redemption Rights
      Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions
      Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is fully paid and nonassessable.
Preferred Stock
      Upon completion of our initial public offering, each outstanding share of our previously outstanding preferred stock was converted into one share of our common stock. Under our amended and restated certificate of incorporation, which became effective upon completion of our initial public offering, our board of directors is authorized, subject to limitations imposed by Delaware law, to issue up to a total of 4,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors is authorized to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.
      The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely effect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.
Warrants
      As of May 27, 2005, the following warrants were outstanding:

•	the right to exercise warrants to purchase an aggregate of 95,874 shares of our common stock at a weighted average exercise price of $15.65 per share will expire on June 12, 2005; and

•	warrants that will expire June 5, 2006 to purchase an aggregate of 3,835 shares of our common stock at a weighted average exercise price of $15.65 per share.
Registration Rights
      The holders of approximately 1,800,495 shares of common stock issued upon conversion of our previously outstanding preferred stock are entitled to certain rights with respect to the registration of their shares under the Securities Act as described below.

•	Demand registration rights. At any time beginning nine months following an initial public offering, the holders of at least 50% of the shares of common stock issuable upon the conversion of the shares of preferred stock are entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock so long as aggregate proceeds to us will be greater than $5,000,000. We are required to use our best efforts to effect any such registration, but are not required to effect more than two of these demand registrations.

•	Piggyback registration rights. If we propose to register any of our securities under the Securities Act for our own account, the holders of preferred stock are entitled to notice of such registration and we must use our best efforts to include their shares in the registration. If the registration is our first initiated registered offering to the general public, the underwriters may limit or exclude such securities from the registration. If the registration is our second or any subsequent initiated registered offering to the general public, the underwriters may limit the amount of securities to be registered. However, the aggregate value of securities to be included by such holders in the second or subsequent registration may not be reduced to less than 20% of the total value of all securities included in the registration.

•	S-3 registration rights. The holders of preferred stock are entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act on Form S-3 at our expense with respect to their shares of common stock and we are required to use our best efforts to effect that registration. We are not required to effect such a registration if: (i) the aggregate price to the public is less than $1,000,000; (ii) we have completed one such registration in the last twelve-month period; or (iii) the demand is made more than four years following a qualified public offering.

      All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within nine months following any offering of our securities. These registration rights will terminate on October 5, 2008, the fourth anniversary of the closing of our initial public offering.
Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation
and Bylaws
      The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law
      We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
      Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.
      A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws
      In addition, some provisions of our amended and restated certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	Stockholder action; special meeting of stockholders. The amended and restated certificate of incorporation provides that stockholders may not take action by written consent. Action may be taken only at a duly called annual or special meeting of stockholders. The amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the president, chief executive officer, chairman of the board of directors, a majority of our directors or two-thirds of the independent directors, and in no event may the stockholders call or force us to call a special meeting. Thus, without approval by the board of directors, president, chief executive officer or chairman, stockholders may take no action between meetings.

•	Advance notice requirements for stockholder proposals and director nominations. The amended and restated bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days or more than 150 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days before or 60 days after the anniversary date of the preceding year’s annual meeting, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever first occurs. The amended and restated bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

•	Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

•	Super-majority voting. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, require a greater percentage. We have provisions in our amended and restated certificate of incorporation and bylaws which require an affirmative vote of stockholders holding at least 75% of our outstanding shares of common stock to amend, revise or repeal our bylaws and certain anti-takeover provisions in our certificate of incorporation.

•	Staggered board. The amended and restated bylaws provide that our board of directors will be divided into three classes, each serving staggered three year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Limitation of Liability and Indemnification Matters
      Our amended and restated certificate of incorporation provides that, to the extent permitted by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. Under Delaware law, the directors have a fiduciary duty to us that is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct or knowing violations of law, for action leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws.
      Our amended and restated certificate of incorporation further provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.
      We have entered into indemnification agreements with our directors and certain of our officers containing provisions that are, in some respects, broader than the specific indemnification provisions contained in Delaware law. The indemnification agreements require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is the Registrar and Transfer Company.
Nasdaq National Market Quotation
      Our common stock is quoted on the Nasdaq National Market under the trading symbol “PSPT”.
SHARES ELIGIBLE FOR FUTURE SALE
      Before completion of our initial public offering, there was no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.
Sale of Unregistered Shares
      At May 27, 2005, 18,190,138 shares of our common stock were outstanding. The shares of common stock sold in our initial public offering, other than shares sold in our directed share program, are freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of our initial public offering, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or one of our affiliates would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately 181,901 shares; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.
      Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.
Rule 144(k)
      A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, may sell restricted securities under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.
Rule 701
      Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities that were originally purchased from us by our employees, directors, officers, consultants or advisers before the closing of our initial public offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.
Stock Options
      We filed a registration statement on Form S-8 under the Securities Act covering shares of common stock under outstanding options under our 1998 stock option plan and options under our 2004 stock plan. This registration statement automatically became effective upon filing.
Registration Rights
      Holders of approximately 1,800,495 shares of common stock are entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock — Registration Rights.”

LEGAL MATTERS
      The validity of the shares of common stock underlying options that we are offering to repurchase will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Los Angeles, California.
EXPERTS
      The financial statements and schedule included in this offering circular and in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the registration statement, and are included in reliance on such reports given upon the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement under the Securities Act of 1933 with respect to our rescission offer by this offering circular. This offering circular does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the rescission offer described in this offering circular. Statements contained in this offering circular regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this offering circular regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.
      We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
PeopleSupport, Inc.
Los Angeles, California
      We have audited the accompanying consolidated balance sheets of PeopleSupport, Inc. and subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations and other comprehensive income (loss), stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PeopleSupport, Inc. and subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

/s/ BDO Seidman, LLP
Los Angeles, California
February 22, 2005

CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of
			March 31,
	2003	2004	2005

			(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$12,151	$41,583	$40,183
Restricted short-term cash equivalent	101	422	422
Accounts receivable, net of allowance for doubtful accounts of $553, $451 and $202 (unaudited)	2,476	5,560	5,758
Marketable securities	—	—	5,966
Investment in receivable portfolios	622	7	—
Deferred tax assets	—	668	597
Prepaid expenses and other current assets	1,217	1,633	1,895

Total current assets	16,567	49,873	54,821
Property and equipment, net	4,829	7,407	7,932
Restricted long-term cash equivalent	550	—	—
Deferred management incentive plan compensation	—	940	855
Deferred tax assets	—	6,161	6,232
Other long-term assets	589	699	642

Total assets	$22,535	$65,080	$70,482

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,031	$1,346	$1,623
Accrued payroll and payroll related	864	1,218	1,638
Accrued liabilities	1,614	1,309	1,918
Management incentive plan obligation	—	342	342
Deferred revenue	1,235	1,888	2,690
Reserve for restructuring	25	—	—
Other current liabilities	—	106	94

Total current liabilities	4,769	6,209	8,305
Management incentive plan obligation	—	684	684
Deferred rent	267	117	174
Other long-term liabilities	—	135	187

Total liabilities	5,036	7,145	9,350

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $.001 par value; authorized 4,000 shares:
Convertible Series A preferred stock — $.001 par value; designated 712 and 0 shares at December 31, 2003 and 2004; 712 shares issued and outstanding at December 31, 2003; 0 shares issued and outstanding at December 31, 2004 and March 31, 2005; liquidation preference over common stockholders of $1,302	1,286	—	—
Convertible Series B preferred stock — $.001 par value; designated 3,848 and 0 shares at December 31, 2003 and 2004; 2,239 shares issued and outstanding at December 31, 2003, 0 shares issued and outstanding at December 31, 2004 and March 31, 2005; liquidation preference over common stockholders of $6,134	6,098	—	—
Convertible Series C preferred stock — $.001 par value; designated 3,289 and 0 shares at December 31, 2003 and 2004; 3,289 shares issued and outstanding at December 31, 2003, 0 shares issued and outstanding at December 31, 2004 and March 31, 2005; liquidation preference over common stockholders of $17,571	17,515	—	—
Convertible Series D preferred stock — $.001 par value; designated 3,378 and 0 shares at December 31, 2003 and 2004; 3,149 shares issued and outstanding at December 31, 2003, 0 shares issued and outstanding at December 31, 2004 and March 31, 2005; liquidation preference over common stockholders of $49,268	49,211	—	—
Stockholders’ equity (deficit):
Common stock, $.001 par value; authorized 87,000 shares; 2,536, 18,015 an 18,052 shares issued and outstanding at December 31, 2003 and 2004 and March 31, 2005, respectively	3	18	18
Additional paid-in capital	6,403	112,514	112,540
Accumulated deficit	(61,367)	(53,043)	(50,287)
Accumulated other comprehensive income	224	80	235
Deferred stock compensation	(1,874)	(1,634)	(1,374)

Total stockholders’ equity (deficit):	(56,611)	57,935	61,132

Total liabilities, preferred stock and stockholders’ equity (deficit)	$22,535	$65,080	$70,482

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER
COMPREHENSIVE INCOME (LOSS)

				Three Months Ended
	Years Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands, except per share data)
Revenues	$19,780	$30,013	$44,511	$9,551	$14,056
Cost of revenues (exclusive of management incentive plan and depreciation expense shown below)	11,188	12,921	24,483	4,627	7,723
Management incentive plan — cost of revenues	—	—	788	—	68
Selling, general and administrative (exclusive of management incentive plan expense shown below)	5,587	6,134	9,721	2,247	2,664
Management incentive plan — selling, general and administrative	—	—	4,549	—	17
Depreciation and amortization	4,065	3,166	3,927	796	1,016
Gain on sale of receivable portfolios	—	—	(172)	—	—
Restructuring charges	3,824	(345)	(22)	—	—

Income (loss) from operations	(4,884)	8,137	1,237	1,881	2,568
Interest expense	506	3	—	—	—
Interest income	(90)	(75)	(231)	(14)	(237)
Gain on the extinguishment of debt	(2,430)	—	—	—	—
Other expense (income)	9	(8)	7	5	10

Income (loss) before provision for income taxes	(2,879)	8,217	1,461	1,890	2,795
Provision (benefit) for income taxes	13	231	(6,863)	51	39

Net income (loss)	(2,892)	7,986	8,324	1,839	2,756
Foreign currency translation adjustment	(46)	(3)	(140)	3	177
Unrealized loss on securities:
Unrealized holding losses arising during period	—	—	(4)	—	(22)

Comprehensive income (loss)	$(2,938)	$7,983	$8,180	$1,842	$2,911

Basic (loss) earnings per share	$(1.14)	$3.15	$1.39	$0.71	$0.15
Diluted (loss) earnings per share	$(1.14)	$0.64	$0.55	$0.13	$0.15
Basic weighted average shares outstanding	2,533	2,533	5,996	2,575	18,027
Diluted weighted average shares outstanding	2,533	12,560	15,012	14,180	18,946
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
Years Ended December 31, 2002, 2003 and 2004 and Three Months Ended March 31, 2005

					Accumulated		Total
	Common Stock		Additional		Other	Deferred	Stockholders’
			Paid-In	Accumulated	Comprehensive	Stock	Equity
	Shares	Amount	Capital	Deficit	Income	Compensation	(Deficit)

	(In thousands)
Balance, at December 31, 2001	2,532	$3	$4,408	$(66,461)	$273	$—	$(61,777)
Exercise of stock options	1	—	1	—	—	—	1
Comprehensive loss	—	—	—	(2,892)	(46)	—	(2,938)

Balance, at December 31, 2002	2,533	3	4,409	(69,353)	227	—	(64,714)
Exercise of stock options	3	—	1	—	—	—	1
Comprehensive income (loss)	—	—	—	7,986	(3)	—	7,983
Deferred stock compensation	—	—	1,998	—	—	(1,998)	—
Amortization of deferred stock compensation	—	—	(5)	—	—	124	119

Balance, at December 31, 2003	2,536	3	6,403	(61,367)	224	(1,874)	(56,611)
Exercise of stock options	209	—	104	—	—	—	104
Initial public offering	5,349	5	31,565	—	—	—	31,570
Conversion of preferred shares	10,461	11	74,257	—	—	—	74,268
Warrant conversion	7	—	—	—	—	—	—
Repurchase of common stock	(547)	(1)	(1,349)	—	—	—	(1,350)
Comprehensive income (loss)	—	—	—	8,324	(144)	—	8,180
Deferred stock compensation	—	—	1,728	—	—	(1,728)	—
Amortization of deferred stock compensation	—	—	(194)	—	—	1,968	1,774

Balance, at December 31, 2004	18,015	18	112,514	(53,043)	80	(1,634)	57,935
Exercise of stock options (unaudited)	37	—	39	—	—	—	39
Comprehensive income (loss) (unaudited)	—	—	—	2,756	155	—	2,911
Amortization of deferred stock compensation (unaudited)	—	—	(13)	—	—	260	247

Balance, March 31, 2005 (unaudited)	18,052	$18	$112,540	$(50,287)	$235	$(1,374)	$61,132

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended
	Years Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
OPERATING ACTIVITIES
Net income (loss)	$(2,892)	$7,986	$8,324	$1,839	$2,756
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,065	3,166	3,927	796	1,016
Amortization of debt discount	194	—	—	—	—
Provision for doubtful accounts	351	293	(51)	50	(249)
Stock-based compensation	—	119	1,774	441	247
Amortization of deferred compensation costs	—	—	85	—	85
Gain on sale of receivable portfolio	—	—	(172)	—	—
Gain on extinguishment of debt	(2,430)	—	—	—	—
Non-cash restructuring charges	1,548	427	—	—	—
Reduction of excess accrual for restructuring	(59)	(974)	(22)	—	—
Loss on disposal of property and equipment	—	—	313	—	—
Deferred income taxes	—	—	(6,829)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(306)	270	(3,032)	(1,236)	(39)
Prepaid expenses and other assets	(59)	(624)	(404)	63	(190)
Other long-term assets	(21)	(49)	(118)	(195)	75
Accounts payable and accrued liabilities	(1,799)	765	370	1,543	604
Deferred revenue	965	163	652	395	802
Reserve for restructuring	2,336	58	—	—	—
Cash payments on restructuring reserve	(1,384)	(758)	(3)	(3)	—

Net cash provided by operating activities	509	10,842	4,814	3,693	5,107
INVESTING ACTIVITIES
Purchases of receivable portfolios	—	(723)	—	—	—
Collections applied to principal of receivable portfolios	—	101	510	229	7
Proceeds from sale of receivable portfolios	—	—	355	—	—
Purchases of property and equipment	(752)	(3,370)	(6,950)	(3,053)	(568)
Purchases of marketable securities	—	—	—	—	(6,000)
Sales of short-term investments	771	—	—	—	—
Restricted cash equivalent	(1,000)	349	228	—	—

Net cash used in investing activities	(981)	(3,643)	(5,857)	(2,824)	(6,561)
FINANCING ACTIVITIES
Payments of capital lease obligation	(224)	(59)	—	—	—
Repayments of note payable	(1,725)	—	—	—	—
Payments on line of credit borrowings	(198)	(166)	—	—	—
Repurchase of common stock	—	—	(1,350)	—	—
Proceeds from the exercise of warrants to purchase redeemable preferred stock	—	—	157	38	—
Proceeds from initial public offering	—	—	34,820	—	—
Public offering costs	—	—	(3,250)	(125)	—
Proceeds from the exercise of stock options	1	1	104	49	39

Net cash provided by (used in) financing activities	(2,146)	(224)	30,481	(38)	39
Effect of exchange rate changes on cash	(46)	(3)	(6)	3	15

Net increase (decrease) in cash and cash equivalents	(2,664)	6,972	29,432	834	(1,400)
Cash and cash equivalents, beginning of period	7,843	5,179	12,151	12,151	41,583

Cash and cash equivalents, end of period	$5,179	$12,151	$41,583	$12,985	$40,183

NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of preferred to common stock	$—	$—	$74,268	$—	$—
Unrealized holding gains/(losses) on marketable securities	—	—	—	—	(22)
Construction in progress costs incurred but not paid	—	—	—	—	818
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid for the period	$296	$3	$—	$—	$—
Taxes paid for the period	8	15	392	150	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
1 — Description of the Company
      PeopleSupport, Inc. (the “Company”) was incorporated in the State of Delaware on July 2, 1998 and is a provider of offshore business process outsourcing services, including customer management solutions and accounts receivable management services.
2 — Summary of Significant Accounting Policies

Unaudited Interim Results
      The accompanying consolidated balance sheet as of March 31, 2005, the consolidated statements of operations and other comprehensive income (loss) and the consolidated statements of cash flows for the three months ended March 31, 2004 and 2005, and the consolidated statement of changes in stockholders’ deficit for the three months ended March 31, 2005, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and other comprehensive income (loss) and cash flows for the three months ended March 31, 2004 and 2005. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three months ended March 31, 2004 and 2005 are unaudited. The results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the year ended December 31, 2005 or for any other interim period or for any future year.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Actual results could differ from those estimates.

Concentrations of Risk
      Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited or managed by major financial institutions and at times are in excess of FDIC insurance limits.
      The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. The Company maintains an allowance for potential credit losses and write-offs of accounts receivable, which amounted to $553, $451 and $202 at December 31, 2003 and 2004 and March 31, 2005, respectively.
      Revenue and accounts receivable from significant customers were as follows:

							As of and for the
							Three Months Ended
	As of and for the Year Ended December 31,						March 31,

	2002		2003		2004		2005

	% of	% of	% of	% of	% of	% of	% of	% of
	Revenue	A/R, Net	Revenue	A/R, Net	Revenue	A/R, Net	Revenue	A/R, Net

Company A	53%	36%	49%	—%	31%	19%	28%	—%
Company B	—	—	13	75	26	31	21	34
Company D	36	50	26	17	8	5	7	11
Company E	—	—	4	4	12	3	13	3
      The Company maintains operational and technical facilities for its global operations, including maintaining a relationship with two significant vendors that provide the facility storage and related maintenance of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company’s main technology equipment and data. Any significant events leading to systems and operations unavailability before the Company’s contingency plans are deployed could potentially lead to a disruption of service and associated financial impact.
      The Company’s revenues are dependent on clients in the travel, hospitality, technology and communications industries, and a material decrease in demand for outsourced services in these industries could result in decreased revenues. Additionally, the Company has significant operations in the Philippines, and is subject to risks associated with operating in the Philippines including political, social and economic instability and increased security concerns, fluctuation in currency exchange rates and exposure to different legal standards. Total carrying amounts of assets used in our Philippine operations were $4,719, $7,903 and $9,716 at December 31, 2003 and 2004 and March 31, 2005, respectively.

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Cash, Cash Equivalents and Restricted Cash Equivalent
      Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less. Cash equivalents at December 31, 2003 and 2004 consist of money-market funds, certificates of deposit, municipal bonds and federal agency securities. The restricted cash equivalent is invested in a certificate of deposit, which matures every 90 days (see Note 6). At times, cash balances held at financial institutions are in excess of federally insured limits. The Company believes no significant concentration of credit risk exists with respect to the Company’s short term investments.

Property and Equipment
      Property and equipment are stated at cost and depreciated using the straight-line method over the following period for each category:

Furniture and fixtures	5 years
Computer equipment	3 years
Software	1 to 3 years
      Leasehold improvements are amortized over the shorter of the useful life or the remaining lease term.

Impairment of Long-lived Assets
      Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amounts may not be recoverable. When these events or changes in circumstances indicate that the carrying amount might be impaired, undiscounted cash flow analyses would be used to assess whether an impairment had occurred. In that case, the asset would be written down to its estimated fair value. The estimation of future cash flows and fair values involves considerable management judgment.

Reclassifications
      Certain reclassifications have been made to prior year amounts to conform with the current presentation.

Revenue Recognition
      Implementation fees include revenues associated with new customers, which are deferred and recognized ratably over the life of the contract. Recurring session fees, which include revenues associated with voice, email and live help transactions and with hosting and maintaining software applications for customer care, are recognized as these services are provided. Revenues are recognized when there are no significant Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
obligations remaining, fees are fixed and determinable and collection of the related receivable is reasonably assured.
      For purchased accounts receivable portfolios, due to the Company’s limited experience in assessing its collection trends, the Company only recognizes revenue to the extent of cash collected in excess of the portfolio’s purchase price. The Company periodically assesses the collections experience trend curve to determine if a change in revenue recognition treatment is appropriate.
      Commission revenues for contingent accounts receivable management contracts are recognized upon receipt of the collected funds.

Cost of Revenues
      Cost of revenues consists primarily of employee-related costs associated with the services rendered on behalf of a client, as well as telecommunications costs, information technology costs associated with providing services, facilities support and customer management support costs related to the operation of outsourcing and data centers and consultant services.

Net Income (Loss) Per Share
      Basic earnings (loss) per share (EPS) excludes dilution and is computed by dividing net income or loss by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (i.e., convertible preferred stock, warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock.
      The following is a summary of the number of shares or securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income (loss) per share would have been antidilutive (in thousands):

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Convertible preferred stock	9,388	—	—	—	—
Options	847	136	15	—	55
Preferred stock warrants	1,604	1,211	—	—	—
Common stock warrants	96	72	127	127	127

	11,935	1,419	142	127	182

      The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Years Ended December 31,

	2002			2003			2004

			Per			Per			Per
	Loss	Shares	Share	Income	Shares	Share	Income	Shares	Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Basic earnings per share:
(Loss) income to common stockholders	$(2,892)	2,533	$(1.14)	$7,986	2,533	$3.15	$8,324	5,996	$1.39
Effect of dilutive securities:
Options	—			—	438		—	945
Warrants	—			—	201		—	604
Convertible preferred stock	—			—	9,388		—	7,467

(Loss) income available to common stockholders	$(2,892)	2,533	$(1.14)	$7,986	12,560	$0.64	$8,324	15,012	$0.55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended March 31,

	2004			2005

			Per			Per
	Income	Shares	Share	Income	Shares	Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

	(Unaudited)
Basic earnings per share:
Income to common stockholders	$1,839	2,575	$0.71	$2,756	18,027	$0.15
Effect of dilutive securities:
Options	—	998		—	919
Warrants	—	1,215		—	—
Convertible preferred stock	—	9,392		—	—

Income available to common stockholders	$1,839	14,180	$0.13	$2,756	18,946	$0.15

Segments of an Enterprise
      The Company reports segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). Under SFAS 131, all publicly traded companies are required to report certain information about the operating segments, products, services and geographical areas in which they operate and their major customers. The Company operates as two business segments: customer management services and accounts receivable management services; however, our accounts receivable management segment is not separately presented as it currently represents substantially less than 10 percent of the combined revenues, profit and assets of the total reported operating segments (Note 12).

Income Taxes
      The Company uses the liability method to account for income taxes. Under this method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities and are measured at the enacted tax rates that will be in effect when those differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments
      The Company’s financial instruments, including cash, restricted cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost, which approximates their fair value. The Company carries cash equivalents, consisting primarily of short term investments in money-market funds, certificates of deposit, municipal bonds and federal agency securities, at market value.

Foreign Currency
      The Company’s foreign subsidiary uses its local currency as its functional currency. Assets and liabilities are translated into U.S. dollars at exchange rates prevailing at the balance sheet dates. Revenues and expenses are translated into U.S. dollars at average exchange rates for the period. The resultant cumulative translation adjustments are included in accumulated other comprehensive income or loss, which is a separate component of stockholders’ deficit. Gains and losses from foreign currency transactions are recognized as a component of net income or loss as incurred and were not material for any of the years presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation
      The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s stock price and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and related interpretations.
      The stock-based compensation cost associated with the Company’s Stock Incentive Plans, determined using the Black-Scholes valuation model prescribed by SFAS No. 123, did not result in a material difference from the reported net loss or income for the years ended December 31, 2002, 2003 and 2004.

				Three Months
	Years Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

Net income (loss), as reported	$(2,892)	$7,986	$8,324	$1,839	$2,756
Add: Stock-based compensation expense included in reported net income, net of related tax effects	—	119	1,774	441	247
Deduct: Total stock-based compensation expense determined under fair value based methods for all awards, net of related tax effects	(416)	(332)	(2,153)	(455)	(332)

Pro forma net income (loss)	$(3,308)	$7,773	$7,945	$1,825	$2,671

Basic (loss) earnings per share
As reported	$(1.14)	$3.15	$1.39	$0.71	$0.15
Pro forma	$(1.31)	$3.07	$1.33	$0.13	$0.15
Diluted (loss) earnings per share
As reported	$(1.14)	$0.64	$0.55	$0.71	$0.15
Pro forma	$(1.31)	$0.62	$0.53	$0.13	$0.14
      The estimated weighted average fair value of options granted during the years ended December 31, 2002, 2003 and 2004 and three months ended March 31, 2005 was $0.52, $5.15, $5.31, and $3.28, respectively. The fair value of each option was estimated on the date of grant using the following weighted average assumptions used for grants for the years ended December 31, 2002, 2003 and 2004:

				Three Months
	Years Ended			Ended
	December 31,			March 31,

	2002	2003	2004	2004	2005

Risk free interest rate	2.71%	2.71%	3.73%	4.00%	4.00%
Expected life (years)	5.0	5.0	4.0	5.0	4.1
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility	0.0%	0.0%	30.9%	31.7%	30.0%

Comprehensive Income
      The Company follows the reporting and disclosure requirements of SFAS 130, “Reporting Comprehensive Income.” SFAS 130 requires the disclosure of total non-stockholder changes in equity and its components, which would include all changes in equity during a period except those resulting from investments by and distributions to stockholders. The components of other comprehensive income (loss) applicable to the Company are translation gains and losses on foreign currency and unrealized gains and losses on securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of accumulated other comprehensive income are as follows:

	Foreign	Unrealized
	Currency	Loss on
	Items	Securities	Total

Balance, December 31, 2002	$227	$—	$227
2003 change	(3)	—	(3)

Balance, December 31, 2003	224	—	224
2004 change	(140)	(4)	(144)

Balance, December 31, 2004	84	(4)	80
Quarterly change	177	(22)	155

Balance, March 31, 2005	$261	$(26)	$235

Gain on Extinguishment of Debt
      In 2002, the Company settled an equipment loan for less than the outstanding balance and recorded a gain on the difference between the outstanding balance and the amount paid.

Recent Accounting Pronouncements
      In October 2003, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-03, “Accounting for Loans or Certain Securities Acquired in a Transfer.” This SOP provides standards for accounting for differences between contractual and expected cash flows from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The SOP would limit the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio’s initial cost of accounts receivable acquired. The SOP would require that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue, expense, or on the balance sheet. The SOP would freeze the internal rate of return, referred to as IRR, originally estimated when the accounts receivable are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the original collection estimates are not received, the carrying value of a portfolio would be written down to maintain the original IRR. Increases in expected future cash flows would be recognized prospectively through adjustment of the IRR over a portfolio’s remaining life. The SOP provides that previously issued annual financial statements would not need to be restated. Historically, the Company has applied the guidance of Practice Bulletin 6, whereby the Company only recognizes revenue to the extent of cash collected in excess of the portfolio’s purchase price. The adoption of SOP 03-03 will not have a material impact on the Company’s results of operations or financial position.
      In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 46R, “a revision to FIN 46, Consolidation of Variable Interest Entities.” FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R was effective at the end of the first interim period ending after March 15, 2004. The adoption of FIN 46R did not have a material impact on the Company’s results of operations or financial position.
      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition,” which codifies, revises and rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s results of operations or financial position.
      On March 31, 2004, the FASB ratified the consensus reached by the Task Force on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“Issue

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
No. 03-1”), but delayed the recognition and measurements provisions of EITF 03-01 in September 2004. For reporting periods beginning after June 15, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The adoption of Issue No. 03-1 is not expected to have a material impact on the Company’s financial position or results of operations.
      FASB Staff Position (“FSP”) No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP 109-2”), provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) on enterprises’ income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. The Company has not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP 109-2, the Company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” and APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first annual reporting period that begins after January 1, 2006. In accordance with the standard, we will adopt SFAS No. 123R effective January 1, 2006. The Company is currently assessing the impact of this accounting standard on the Company’s results of operations and financial position.
3 — Cash, Cash Equivalents and Marketable Securities
      The following table summarizes the fair value of the Company’s cash and available-for-sale securities held in its investment portfolio, recorded as cash, cash equivalents or marketable securities as of December 31, 2004 and March 31, 2005:

	Fair Value		Amortized Cost

	December 31,	March 31,	December 31,	March 31,
	2004	2005	2004	2005

Cash, money market and certificates of deposit	$8,612	$8,254	$8,612	$8,254
U.S. agency securities	20,971	22,932	20,975	22,924
Municipal bonds	12,000	7,000	12,000	7,000
Corporate securities	—	1,997	—	1,997

Total cash and cash equivalents	41,583	40,183	41,587	40,175
U.S. agency securities	—	5,966	—	6,000

Total marketable securities	—	5,966	—	6,000

Total cash, cash equivalents, and marketable securities	$41,583	$46,149	$41,587	$46,175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Unrealized gains and losses on investment securities by type as of December 31, 2004 and March 31, 2005 were as follows:

	Unrealized Gains		Unrealized Losses

	December 31,	March 31,	December 31,	March 31,
	2004	2005	2004	2005

U.S. agency securities	$—	$8	$4	$34
      Contractual maturities of investment securities as of March 31, 2005 were as follows:

	Fair	Amortized
Fixed Maturities	Value	Cost

Due in 90 days or less	$31,929	$31,921
Due after 1 year through 2 years	5,966	6,000

Total	$37,895	$37,921

4 — Property and Equipment
      Property and equipment consist of the following at December 31:

	2003	2004

Furniture and fixtures	$2,709	$2,724
Computer equipment	6,525	7,931
Software	3,963	930
Leasehold improvements	2,616	3,636

	15,813	15,221
Less: Accumulated depreciation and amortization	(10,984)	(7,814)

Total property and equipment	$4,829	$7,407

      Assets acquired under capital lease totaled $1,405 at December 31, 2003 and 2004 and accumulated amortization amounted to $1,405 at December 31, 2003 and 2004.
5 — Credit Agreements
      In July 2003, the Company entered into a Revolving Note in the original principal sum of $3,000. The Revolving Note was fully secured by a certificate of deposit in the same amount held at the lending institution. The Revolving Note carried a rate of LIBOR plus 1.5% per annum. As of December 31, 2003, there were no outstanding balances, and in April 2004, the Company retired this unused facility.
6 — Commitments and Contingencies

Leases
      The Company leases its office facilities and miscellaneous office equipment under operating leases expiring at various times through 2015. In November 2002, the Company entered into a settlement agreement with a creditor relating to an operating lease. The parties agreed to settle the balance due for a one-time payment of $1,300. As a result of the settlement, the Company obtained title to all equipment under the lease and there are no further payments or obligations due from either party as a result of this settlement. On January 13, 2005, we exercised a three year renewal option associated with the lease of our corporate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
headquarters. The following summarizes our contractual obligations at December 31, 2004, and includes the lease obligation of $1.0 million associated with the three year renewal of our corporate headquarters:

Operating
Years Ending December 31,	Lease

2005	$2,073
2006	2,638
2007	2,331
2008	2,124
2009	1,712
Thereafter	12,028

Total	$22,906

      In May 2003, the Company renewed two Standby Letters of Credit related to lease obligations in Los Angeles and Manila and adjusted the pledged collateral to $650. Pursuant to the terms of the letters of credit, $138 of the security interest was released in August 2004, and $90 was released in December 2004. The remaining balance of $422 is scheduled to be released in August 2005.
      Interest expense for capital lease obligations was $15, $0 and $0 for the years ended December 31, 2002, 2003 and 2004, respectively. The Company records rental expense on a straight-line basis over the base, non-cancelable lease terms. Any difference between the calculated expense and the amount actually paid is reflected as a liability in the accompanying consolidated balance sheet and totaled $267 and $223 at December 31, 2003 and 2004, respectively. Rent expense for the years ended December 31, 2002, 2003 and 2004 was $2,617, $2,159 and $1,943, respectively.
      The Company currently has four outsourcing center leases which stipulate changes in lease payments due to inflation or deflation in the Philippines or fluctuations in the value of the Philippine peso relative to the value of the U.S. dollar. These leases provide for increases in lease payments in the case of extraordinary inflation. Two of these contracts provide that an event of extraordinary inflation will be conclusively presumed to have occurred if the specified exchange rate of the Philippine peso relative to the U.S. dollar increases by more than 25% over a short period, or if the purchasing power of the Philippine peso decreases by more than 25% over the same period. The third of these contracts provides for an increase in our lease obligations if the local consumer price index increases by 16% or more over a 12 month period. Another one of the Company’s leases provides that in the case of an extraordinary reduction in the value of the currency used to make payments under the lease, the value of the currency at the time the Company entered into the obligation will be the basis of payment. In the event of extraordinary inflation, the Company obligations under this agreement could increase by 16% to 25% or more. In each of the last two years, the Philippines has recorded an annual inflation rate of approximately four percent. Rulings by the Philippine Supreme Court indicate that the Philippines has not experienced any period of inflation in the past that would be construed as extraordinary inflation under the Company’s contracts.
      The Company has the option to renew two leases under various terms, ranging from five to six years, at various rates as specified with each lease agreement.

Contractual Compensation Obligation
      Effective July 1, 2002, the Company adopted its 2002 Management Incentive Plan (the “Plan”) under which the Company is obligated to make payments to senior management and key employees upon completion of certain significant transactions, including the sale of the Company or an initial public offering pursuant to the Securities Act of 1933. Under the Plan, certain key employees designated by the Company’s board of directors received cash payments based on the aggregate net proceeds received by the Company and selling stockholders from the offering. The Company was obligated to pay $5.6 million under the Plan upon

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the closing of our initial public offering on October 6, 2004, of which we paid $4.8 million to senior management and other key employees and the Company is obligated to pay $0.8 million over time to key employees and personnel based on continued service or other performance criteria. The Company made further payments of $0.5 million under the Plan to senior management and other key employees in connection with the sale of 603 additional shares on October 25, 2004 pursuant to the exercise of an over-allotment option granted to the underwriters of the initial public offering. The Company is obligated to make further payments of $0.2 million over time to key employees and personnel based on continued service or other performance criteria in connection with the sale of these additional shares. No other payments will be made under our management incentive compensation plan. The deferred obligation under the management incentive plan has been recorded in the accompanying balance sheet, $0.3 million as a current liability and $0.7 million as a long term liability.

Litigation
      In July 2002, a former executive filed a claim against the Company. The Company accrued legal fees and other costs in connection with this claim, which were included in the reserve for restructuring on the accompanying balance sheet as of December 31, 2002. In 2003, the Company settled this litigation and the restructuring reserve was reduced by the difference between the amount previously accrued for and the settlement.
      The Company is, from time to time, a defendant or plaintiff in litigation related to claims arising out of its operations in the ordinary course of business. The Company believes that no such claims should have a material adverse impact on its financial condition or results of operations.
7 — Convertible Preferred Stock
      From August 1998 through April 2000, the Company issued shares of convertible preferred stock, which were issued and outstanding immediately before the completion of the initial public offering of the Company’s common shares. The Company’s certificate of incorporation, as previously in effect, provided for conversion of the preferred stock, on a one-for-one basis, upon the closing of an underwritten public offering of the Company’s common shares at a price of not less than $9.59 per share that would generate gross proceeds to the Company and/or selling stockholders of no less than $40 million. On September 28, 2004, the Company amended its certificate of incorporation to reduce the minimum price per share for converting the preferred shares from $9.59 to $6.95. Upon the closing of the Company’s initial public offering on October 6, 2004, 10,461 preferred shares automatically converted to common shares on a one-for-one basis.
8 — Warrants
      In June 1999, as issuance costs for the Series B preferred stock financing, the Company issued a fully vested warrant to purchase 62 shares of Series B preferred stock. The warrant entitles the holder to purchase Series B preferred stock at $2.74 per share. The fair value was determined to be $117 and was recorded as additional paid in capital.
      Additionally, the Company issued warrants to purchase 1,536 shares of Series B convertible preferred stock to Series B investors. The warrants entitle the holders to purchase one share of Series B preferred stock at $2.74 per share. The fair value assigned to the warrants was determined to be $1,968 and was recorded as additional paid in capital. The warrants vested upon issuance with respect to 766 shares of Series B preferred stock and upon an agreed-upon investment by the warrant holders in the Company’s 1999 Series C preferred stock financing with respect to the remaining 766 shares of Series B preferred stock. In 2000, the right to purchase 36 shares of Series B warrants did not vest and was therefore canceled. As of December 31, 2002, all of the warrants were fully vested.
      During 2004, seven holders of Series B warrants exercised their right to purchase 1,554 shares. Of the seven warrant holders who exercised during the year ended December 31, 2004, three holders elected a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
cashless exercise resulting in the net issuance of 1,073 shares of Series B convertible preferred stock. Upon closing of the Company’s initial public offering on October 6, 2004, all outstanding preferred shares were converted to common shares on a one-for-one basis.
      In October 1999, in connection with a line of credit borrowing, which expired in 2000, the Company issued a fully vested warrant to purchase 11 shares of Series B preferred stock at $2.74 per share. The warrant was exercised on a cashless basis in October 2004, resulting in the net issuance of seven shares of common stock. The fair value was determined to be $21 and was fully amortized as additional interest expense as of December 31, 2000.
      In April 2000, in connection with the original line of credit borrowing, the Company issued a warrant to purchase 27 shares of Series D preferred stock at $15.65 per share. The warrant was issued in April 2000 and expired in April 2005. The fair value was determined to be $299 and was amortized over the life of the line of credit as additional interest expense. Additional interest expense related to this warrant was $87 for the year ended December 31, 2001. As of December 31, 2004, the warrant had not been exercised.
      In May 2000, in connection with a credit agreement, the Company issued a warrant to purchase 96 shares of common stock at $15.65 per share. The warrant was issued in May 2000 and expires in June 2005. The fair value was determined to be $416 and was amortized over the life of the credit agreement as additional interest expense. During 2001 and 2002, the Company recorded $139 and $174 additional interest expense. As of December 31, 2004, the warrant had not been exercised.
      In June 2001, in connection with the renewal of the line of credit borrowing, the Company issued a warrant to purchase four shares of Series D preferred stock at $15.65 per share. The warrant expires five years from the issuance date in June 2006. The fair value was determined to be $41 and was amortized over the life of the line of credit as additional interest expense. Additional interest expense related to this warrant was $21 for each of the years ended December 31, 2001 and 2002. As of December 31, 2004, the warrant had not been exercised.
9 — Stock options

2004 Stock Incentive Plan
      The 2004 stock incentive plan was adopted by the Company’s board of directors in July 2004, and following stockholder approval became effective upon the completion of the Company’s initial public offering. The 2004 stock incentive plan is administered by the board of directors or the compensation committee of the board. The 2004 stock incentive plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants. The board of directors can amend or modify the 2004 stock incentive plan at any time, with stockholder approval, as required.
      900 shares of common stock are authorized for issuance under the 2004 stock incentive plan. However, no participant in the 2004 stock incentive plan can receive option grants, restricted shares, stock units, or stock appreciation rights for more than 180 shares total in any calendar year, or for more than 720 shares total in the first year of service. The number of shares reserved for issuance under the 2004 stock incentive plan will be increased on the first day of each fiscal year during the term of the plan, beginning January 1, 2006 by the lesser of 1,100 shares, 4% of our outstanding common stock on the last day of the immediately preceding fiscal year, or a number of shares determined by the board of directors.
      In addition, all shares available for issuance under our 1998 stock incentive plan that ceased to be available for future grant under that plan upon completion of the Company’s initial public offering instead became available for issuance under the 2004 stock incentive plan. This includes shares subject to outstanding options under our 1998 stock incentive plan that expire, terminate or are cancelled before being exercised, and unvested shares that are forfeited pursuant to that plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004 Employee Stock Purchase Plan
      The 2004 employee stock purchase plan was adopted by our board of directors in July 2004. A total of 225 shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the employee stock purchase plan will be increased on the first day of each of our fiscal years from 2006 through 2014 by the lesser of 400 shares, 1.25% of our outstanding common stock on the last day of the immediately preceding fiscal year, or a number of shares determined by the board of directors.
      Our 2004 employee stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be administered by our board of directors or by the compensation committee of the board. Employees, including officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. The 2004 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single purchase period is 1 share.
      The 2004 employee stock purchase plan will be implemented by a series of overlapping offering periods of 24 months’ duration, with new offering periods, other than the first offering period, beginning in May and November of each year, except as otherwise determined by our board of directors. Purchase periods for our 2004 employee stock purchase plan will each have a duration of six months, unless otherwise determined by our board of directors. During each purchase period, payroll deductions will accumulate without interest. On the last day of each purchase period, accumulated payroll deductions will be used to purchase common stock. The Company is currently determining the timing of the initial purchase period.
      The purchase price will be equal to the fair market value less a determined percentage per share of common stock on either the first trading day of the offering period or on the last trading day of the purchase period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in the 2004 employee stock purchase plan ends automatically on termination of employment with us. Immediately before an acquisition of our company or similar change of control, the offering period and purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2004 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the acquisition or other change of control arrangement. There has been no stock option activity to date associated with the 2004 employee stock purchase plan.
      Stock option activity for the years ended December 31, 2002, 2003 and 2004 is summarized as follows:

	Number of	Weighted Average	Shares
	Shares	Exercise Price	Exercisable

Balance, at December 31, 2001	1,286	$3.97	311
Granted	465	0.52
Canceled	(903)	4.69
Exercised	(1)	0.41

Balance, at December 31, 2002	847	1.32	326
Granted	422	0.41
Canceled	(162)	1.17
Exercised	(3)	0.41

Balance, at December 31, 2003	1,104	1.01	495
Granted	460	5.59
Canceled	(103)	3.44
Exercised	(209)	0.50

Balance, at December 31, 2004	1,252	$2.57	450

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s 2004 Stock Incentive Plan, (the “Plan”) provides for the issuance by the board of directors of stock options at prices not less than 85% (110% if the award is issued to a 10% stockholder) of the fair market value at the date of issue. An aggregate of 2,759 options were reserved under the Plan, of which 1,507 options were available for future grant by the board of directors at December 31, 2004.
      The Plan provides for the grant of nonstatutory and incentive stock options to employees, officers, directors and consultants of the Company. Options granted generally vest 25% after one year of service and ratably over 36 months thereafter.

				Exercisable
	Outstanding Weighted Average			Weighted Average

		Remaining
		Contractual	Exercise		Exercise
Exercise Price per Share	Shares	Life (Years)	Price	Shares	Price

$0.03	33	3.54	$0.03	33	$0.03
0.19	100	3.89	0.19	100	0.19
0.41	666	8.49	0.41	179	0.41
1.15	16	5.05	1.15	16	1.15
1.89	32	5.15	1.89	32	1.89
5.15	90	5.82	5.15	88	5.15
6.80	120	9.77	6.80	—	6.80
6.85	74	9.24	6.85	—	6.85
8.15	39	9.94	8.15	—	8.15
9.09	82	9.82	9.09	2	9.09

	1,252	7.97	$2.57	450	$1.42

      Deferred compensation represents the difference between the deemed fair value of the Company’s common stock for financial accounting purposes and the exercise price of these options at the date of grant. Deferred compensation expense is amortized ratably using an accelerated method over the vesting period. Options granted during the years ended December 31, 2003 and 2004 resulted in deferred compensation of $1,998 and $1,728 respectively, which was included in deferred compensation in the consolidated statement of stockholders’ equity (deficit). During the years ended December 31, 2003 and 2004, such stock-based compensation expense included in the consolidated statement of operations amounted to $119 and $1,774, respectively.
      Stock based compensation expense was classified in the statement of operations as follows:

	Years Ended December 31,

	2002	2003	2004

Cost of revenues	$—	$61	$566
Selling, general & administrative	—	58	1,208

	$—	$119	$1,774

      Grants of certain unexercised options under the Company’s 1998 Stock Incentive Plan between January 1, 2003 through April 28, 2004, may not have been exempt from registration or qualification under federal and state securities laws and the Company did not obtain any required registration or qualification. In order to comply with California securities law, the Company intends to make a rescission offer to the U.S. holders of these options. Before the completion of its initial public offering, the Company applied to the California Department of Corporations for approval of the terms of the repurchase offer. By order dated October 28, 2004, the California Department of Corporations approved the Company’s repurchase application as to form pursuant to section 25507(b) of the California Corporations Code. Following approval of our repurchase application, the Company issued shares upon exercise of certain of these options granted between

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
January 1, 2003 through April 28, 2004. Accordingly, the Company plans to re-apply to the California Department of Corporations for expanded approval to repurchase both options and these shares issued upon exercise of options. The Company is filing a registration statement on Form S-1 to register the offer to repurchase the options and shares. Pursuant to the terms of the previously approved repurchase application, the Company is offering to repurchase the options at 20% of the option exercise price multiplied by the number of shares underlying the option, plus interest at an annual rate of 7% from the grant date. The Company is offering to repurchase shares issued upon exercise of options at the full exercise price paid for the shares, plus interest at an annual rate of 7% from the date of exercise of the underlying options. Under these terms, the Company would be required to pay approximately $0.1 million, plus statutory interest at an annual rate of 7% if all persons entitled to have their options repurchased elect to do so. Federal securities laws do not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required. If any or all of the offerees reject the Company’s offer to repurchase the options, the Company may continue to be liable under federal and state securities laws. The Company does not believe that this rescission offer will have a material effect on the results of operations, cash flows or financial positions.
10 — Restructuring Charges
      In March 2002, the Company initiated a reorganization plan in an effort to further reduce future operating costs by streamlining operations into its lower-cost operating centers in Manila. As a result of this restructuring plan, there were significant staffing reductions at the Los Angeles and St. Louis facilities. The Company incurred a charge of approximately $3,884. The charge was comprised of approximately $1,548 for the write-down of assets, $1,241 for lease termination costs, and $1,095 for severance and related costs in connection with the elimination of approximately 45 positions from the Los Angeles and St. Louis locations.
      In 2003, the Company initiated a separate restructuring plan to further reduce future operating costs by completely closing its St. Louis facility and transferring those functions to its lower-cost operating center in Manila. The activity related to this plan was completed during 2003. As a result of this reorganization and the closure of this facility, the Company recorded a charge of approximately $629 with respect to staffing reductions, asset impairments, and lease termination costs. The charge was comprised of approximately $283 for the write-down of abandoned leasehold improvements, $267 of lease termination costs, and $79 for severance and related costs in connection with the elimination of approximately 22 positions from its St. Louis facility. The Company also released approximately $974 of the 2002 accrued restructuring liability based on lower than anticipated actual expenses related to the 2002 lease termination and severance costs. This amount was comprised of $337 of lease termination costs and $637 of severance related costs, both of which were the result of negotiated settlement amounts that were lower than the originally estimated or contractual amounts. As a result of the release of the 2002 accrual, the Company recorded a net restructuring credit in the amount of $345 in 2003, as shown on the accompanying consolidated statement of operations and comprehensive income (loss).
      In 2004, the Company made cash payments of $3 and released the final $22 of the 2002 accrued restructuring liability which reduced the reserve to zero.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the Company’s activities related to these charges for the years ended December 31, 2002, 2003 and 2004:

	Severance and	Lease	Asset
	Related Cost	Termination	Write-Down	Total

Reserve for restructuring, at December 31, 2001	$—	$662	$—	$662
2002 restructuring charges	1,095	1,241	1,548	3,884
Cash payments	(342)	(1,042)	—	(1,384)
Reduction of excess accrual	—	(59)	—	(59)
Non cash charges		—	(1,548)	(1,548)

Reserve for restructuring, at December 31, 2002	753	802	—	1,555
2003 restructuring charges	79	267	283	629
Cash payments	(170)	(588)	—	(758)
Reduction of excess accrual	(637)	(337)	—	(974)
Non cash charges	—	(144)	(283)	(427)

Reserve for restructuring, at December 31, 2003	25	—	—	25
Cash payments	(3)	—	—	(3)
Reduction of excess accrual	(22)	—	—	(22)

Reserve for restructuring, at December 31, 2004	$—	$—	$—	$—

11 —	Income Taxes
      The components of the income tax expense are as follows:

	Years Ended December 31,

	2002	2003	2004

Current:
Federal	$—	$120	$(23)
State	13	111	(11)

	$13	$231	$(34)

Deferred:
Federal	$—	$—	$(6,529)
State	—	—	(300)

	—	—	(6,829)

Total provision (benefit)	$13	$231	$(6,863)

      A reconciliation of the statutory federal income tax rate with the Company’s effective income tax rate is as follows:

	Years Ended December 31,

	2002	2003	2004

Federal statutory rate	35.0%	35.0%	35.0%
State taxes net of federal benefit	(0.4)	1.3	(0.8)
Difference between foreign tax rates and U.S. tax rates	2.9	(1.9)	(86.6)
Other	(0.9)	0.1	7.6
Deferred stock compensation (ISOs)	—	—	42.5
Change in valuation allowance	(37.0)	(31.7)	(467.4)

	(0.4)%	2.8%	(469.7)%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Income (loss) before income taxes is as follows:

	Years Ended December 31,

	2002	2003	2004

Domestic	$(3,121)	$7,773	$(2,156)
Foreign	242	444	3,617

	$(2,879)	$8,217	$1,461

      The primary components of temporary differences which give rise to the Company’s deferred tax assets and deferred tax liabilities are as follows:

	Years Ended December 31,

	2003	2004

Net deferred tax asset:
Net operating loss and credit carryforwards	$19,823	$23,779
Reserves and allowances	381	103
Other	436	(255)
Less: valuation allowance	(20,640)	(16,798)

	$—	$6,829

      As of December 31, 2004, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $57,100 and $42,900, respectively. Federal and state net operating loss carryforwards begin to expire in the years 2018 and 2008, respectively. The Company’s ability to realize net operating loss carryforwards may be limited in the event that a change in ownership occurs, as defined by the Internal Revenue Code. In the fourth quarter of 2004, the Company released a portion of the deferred tax valuation allowances as the Company determined that it is more likely than not that a portion of the deferred tax assets will be realized.
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management considers projected future taxable income, customer contract terms and customer concentrations in making this assessment. Management reassesses the realizability of deferred tax assets on a periodic basis. At such times as we determine that the recoverability of any remaining portion of deferred tax assets is more likely realizable than not, we will further release a portion of the deferred tax valuation allowances, record an income tax benefit and subsequently record a provision for income taxes for financial statement purposes based on the amount of taxable net income.
      The Company is currently the beneficiary of tax holiday incentives granted by two governing agencies in the Philippines. Both agencies have granted the Company income tax holidays with durations of four to six years, with the possibility of two to three year extensions. The tax holidays expire at staggered dates beginning in 2006 and ending in 2008, unless extended. Philippine tax rates will then apply to the income earned by the Company’s Philippines subsidiary. The estimated effective income tax rate in the Philippines for the year ended December 31, 2004 was 32%, or 5% on gross income with respect to income derived from activities covered by our registration with the Philippines Export Zone Authority.
      No deferred tax liabilities have been provided for the earnings of the Philippine subsidiary as the Company plans to permanently invest these earnings in operations of the subsidiary. At December 31, 2004, the permanently invested earnings amounted to $3,810. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, the Company would accrue the applicable amounts of taxes associated with such earnings using the effective federal tax rate at the time of repatriation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      FASB Staff Position (“FSP”) No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP 109-2”), provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) on enterprises’ income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that the Company is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. The Company has not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP 109-2, the Company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act. Once the evaluation is complete, the Company will reassess the current plans to continue to permanently invest earnings in operations of the Company’s Philippine subsidiary.

12 —	Geographic and Product Data
      All of the Company’s revenue was derived from U.S.-based companies. Through 2004, substantially all of the Company’s revenues have been derived from the sale of customer management services.
      The composition of the Company’s long-lived assets and depreciation and amortization between those in the United States and the Philippines is set forth below.

	As of December 31,

	2003	2004

Long-lived assets:
U.S.	$1,540	$1,797
Philippines	3,289	5,610

Total	$4,829	$7,407

	Years Ended December 31,

	2002	2003	2004

Depreciation and amortization:
U.S.	$3,022	$1,896	$1,376
Philippines	1,043	1,270	2,551

Total	$4,065	$3,166	$3,927

13 —	Stock Split
      On August 5, 2004, the Company’s Board of Directors effected a 1 for 2.74 reverse stock split of the Company’s common and preferred stock. The financial statements have been retroactively restated for the effects of the reverse stock split.

14 —	Initial Public Offering
      The registration statement relating to the Company’s initial public offering was declared effective by the Securities and Exchange Commission on September 30, 2004. On October 6, 2004, the Company completed the initial public offering whereby 4,746 shares of common stock were sold by the Company and 2,072 shares were sold by existing shareholders at $7.00 per share. The Company generated approximately $27.6 million of net proceeds (net of underwriting discounts and approximately $3.3 million of offering expenses). Existing shareholders generated approximately $13.5 million of net proceeds (net of underwriting discounts).
      Pursuant to the preferred conversion rights, as discussed in Note 7, 10,461 preferred shares converted, on a one-to-one basis, to common shares upon the closing of the initial public offering.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In connection with the Company’s initial public offering, the Company amended and restated its Certificate of Incorporation to increase the Company’s authorized capitalization, reduce the par value per share of common and preferred stock from $0.003 to $0.001, and make certain other changes. Under the Company’s Amended and Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on October 6, 2004, the Company is authorized to issue 91,000 shares of capital stock, including 87,000 shares of common stock, par value $0.001 per share, and 4,000 shares of preferred stock, par value $0.001 per share.
      On October 19, 2004, the Company was notified that, pursuant to section 3 of the Underwriting Agreement, the Underwriters exercised their over-allotment option in the amount of 603 additional shares. On October 25, 2004, the Company completed the sale of the 603 additional shares, and generated approximately $3.9 million of net proceeds.

15 —	Subsequent Events
      On January 13, 2005, the Company exercised a three year renewal option related to the Company’s corporate headquarters located in Los Angeles, California.
      On January 14, 2005, the Company and Ayala Land, Inc. entered into a definitive contract to lease the PeopleSupport Center, pursuant to the terms of the binding agreement previously signed in December 2003. The definitive contract signed in January 2005 contains the final terms of the agreement between the parties. The definitive lease contract provides for a term of 10 years, commencing on August 2005.
      The obligations under these leases have been included in the Company’s contractual obligations as described in Note 6.

16 —	Quarterly Financial Data (Unaudited)
      Summary unaudited quarterly financial data for fiscal 2003 and 2004 and the first quarter of 2005 is as follows:

	2003

	1st Qtr.	2nd Qtr.	3rd Qtr.(1)	4th Qtr.(2)

	(In thousands, except per share data)
Revenues	$6,409	$7,320	$7,720	$8,564
Income from operations	1,148	1,739	2,085	3,165
Net income	1,130	1,719	2,042	3,095
Basic income per share(3)	$0.45	$0.68	$0.81	$1.22
Diluted income per share(3)	$0.09	$0.14	$0.16	$0.23

	2004

	1st Qtr.	2nd Qtr.	3rd Qtr.(4)	4th Qtr.(5)

Revenues	$9,551	$10,445	$11,936	$12,579
Income from operations	1,881	1,323	1,975	(3,942)
Net income	1,839	1,290	1,932	3,263
Basic income per share(3)	$0.71	$0.57	$0.90	$0.19
Diluted income per share(3)	$0.13	$0.09	$0.14	$0.18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005

1st Qtr.

Revenues	$14,056
Income from operations	2,568
Net income	2,796
Basic income per share(3)	$0.15
Diluted income per share(3)	$0.15

(1)	In the quarter ended September 30, 2003, the Company recorded a loss on disposal of assets in the amount of $1.1 million related to the final closure of our St. Louis operation, and the Company released a portion of the prior year’s excess accrual for restructuring charges in an amount of $0.7 million.

(2)	In the quarter ended December 31, 2003, the Company released a portion of the prior year’s excess accrual for restructuring charges in the amount of $1.2 million, based on lower than anticipated actual expense for severance obligations, which was partially offset by charges of $0.5 million for severance-related and facilities costs in St. Louis.

(3)	The basic and diluted per share amounts have been restated to give retroactive effect to a 1 for 2.74 reverse stock split of our stock that occurred on August 5, 2004.

(4)	On February 25, 2005, the Company restated its results for the three and nine months ended September 30, 2004 to exclude a charge related to payment obligations of $4.8 million under the management incentive plan in connection with the Company’s initial public offering and to make other adjustments related to obligations under the plan. During the initial preparation of the Company’s financial statements for the quarter ended September 30, 2004, the $4.8 million paid under the incentive plan was recorded as of September 30 because by September 30 the registration statement for the offering had been declared effective by the SEC, the offering had priced and the management payments were highly probable. Subsequently, the Company concluded that the event triggering the payment obligations was the closing of, and the receipt of funds from, the offering, and the charge should have been recorded at that time. As a result of the adjustments, the restated results of operations for the quarter ended September 30, 2004 were as follows:

	For the Quarter Ended
	September 30, 2004

	As Reported	As Restated

Revenues	$11,936	$11,936
Income (loss) from operations	(2,811)	1,975
Net income (loss)	(2,730)	1,932
Basic income (loss) per share(3)	$(1.28)	$0.90
Diluted income (loss) per share(3)	$(1.28)	$0.14
      The restatement did not have any effect on the results for the year.

(5)	In the quarter ended December 31, 2004, the Company recorded a total charge of $5.3 million related to the management incentive plan. In addition, the Company released a portion of the deferred tax valuation allowances in the amount of $6.8 million, as the Company determined that it is more likely than not that a portion of the deferred tax assets will be realizable (see Note 11).
      Quarterly and year-to-date computations of loss per share amounts are made independently. Therefore, the sum of the per share amounts for the quarters may not agree with the per share amounts for the year.

OFFERING CIRCULAR

                    , 2005

PART II
Information Not Required in Offering Circular

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$
Blue Sky fees and expenses
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Miscellaneous expenses

Total	$

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article VIII. of the Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3.2 hereto) and Article 5 of the Registrant’s Amended and Restated Bylaws (Exhibit 3.4 hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of the Registrant, its directors and officers, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15.	Recent Sales of Unregistered Securities
      1. From January 25, 2001 through December 18, 2002, the Registrant granted options to purchase an aggregate of 1,361,821 shares of common stock at exercise prices ranging from $0.41 to $5.15 per share to employees, consultants and non-employee directors.
      2. From January 29, 2003 through April 28, 2004, the Registrant granted options to purchase an aggregate of 639,493 shares of common stock at exercise prices ranging from $0.41 to $6.85 per share to employees, consultants and non-employee directors.
      3. From January 2001 through May 14, 2004, the Registrant issued 204,664 shares of common stock upon exercise of options described above in paragraph 1 and payment of the exercise prices per share ranging from $0.41 to $5.15 per share.
      4. On June 5, 2001, the Registrant granted warrants to purchase an aggregate of 3,835 shares of preferred stock at an exercise price of $15.65 per share to Imperial Bank.
      The options described in paragraphs 1 and 2 above were granted under the Registrant’s 1998 Stock Incentive Plan. At the time these options described in paragraph 1 were granted under the 1998 Stock

Incentive Plan, the Registrant believed that each of the grants was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of the exemption available under Rule 701 of the Securities Act of 1933 for securities offered under compensatory plans.
      At the time the options described in paragraph 2 were granted under the 1998 Stock Incentive Plan, the Registrant believed that each of the grants was exempt from the registration requirements of the Securities Act of 1933 by virtue of a “no-sale” theory under Section 5 of the Securities Act of 1933, since none of the option recipients provided any consideration for the grants (the sale of the underlying option shares will occur only when the option is exercised and the purchase price is paid to the Registrant). In addition, for option grants described in paragraph 2 that covered 160,478 shares, which were granted to individuals residing and located in the Philippines, the Registrant believed that each of these grants was exempt under Regulation S under the Securities Act for sale of securities to non-U.S. persons in offshore transactions. Each of the option recipients was a non-U.S. person at the time the options were granted. In addition, the Registrant has obtained appropriate representations and covenants to ensure compliance with the requirements of Regulation S.
      The shares described in paragraph 3 were issued upon exercise of certain options described in paragraph 1. The Registrant believes that at the time of the transaction, the transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as transactions by an issuer not involving any public offering. The recipients in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments, as applicable, issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.
      The Registrant believes that the issuance of the warrants described in paragraph 4 was exempt from the registration requirements by virtue of Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipient of securities in such transaction represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sale of these securities were made without general solicitation or advertising. The recipient had adequate access, through its relationship with the Registrant, to information about the Registrant.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits
Exhibit Index

Number		Description	Page

3	.1**	Amended and Restated Certificate of Incorporation of the Registrant
3	.1.1**	Certificate of Amendment to Amended and Restated Certificate of Incorporation

3	.1.2**	Certificate of Amendment to Amended and Restated Certificate of Incorporation

3	.1.3**	Certificate of Correction of Certificate of Amendment to Amended and Restated Certificate of Incorporation

3	.1.4**	Certificate of Amendment to Amended and Restated Certificate of Incorporation

3	.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates

3	.3**	Amended and Restated Bylaws

3	.4**	Form of Amended and Restated Bylaws of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates

4	.1**	Specimen Common Stock Certificate

4	.2**	Amended and Restated Investor Rights Agreement

Number		Description	Page

8.1		Tax Opinion of Pillsbury Winthrop Shaw Pittman LLP

10	.1**	PeopleSupport, Inc. 1998 Stock Incentive Plan

10	.2.1**	Form of PeopleSupport, Inc. Stock Option Agreement (no acceleration on change of control)

10	.2.2**	Form of PeopleSupport, Inc. 1998 Stock Option Agreement (includes acceleration on change of control)

10	.3**	PeopleSupport, Inc. 2002 Management Incentive Plan

10	.3.1**	Amendment to PeopleSupport, Inc. 2002 Management Incentive Plan

10	.4†**	Amended and Restated Customer Support Services Agreement dated July 1, 2004 between PeopleSupport, Inc. and Expedia, Inc.

10	.5**	Memorandum of Agreement dated December 15, 2003 between PeopleSupport, Inc. and Ayala Land, Inc.

10	.5.1††**	Definitive Contract of Lease with Ayala Land, Inc. and PeopleSupport (Philippines), Inc.

10	.6**	Letter Agreement dated May 20, 2002 between PeopleSupport, Inc. and Caroline Rook

10	.7†**	Master Services Agreement dated January 2, 2003 between PeopleSupport, Inc. and EarthLink, Inc.

10	.8†**	Professional Services Contract dated December 4, 2000 between PeopleSupport, Inc. and Network Solutions, Inc.

10	.9**	Form of 2004 Stock Incentive Plan

10	.10**	Form of 2004 Employee Stock Purchase Plan

10	.11**	Form of Indemnification Agreement between the Registrant and its officers and directors

10	.12**	Form of PeopleSupport, Inc. 2004 Stock Incentive Plan Stock Option Agreement

10	.13††**	Master Services Agreement dated June 11, 2003 between PeopleSupport, Inc. and Consumerinfo.com

16	.1**	Letter of PricewaterhouseCoopers LLP

21	.1**	List of Subsidiaries

23.1		Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 8.1)

23.2		Consent of BDO Seidman, LLP

24.1		Power of Attorney (included in signature page)

99	.1*	Form of Letter of Offer to Repurchase Securities

*	To be filed by amendment.

**	Incorporated by reference to the same numbered exhibit to the Registrant’s Registration Statement on Form S-1, File No. 333-115328, originally filed with the Securities and Exchange Commission on May 10, 2004, as amended.

†	Confidential treatment was granted for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

††	Confidential treatment was requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

      (b) Financial Statement Schedules
      The following financial statement schedule is a part of this registration statement and should be read in conjunction with our consolidated financial statements:
Independent Registered Public Accounting Firm Report on Schedule II
Board of Directors and Stockholders
PeopleSupport, Inc.
Los Angeles, California
      The audits referred to in our report dated February 22, 2005 relating to the consolidated financial statements of PeopleSupport, Inc., which is contained in the offering circular constituting part of this registration statement, included the related financial statement schedule shown below as of December 31, 2002, 2003 and 2004, and for the years then ended. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.
      In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO SEIDMAN, LLP
Los Angeles, California
February 22, 2005
Schedule II — Valuation and Qualifying Accounts

	Years Ended December 31, 2002, 2003 and 2004

	Balance at	Charged to Costs		Balance at
Description	Beginning of Year	and Expenses	Deduction	End of Year

	(In thousands)
Valuation allowance for accounts receivable 2002:	$186	$351	$(300)	$237
Valuation allowance for accounts receivable 2003:	237	293	23	553
Valuation allowance for accounts receivable 2004:	553	(51)	(51)	451
      Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, in the State of California, on June 13, 2005.

PEOPLESUPPORT, INC.

By:	/s/ LANCE ROSENZWEIG

Lance Rosenzweig
Chief Executive Officer, and
Chairman of the Board of Directors
      KNOW ALL PEOPLE BY THESE PRESENTS, that each of the undersigned whose signature appears below constitutes and appoints Lance Rosenzweig and Caroline Rook, his or her true and lawful attorneys-in-fact, with full power of substitution and resubstitution for him or her and on his or her behalf, and in his or her name, place and stead, in any and all capacities to execute and sign any and all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the Registrant hereby confers like authority on its behalf.
      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ LANCE ROSENZWEIG Lance Rosenzweig	President, Chief Executive Officer (Principal Executive Officer), Secretary and Chairman of the Board of Directors	June 13, 2005

/s/ CAROLINE ROOK Caroline Rook	Chief Financial Officer (Principal Financial and Accounting Officer)	June 13, 2005

/s/ ADAM BERGER Adam Berger	Director	June 13, 2005

/s/ C. LARRY BRADFORD C. Larry Bradford	Director	June 13, 2005

/s/ MICHAEL EDELL Michael Edell	Director	June 13, 2005

/s/ WILLIAM QUIGLEY William Quigley	Director	June 13, 2005

/s/ MICHAEL SONG Michael Song	Director	June 13, 2005

/s/ GEORGE ELLIS George Ellis	Director	June 13, 2005

EXHIBIT INDEX

Number		Description	Page

3	.1**	Amended and Restated Certificate of Incorporation of the Registrant

3	.1.1**	Certificate of Amendment to Amended and Restated Certificate of Incorporation

3	.1.2**	Certificate of Amendment to Amended and Restated Certificate of Incorporation

3	.1.3**	Certificate of Correction of Certificate of Amendment to Amended and Restated Certificate of Incorporation

3	.1.4**	Certificate of Amendment to Amended and Restated Certificate of Incorporation

3	.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant

3	.3**	Amended and Restated Bylaws

3	.4**	Form of Amended and Restated Bylaws of the Registrant

4	.1**	Specimen Common Stock Certificate

4	.2**	Amended and Restated Investor Rights Agreement

8.1		Tax Opinion of Pillsbury Winthrop Shaw Pittman LLP

10	.1**	PeopleSupport, Inc. 1998 Stock Incentive Plan

10	.2.1**	Form of PeopleSupport, Inc. Stock Option Agreement (no acceleration on change of control)

10	.2.2**	Form of PeopleSupport, Inc. 1998 Stock Option Agreement (includes acceleration on change of control)

10	.3**	PeopleSupport, Inc. 2002 Management Incentive Plan

10	.3.1**	Amendment to PeopleSupport, Inc. 2002 Management Incentive Plan

10	.4†**	Amended and Restated Customer Support Services Agreement dated July 1, 2004 between PeopleSupport, Inc. and Expedia, Inc.

10	.5**	Memorandum of Agreement dated December 15, 2003 between PeopleSupport, Inc. and Ayala Land, Inc.

10	.5.1††**	Definitive Contract of Lease with Ayala Land, Inc. and PeopleSupport (Philippines), Inc.

10	.6**	Letter Agreement dated May 20, 2002 between PeopleSupport, Inc. and Caroline Rook

10	.7†**	Master Services Agreement dated January 2, 2003 between PeopleSupport, Inc. and EarthLink, Inc.

10	.8†**	Professional Services Contract dated December 4, 2000 between PeopleSupport, Inc. and Network Solutions, Inc.

10	.9**	Form of 2004 Stock Incentive Plan

10	.10**	Form of 2004 Employee Stock Purchase Plan

10	.11**	Form of Indemnification Agreement between the Registrant and its officers and directors

10	.12**	Form of PeopleSupport, Inc. 2004 Stock Incentive Plan Stock Option Agreement

10	.13††**	Master Services Agreement dated June 11, 2003 between PeopleSupport, Inc. and Consumerinfo.com

16	.1**	Letter of PricewaterhouseCoopers LLP

21	.1**	List of Subsidiaries

23.1		Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 8.1)

23.2		Consent of BDO Seidman, LLP

24.1		Power of Attorney (included in signature page)

99	.1*	Form of Letter of Offer to Repurchase Securities

*	To be filed by amendment

**	Incorporated by reference to the same numbered exhibit to the Registrant’s Registration Statement on Form S-1, File No. 333-115328, originally filed with the Securities and Exchange Commission on May 10, 2004, as amended.

†	Confidential treatment was granted for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

††	Confidential treatment was requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.